                          Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock,
             Together With The Associated Rights Attached Thereto

                                      of

                             KENETECH Corporation

                                      at

                              $1.04 Net Per Share

                                      by

                                KC Merger Corp.
                         a wholly owned subsidiary of

                            KC Holding Corporation
                         a wholly owned subsidiary of

                        ValueAct Capital Partners, L.P.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
             TIME, DECEMBER 7, 2000, UNLESS THE OFFER IS EXTENDED.


   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 3. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES AND THE RIGHTS ATTACHED THERETO.

                         -----------------------------
                    The Information Agent For The Offer is:

                           MacKenzie Partners, Inc.

November 6, 2000

 INTRODUCTION.............................................................   4


 SPECIAL FACTORS..........................................................   6
     1.        Background of the Transaction; Past Contacts, Negotiations
            and Agreements...............................................    6
     2.     Purposes, Alternatives, Reasons, Effects and Plans...........   11
     3.     Recommendation of the Special Committee and the Board of
            Directors of KENETECH; Fairness of the Transaction...........   12
     4.     Position of Parent, Purchaser, VAC and Mr. Lerdal as to the
            Fairness of the Offer and the Merger.........................   16
     5.     Interests of Certain Persons in the Offer and the Merger.....   17
     6.     Reports, Opinions, Appraisals and Negotiations...............   18


 THE TENDER OFFER.........................................................  25
     1.     Terms of the Offer...........................................   25
     2.     Acceptance for Payment and Payment for Shares................   27
     3.     Procedure for Tendering Shares...............................   28
     4.     Withdrawal Rights............................................   30
     5.     Certain United States Federal Income Tax Consequences of the
            Transactions.................................................   31
     6.     Price Range of Shares; Dividends.............................   32
     7.     Possible Effects of the Offer on the Market for the Shares
            and Exchange Act Registration................................   32
     8.     Certain Information Concerning KENETECH......................   33
     9.     Certain Information Concerning Purchaser and Parent..........   35
    10.     The Transaction Agreements...................................   35
    11.     Source and Amount of Funds...................................   43
    12.     Certain Conditions of the Offer..............................   43
    13.     Certain Legal Matters; Regulatory Approvals..................   44
    14.     State Takeover Laws..........................................   45
    15.     Appraisal Rights.............................................   45
    16.     Fees and Expenses............................................   48
    17.     Provisions For Unaffiliated Security Holders.................   48
    18.     Miscellaneous................................................   48


 ANNEX A    Opinion of Houlihan Lokey Howard & Zukin Financial Advisors,
            Inc. ........................................................   50


 SCHEDULE A Certain Information Concerning Purchaser, Parent, and VAC....  A-1


 SCHEDULE B Certain Information Concerning Members of the Board of
            Directors and the Executive Officers of KENETECH.............  B-1


 SCHEDULE C Schedule 262 of the General Corporation Law of State of
            Delaware; Chapter 13 of the General Corporation Law of the
            State of California..........................................  C-1


 SCHEDULE D Agreement and Plan of Merger, dated as of October 25, 2000, among KC Merger Corp., KC Holding Corporation, and KENETECH
            Corporation..................................................  D-1

                              SUMMARY OF THE OFFER

PRINCIPAL TERMS

  . KC Holding Corporation, through its wholly owned subsidiary KC Merger Corp., is offering to buy all outstanding shares of KENETECH Corporation's common stock, together with the associated rights attached thereto. KC Holding Corporation is a wholly owned subsidiary of ValueAct Capital Partners, L.P. The offer is the first step in our plan to acquire all of KENETECH's stock and for KENETECH to become a private company. The tender price is $1.04 per share, in cash. Tendering stockholders will not have to pay brokerage fees or commissions.

  . If the offer is successful, we will acquire any remaining shares of KENETECH stock in a later merger for $1.04 per share in cash as provided in a merger agreement entered into on October 25, 2000 among KC Holding Corporation, KC Merger Corp. and KENETECH. KENETECH stockholders will not have appraisal rights in the tender offer but will have appraisal rights in the merger.

  . The offer will expire at 12:00 midnight, New York City time on December 7, 2000, unless we extend the offer. We may extend the offer if, among other reasons, the number of shares of KENETECH stock that have been validly tendered and not withdrawn represents less than 85% of the then issued and outstanding shares of KENETECH stock on a fully diluted basis, not including shares held by Mr. Mark D. Lerdal, KENETECH's President and Chief Executive Officer. See pages 25 through 27 of this document.

  . If we are required to extend the offer under the circumstances described above or if we otherwise decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the offer.

  . If we receive at least 85% of the then issued and outstanding shares of KENETECH stock and Mr. Lerdal contributes his shares to us as described below, we will own at least 90% of the outstanding shares of KENETECH stock. Our ownership of 90% or more of the outstanding shares of KENETECH stock will allow us to complete a "short-form" merger under applicable state law. This type of merger will not require approval by any KENETECH stockholder.

AGREEMENTS WITH EXECUTIVE OFFICER

  . On October 24, 2000, KC Holding Corporation and ValueAct Capital Partners, L.P. entered into a separate agreement with Mark D. Lerdal in which Mr. Lerdal agreed to contribute all of his shares of KENETECH stock to KC Holding Corporation for shares of KC Holding Corporation stock. As a result, Mr. Lerdal will become a stockholder of KC Holding Corporation and will not receive any cash for the shares he contributes. He will, however, have the opportunity to share in any future growth of KENETECH, which following completion of the offer and the merger will be a wholly owned subsidiary of KC Holding Corporation. The shares to be contributed represent approximately 36% of the outstanding shares of KENETECH stock. See pages 35 and 36 of this document.

  . Simultaneously with entering into the merger agreement, we entered into a voting agreement with Mr. Lerdal in which Mr. Lerdal agreed not to tender his shares in the offer and to vote all of his shares in favor of the merger and the merger agreement and against any takeover proposal.

RECOMMENDATION OF KENETECH'S BOARD AND THE SPECIAL COMMITTEE

  . KENETECH's Board of Directors, with Mr. Lerdal abstaining, based on the recommendation of a special committee of the Board of Directors comprised solely of independent directors, has

  . determined that the merger agreement and the transactions contemplated therein, including the offer and the merger, are fair to and in the best interests of KENETECH and its stockholders,

  . approved and declared advisable the merger agreement and the transactions contemplated therein, including the offer and the merger, and

  . recommended that the stockholders tender their KENETECH stock in the offer and, if applicable, approve and adopt the merger agreement in all respects. See pages 12 through 16 of this document.

CONDITIONS

   We are not required to complete the tender offer unless:

  . the number of tendered and not withdrawn shares represents at least 85% of the shares of KENETECH stock outstanding on a fully diluted basis as defined in the merger agreement, excluding shares held by Mr. Lerdal,

  .  there is no material adverse change in KENETECH or its business, and

  . there is no pending suit, action or proceeding before any court or governmental entity challenging the tender offer or proposed merger.

   The offer is also subject to a number of other conditions. See pages 43 through 44 of this document.

FINANCIAL CONDITION OF KC HOLDING CORPORATION

   We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

  .  the offer is being made for all outstanding shares solely for cash,

  .  the offer is not subject to any financing condition, and

  . if we consummate the offer, we will acquire all remaining shares for the same cash price pursuant to the merger.

   ValueAct Capital Partners, L.P. will provide KC Holding Corporation with sufficient funds from its own resources to acquire all tendered shares or shares to be acquired pursuant to the merger. KC Holding Corporation will contribute these funds to KC Merger Corp. ValueAct Capital Partners, L.P. has guaranteed the performance by each of KC Holding Corporation and KC Merger Corp. of its covenants, duties and obligations under the merger agreement. See pages 42 and 43 of this document.

PROCEDURES FOR TENDERING

   If you wish to accept the offer, you must do the following:

  . If you are a record holder (and, therefore, a stock certificate has been issued to you) you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in the offer for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 28 through 30 of this document.

  . If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, MacKenzie Partners, Inc., at (212) 929-5500 for assistance.

  . If you hold your shares through a broker or bank, you should contact your broker or bank and give instructions that your shares be tendered.

WITHDRAWAL RIGHTS

  . If, after tendering your shares in the offer, you decide that you do NOT want to accept the offer, you can withdraw your shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See pages 30 and 31 of this document for further details.

  . If we decide to provide a "subsequent offering period," we will accept shares tendered during that period immediately and thus you will not be able to withdraw shares tendered during any subsequent offering period. See pages 26, 27 and 31 of this document.

SUBSEQUENT OFFERING PERIOD

  . We do not currently intend to include a subsequent offering period for the offer, although we reserve our right to do so. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which stockholders may tender their shares and receive the offer consideration.

  . If we decide to provide a subsequent offering period, we will make a public announcement of our decision by 9:00 a.m., New York City time, on the next business day following the initial closing of the tender offer. See pages 26 and 27 of this document.

RECENT KENETECH TRADING PRICES; SUBSEQUENT TRADING

  The closing bid price for a share of KENETECH stock was:

  . $0.71 on October 25, 2000, the last full trading day before we announced the execution of the merger agreement with KENETECH, and

  . $0.99 on November 3, 2000, the last trading day before the printing of these materials.

   Before deciding whether to tender your shares, you should obtain a current market quotation for the shares. See page 32 of this document.

FURTHER INFORMATION

  . You can call MacKenzie Partners at (212) 929-5500. MacKenzie Partners is acting as the information agent for our tender offer. See the cover page of this document.

To The Holders of Shares of Common Stock of KENETECH Corporation:

                                 INTRODUCTION

   KC Merger Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of KC Holding Corporation, a Delaware corporation ("Parent"), hereby offers to purchase all of the outstanding shares, together with the associated rights attached thereto issued pursuant to that certain Rights Agreement, dated May 4, 1999, as amended (the "Shares"), of common stock, par value $.000l per share (the "Common Stock"), of KENETECH Corporation, a Delaware corporation ("KENETECH"), at $1.04 per Share, net to the seller in cash (the "Per Share Amount"), without interest thereon upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Parent is a wholly owned subsidiary of ValueAct Capital Partners, L.P., a Delaware limited partnership ("VAC").

   You will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. We will pay all charges and expenses of ChaseMellon Shareholder Services, L.L.C. (the "Depositary") and MacKenzie Partners, Inc. (the "Information Agent").

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW) THAT NUMBER OF SHARES THAT EQUALS AT LEAST 85% OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS (I.E., GIVING EFFECT TO ALL THE CURRENTLY EXERCISABLE STOCK OPTIONS AND OTHER SECURITIES EXERCISABLE OR CONVERTIBLE INTO SHARES), EXCLUDING SHARES HELD BY MR. MARK D. LERDAL (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 12.

   THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 7, 2000, UNLESS EXTENDED. See "The Tender Offer--Terms of the Offer, --Certain Conditions of the Offer, --and Certain Legal Matters and Regulatory Approvals."

   The Offer is being made pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 25, 2000, among KENETECH, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged (the "Merger") with and into KENETECH and KENETECH will be the surviving corporation (the "Surviving Corporation"). The Merger Agreement is attached to this Offer to Purchase as Schedule D and is an exhibit to the Tender Offer Statement on Schedule TO of Purchaser, Parent, and VAC (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on November 6, 2000. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by Parent, Purchaser or any subsidiary of Parent or KENETECH or held in the treasury of KENETECH or by any stockholders who properly exercise appraisal rights) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest thereon, equal to the Per Share Amount paid pursuant to the Offer (the "Merger Consideration"), payable upon the surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in "The Tender Offer--The Transaction Agreements--The Merger Agreement." The United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger, as the case may be, are summarized in "The Tender Offer--Certain United States Federal Income Tax Consequences of the Transactions."

   KENETECH'S BOARD OF DIRECTORS (THE "BOARD"), WITH MR. LERDAL ABSTAINING, BASED ON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD, COMPRISED SOLELY OF INDEPENDENT DIRECTORS (THE "SPECIAL COMMITTEE"), HAS (I)

DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF KENETECH AND ITS STOCKHOLDERS, (II) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (III) RECOMMENDED THAT THE STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER AND, IF APPLICABLE, APPROVE AND ADOPT THE MERGER AGREEMENT IN ALL RESPECTS.

   Mr. Lerdal has agreed to contribute all of his Shares (the "Contribution Shares") to Parent pursuant to a Subscription and Contribution Agreement dated October 24, 2000 among Mr. Lerdal, Parent, and VAC (the "Subscription Agreement"). As a result, Mr. Lerdal will become a stockholder of Parent. As of October 20, 2000, Mr. Lerdal held 11,365,458 Shares. Mr. Lerdal will not receive the Per Share Amount or the Merger Consideration for the Contribution Shares and will have an indirect continuing interest in KENETECH after the Merger through his ownership of Parent. The obligation of Mr. Lerdal to contribute the Contribution Shares is not conditioned upon or subject to the completion of the Offer. There are potential conflicts of interest that the Board had to consider in connection with this aspect of the transaction, which are described in more detail in "Special Factors--Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction."

   Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey"), the financial advisor to the Special Committee in connection with the potential transaction, has delivered to the Special Committee a written opinion, dated October 25, 2000, to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review set forth therein and described to the Special Committee, the $1.04 per Share cash consideration to be received in the Offer and the Merger, by the holders of Shares was fair, from a financial point of view, to such holders (other than Mr. Lerdal). A copy of Houlihan Lokey's written opinion is attached as Annex A to this Offer to Purchase and a copy of the presentation Houlihan Lokey gave to the Special Committee and the Board is attached as an exhibit to the Schedule TO.

   The Offer is conditioned upon, among other things, the Minimum Condition being satisfied, which is more fully described in "The Tender Offer--Certain Conditions of the Offer." KENETECH has informed us that, as of October 20, 2000, there were 31,970,164 shares of Common Stock issued and outstanding and there were 95,600 shares of Common Stock issuable upon the exercise of currently exercisable outstanding options for purposes of determining the number of shares of Common Stock outstanding on a fully diluted basis as defined in the Merger Agreement. Based on the foregoing, we believe that, as of the date of this Offer to Purchase, the Minimum Condition would be satisfied if at least 17,514,000 Shares are validly tendered prior to the Expiration Date and not properly withdrawn. All of the currently exercisable outstanding options are exercisable at a price per share significantly in excess of the Per Share Amount and, therefore, were not considered in determining the number of Shares necessary to satisfy the Minimum Condition.

   If the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is consummated, we will own approximately 55% of the outstanding Shares (not including any Contribution Shares), which is a sufficient number of Shares to ensure that the Merger Agreement will be adopted. In addition, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is consummated and Mr. Lerdal contributes the Contribution Shares to us in accordance with the terms of the Subscription Agreement, we will own at least 90% of the Shares then outstanding and, as a result, we will be able to cause the Merger to occur without a vote of KENETECH's stockholders under applicable state law. See "The Tender Offer--The Transaction Agreements--The Merger Agreement."

   No appraisal rights are available in connection with the Offer; however, stockholders not tendering in the Offer will have appraisal rights in connection with the Merger. See "The Tender Offer--Appraisal Rights."

   THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY AND IN THEIR ENTIRETY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

   1. Background of the Transaction; Past Contacts, Negotiations and
Agreements

   The following information (other than the information concerning Parent, Purchaser or VAC) has been provided to Purchaser by KENETECH:

   From 1995 through the end of 1998, KENETECH experienced severe liquidity constraints. In an effort to relieve such constraints, KENETECH undertook to sell its assets. By the end of March 1999, KENETECH had disposed of substantially all its operating assets and, by the end of April 1999, KENETECH had repaid substantially all its indebtedness.

   In addition, as early as March 1999, KENETECH started to evaluate the various strategic alternatives available to it. Initially, throughout early 1999, KENETECH sought to identify and evaluate various business and investment opportunities. Later, in mid to late 1999, KENETECH began to consider various other strategic alternatives, including the possibility of acquiring or merging with another company, and announced its considerations in its securities filings. Beginning in November 1999, KENETECH's Board instituted a stock repurchase program, and KENETECH also later repurchased shares of Common Stock directly from stockholders that eventually resulted in the repurchase and retirement of almost 10,000,000 shares of Common Stock.

   Throughout 1999 and 2000, contact with KENETECH was initiated by (and in some instances, KENETECH itself initiated contact with) various companies regarding possible mergers, joint ventures, investment opportunities and other strategic alternatives. KENETECH also considered strategic opportunities that would maximize the potential benefits to be derived from its existing tax-related characteristics. Although several companies expressed an initial interest in considering an acquisition of KENETECH, none of these discussions proceeded beyond preliminary stages. KENETECH also contacted or was contacted by various investment banks, capital funds and other investment groups. While KENETECH was rebuffed by most of the larger investment banks, several contacts with smaller investment banks resulted in some additional investment opportunities for KENETECH. KENETECH considered a number of these opportunities, but none involved the acquisition of KENETECH or were large enough to result in a material change in KENETECH's operations or structure.

   One of these previously considered strategic investment alternatives indirectly resulted in VAC's initial expression of interest in potentially acquiring KENETECH. Jeffrey Ubben, a founding member of VAC, previously worked for one of the capital funds that KENETECH had approached in mid-1999 regarding possible joint venture opportunities. Now representing VAC, Mr. Ubben, in mid-June 2000, expressed to Mr. Lerdal VAC's potential interest in considering an acquisition of KENETECH. Mr. Lerdal reported VAC's potential interest to KENETECH's Board during a meeting held on June 21, 2000.

   Shortly thereafter, on June 29, 2000, KENETECH and VAC entered into the Confidentiality Agreement to allow VAC to review information regarding KENETECH. Following the execution of the Confidentiality Agreement, VAC began its due diligence review of KENETECH.

   At a meeting of KENETECH's Board on July 5, 2000, Mr. Lerdal advised the Board that VAC had informed him that it might consider a transaction that could require his participation. Mr. Lerdal then left the meeting. KENETECH's outside legal counsel advised the Board of its fiduciary duties in connection with any acquisition of KENETECH by a group that could potentially include Mr. Lerdal and discussed with the Board the advisability of the creation of a special committee of independent directors. The Board then established the Special Committee with the authority to review and evaluate the terms of, and determine the advisability of, any potential transaction with VAC, and appointed Messrs. Winn, Morgan and Christenson to the Special Committee. The Board resolved that, without a favorable recommendation by the Special Committee of any transaction that might be proposed by VAC, the Board would not recommend to KENETECH's stockholders or otherwise approve such a transaction. The Board also gave the Special Committee the power to retain independent legal counsel, investment bankers and other advisors to assist it in connection with its duties.

   On July 5, 2000, the Special Committee held its initial meeting. The Special Committee authorized Mr. Winn to meet with VAC and to provide additional information regarding KENETECH as necessary. The Special Committee also resolved to retain an independent financial advisor and independent counsel if consideration of a potential transaction proceeded. Throughout the next six weeks, Mr. Winn and other employees at KENETECH provided information to VAC in the course of VAC's diligence investigation of KENETECH.

   On August 17, 2000, the Special Committee met and resolved to retain Potter Anderson & Corroon LLP as its independent legal counsel. The Special Committee also resolved to solicit proposals from and to retain an independent investment banking firm to act as its financial advisor. The Special Committee discussed with its counsel the scope of its duties and the status of the Special Committee. At the end of the meeting, Mr. Winn resigned from the Special Committee, and Dr. Christenson and Mr. Morgan continued as the members of the Special Committee.

   On August 23, 2000, KENETECH received a letter of intent from VAC with respect to a potential acquisition of KENETECH pursuant to a tender offer at a price of $0.95 per Share, followed by a merger in which the Shares not tendered would be converted into the right to receive the consideration paid in the tender offer. The letter contemplated that Mr. Lerdal would not tender his Shares in the offer and would contribute his Shares to a subsidiary of VAC. The letter contemplated that, at the time of execution of any definitive agreement with respect to the acquisition, KENETECH would grant to VAC an option to purchase up to 19.9% of KENETECH's outstanding Common Stock at a purchase price of $0.95 per Share, exercisable in the event KENETECH engaged in an acquisition transaction with a third party rather than the transaction proposed by VAC. The letter also contemplated that KENETECH would pay VAC a $1,000,000 termination fee in the event such an alternative transaction was entered into prior to the first anniversary of the execution of the letter. The letter provided that any obligation to consummate an acquisition would be subject to several conditions, including the negotiation of a definitive merger agreement, VAC's satisfaction with its due diligence review of KENETECH, the absence of any material adverse change in KENETECH's operations or financial condition and VAC reaching agreement with Mr. Lerdal as to his participation in the transaction. The letter also contemplated that, if executed by KENETECH, KENETECH would agree not to solicit alternative proposals from any other party for the lesser of a period of 120 days or until a definitive agreement was reached.

   The Special Committee met with its legal counsel on August 24, 2000 to conduct a preliminary review of VAC's letter. The Special Committee's legal counsel discussed the structure of the potential transaction as outlined in VAC's letter. At the meeting, the Special Committee also received presentations from several investment banks and financial consultants. After hearing the presentations, the Special Committee resolved to retain Houlihan Lokey as its financial advisor to assist it in evaluating the terms of the Offer and the Merger and to render an opinion as to whether the consideration to be received by KENETECH's stockholders, except Mr. Lerdal, in connection with the Offer and the Merger, is fair to such stockholders from a financial point of view. Subsequent to the meeting, the Special Committee entered into an engagement letter with Houlihan Lokey, and directed Houlihan Lokey to begin its analysis of VAC's letter.

   The Special Committee met with its legal counsel on August 30, 2000. At the meeting, the Special Committee further discussed the terms of VAC's August 23, 2000 letter. The Special Committee also discussed the retention of additional counsel to advise it in connection with California and federal securities matters. On September 1, 2000, the Special Committee met with its legal counsel and resolved to retain Morrison & Foerster LLP as its independent legal counsel with respect to California and federal securities law matters in connection with the potential acquisition. A representative of Houlihan Lokey also discussed with the Special Committee the results of its due diligence undertaken to that date. The Special Committee also discussed with legal counsel and representatives of Houlihan Lokey the possibility of enhancing the valuation of KENETECH by insuring certain of its contingent liabilities.

   The Special Committee met with its legal counsel on September 6, 2000. At the meeting, a representative of Houlihan Lokey discussed with the Special Committee its preliminary evaluation of KENETECH. The Houlihan Lokey representative also discussed with the Special Committee, in the context of preparing to issue an opinion, the strategic alternatives that might be pursued by KENETECH. The alternatives included remaining independent, pursuing the potential acquisition by VAC, pursuing a sale to a strategic buyer, making strategic acquisitions, pursuing a financial buyer or liquidating. The assessment of strategic alternatives included a qualitative assessment of the valuation impact of the Offer and the Merger relative to the alternatives considered by Houlihan Lokey. The analysis did not quantify the valuation impact because, in the opinion of Houlihan Lokey, it was not feasible to so quantify this impact (due to the significant number of non-quantifiable variables). Following the discussions with Houlihan Lokey, the Special Committee discussed with its legal counsel potential responses to VAC's August 23, 2000 letter, including changes to the structure of the potential transaction that would give KENETECH a greater right to respond to unsolicited acquisition proposals. The Special Committee determined to respond generally to VAC's August 23, 2000 letter by proposing a purchase price of $1.17 per share; proposing a decrease in the termination fee potentially payable by KENETECH in the event VAC's proposed acquisition was not consummated; proposing to eliminate VAC's option to purchase KENETECH's Common Stock; proposing that the period during which a termination fee might be payable be shortened; and proposing that the offer not be closed until at least 30 business days had passed after the announcement of the offer (in order to allow greater time for other parties to make alternative proposals). The Special Committee further determined to include as a condition to KENETECH's obligation to consummate the potential acquisition that at least a majority of the outstanding Shares, other than the Shares held by Mr. Lerdal, be tendered in the tender offer.

   After the meeting, counsel to the Special Committee contacted a representative of VAC and VAC's counsel to relay the Special Committee's proposals. Mr. Morgan also contacted a representative of VAC to discuss the potential transaction and the Special Committee's views with respect to the proposed adjusted purchase price. After some discussion, the representative of VAC told Mr. Morgan that VAC potentially would be willing to offer to pay $1.00 per share.

   The Special Committee met with its legal counsel on September 8, 2000. At the meeting, Mr. Morgan described his conversations with VAC. The Special Committee resolved to request that VAC respond in writing to the proposals made on behalf of the Special Committee after its September 6 meeting. On September 11, 2000, VAC delivered a revised letter of intent to the Special Committee. The revised letter provided for, among other things, a purchase price of $1.00 per share and the elimination of the option to purchase KENETECH Common Stock that was included in the initial letter. The revised letter also incorporated the Special Committee's proposed reduction in the termination fee and the period during which it might be applicable and the Special Committee's proposal that the offer not be closed until at least 30 business days had passed after the announcement of the offer.

   On September 12, 2000, the Special Committee met with its legal counsel and a representative of Houlihan Lokey to discuss the revised letter. At the meeting, the Special Committee's counsel discussed KENETECH's right to receive and consider third party proposals during the pendency of any offer that might be made by VAC. The discussion included the provision of the revised letter that would allow KENETECH to publicly announce, upon the signing of any definitive agreement with respect to a transaction, that Houlihan Lokey was prepared to accept other offers relating to the acquisition of KENETECH. The Special Committee also discussed making a counter-proposal with respect to the price per share to be paid in the potential transaction and other terms.

   The Special Committee met with its legal counsel on September 13, 2000, to discuss the status of the discussions with VAC. The Special Committee then met with its legal counsel and representatives from Houlihan Lokey on September 14, 2000. At the meeting, representatives of Houlihan Lokey discussed with the Special Committee the potential range of valuations of KENETECH and some of KENETECH's larger investments. The Special Committee requested that Houlihan Lokey meet with VAC to discuss the parties' respective views relating to the valuation of KENETECH.

   Representatives of Houlihan Lokey met with representatives of VAC on September 15, 2000, to discuss the potential valuation of KENETECH. Later that day, the Special Committee met with its legal counsel to receive Houlihan Lokey's report on those discussions. After discussing valuation issues with Houlihan Lokey, the Special Committee authorized Houlihan Lokey to make a counterproposal at $1.08 per Share. Counsel to the Special Committee contacted VAC's counsel to relay the proposal and to discuss other terms of the potential transaction.

   The Special Committee, its legal counsel and representatives of Houlihan Lokey met on September 19, 2000, with representatives of VAC and its counsel to discuss the potential transaction. After further negotiations, VAC's representatives stated that they might be willing to offer to pay $1.02 per Share. The representatives of VAC then left the meeting and the Special Committee continued to discuss pricing issues with its advisors. Later that day, counsel for the Special Committee contacted counsel for VAC to discuss the terms and status of the potential transaction.

   On September 20, 2000, the Special Committee met with its legal counsel and Houlihan Lokey to discuss the status of the discussions with VAC. After counsel reviewed with the Special Committee the terms and conditions of VAC's letter, the Special Committee directed its counsel to contact VAC's counsel to request a letter indicating a willingness to pay more than $1.02 per Share. After the Special Committee's counsel communicated such to VAC's counsel, VAC responded that it might be willing to pay $1.04 per share. The Special Committee, its legal counsel and Houlihan Lokey met thereafter to consider the revised share price. The Special Committee instructed its counsel to request $1.05 per Share. On September 25, 2000, counsel to VAC stated that VAC was not willing to consider paying more than $1.04 per Share.

   On September 26, 2000, VAC delivered to the Special Committee a revised letter of intent, providing for, among other things, a potential purchase price of $1.04 per Share. The letter also contemplated that KENETECH would pay VAC a termination fee of as much as $750,000 in the event such an alternative transaction was entered into during the term of the letter and in other circumstances. The letter further contemplated that KENETECH would not solicit alternative proposals from any other parties for the lesser of a period of 30 days or until a definitive agreement was reached. The revised letter also provided that the potential price was subject to renegotiation in the event KENETECH was able to insure on reasonable terms certain contingent liabilities.

   On September 27, 2000, the Special Committee met with its legal counsel and representatives of Houlihan Lokey. At the meeting, the Special Committee's counsel described the terms of the revised letter and the history of the negotiations of the letter. The Special Committee noted that the letter required each party to use reasonable best efforts to enter into a definitive agreement with respect to the potential transaction. Following discussion, the Special Committee resolved to approve the revised letter of intent and to recommend that the Board authorize KENETECH to execute the letter.

   Later that same day, the Board met (with all members present, other than Mr. Lerdal, who was traveling) to consider the revised letter of intent. At the request of the Special Committee, the legal counsel to the Special Committee described the terms of the revised letter of intent and the history of the negotiations of the letter. Following discussion, the Board, by the unanimous vote of all members present, approved execution of the letter.

   After the Board meeting, a representative of KENETECH executed a counterpart of the revised letter of intent. Over the next several weeks, VAC continued its due diligence review of KENETECH and commenced negotiations regarding the principal terms of a definitive agreement with respect to the potential transaction. In addition, during this period, VAC and Mr. Lerdal held several discussions regarding the terms and conditions upon which Mr. Lerdal would participate in the potential transaction.

   On October 7, 2000, the Special Committee met with its legal counsel. At the meeting the Special Committee discussed the possible timing of a potential transaction. Over the next several weeks, the Special

Committee met a number of times with its legal counsel and Houlihan Lokey to, among other things, review the status of the negotiations with VAC with respect to the terms and conditions of the Merger Agreement. Several drafts of the Merger Agreement were exchanged with VAC.

   During the week of October 16, VAC's counsel prepared and distributed preliminary drafts of the various agreements to be entered into between VAC, Purchaser or Parent and Mr. Lerdal in connection with the proposed transactions, including the Subscription Agreement, a certain voting agreement among Parent, Purchaser and Mr. Lerdal (the "Voting Agreement"), an employment agreement between Purchaser and Mr. Lerdal (the "Employment Agreement") and a stockholders agreement among Parent, VAC, Mr. Lerdal and the parties named therein (the "Stockholders Agreement"). Revised drafts of such agreements were prepared based on subsequent discussions between VAC and Mr. Lerdal and their respective counsel.

   On October 24, 2000, Mr. Lerdal, Purchaser and VAC entered into the Subscription Agreement, pursuant to which Mr. Lerdal agreed, subject to the terms and conditions of the Subscription Agreement, to contribute his 11,365,458 Shares to Parent in exchange for capital stock in Parent.

   Also on October 24, 2000, the Special Committee met with its legal counsel to review a revised draft of the Merger Agreement. At the meeting, the Special Committee's counsel discussed the terms of the Merger Agreement and the history and status of the negotiations, and noted the Special Committee members' earlier analysis and ultimate conclusion that certain of KENETECH's contingent liabilities, for which insurance had been considered, could not be insured on reasonable terms. Counsel also discussed with the Special Committee, among other things, the duties of the Special Committee in considering the Merger Agreement. The meeting was then recessed to be reconvened the next day.

   On October 25, 2000, at the continued meeting, Houlihan Lokey presented its financial analyses as they related to the proposed transaction and its oral opinion, subsequently confirmed in writing, that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review set forth therein and described to the Special Committee, the consideration to be received by KENETECH's stockholders (other than by Mr. Lerdal) in the Offer and the Merger was fair to such stockholders, from a financial point of view. A copy of Houlihan Lokey's opinion is attached hereto as Annex A, and is incorporated herein by this reference. A copy of Houlihan Lokey's presentation is attached as an exhibit to the Schedule TO. After discussion, the Special Committee, by unanimous vote, determined that the proposed Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, KENETECH and its stockholders, and recommended that the Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

   The Board met immediately after the adjournment of the Special Committee's meeting. At the meeting, the Special Committee made its report and delivered its recommendation. At the request of the Special Committee, its counsel described to the Board the terms of the Merger Agreement, including Mr. Lerdal's participation in the proposed transaction, and the history and status of the negotiations and discussed with the Board its fiduciary duties in considering the Merger Agreement. Houlihan Lokey presented its financial analyses as they related to the proposed transaction and its oral opinion, subsequently confirmed in writing, that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review set forth therein and described to the Board, the consideration to be received by KENETECH's stockholders (other than by Mr. Lerdal) in the Offer and the Merger was fair to such stockholders, from a financial point of view. After discussion, the Board determined, by unanimous vote (with the exception of Mr. Lerdal, who abstained from the vote), that the proposed Merger Agreement was fair to, and in the best interests of, KENETECH and its stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that stockholders tender their Shares in the Offer and, if applicable, approve and adopt the Merger Agreement.

   During the evening of October 25, 2000, the Merger Agreement was executed by Parent, Purchaser and KENETECH, and the Guaranty was executed by VAC and KENETECH. KENETECH also entered into an amendment to its Rights Agreement with ChaseMellon Shareholder Services L.L.C. Shortly after the execution of those agreements, KENETECH issued a press release announcing the transaction. Concurrently with the execution of the Merger Agreement, Mr. Lerdal entered into the Voting Agreement with Parent and Purchaser and an Employment Agreement with Purchaser.

   2. Purposes, Alternatives, Reasons, Effects and Plans

   Purposes. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, KENETECH. The Offer, as the first step in the acquisition of KENETECH, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Common Stock not purchased pursuant to the Offer or otherwise acquired by Parent or Purchaser. If, after consummation of the Offer and the contribution by Mr. Lerdal of the Contribution Shares, we own at least 90% of the Shares then outstanding, we believe that we will be able to cause the Merger to occur without a vote of KENETECH's stockholders. If, however, after consummation of the Offer, we own less than 90% of the Shares then outstanding, a meeting of KENETECH's stockholders will be required under applicable state law to adopt the Merger Agreement. In such event, however, we would own, as a result of the Minimum Condition being satisfied, enough Shares to adopt the Merger Agreement in accordance with the applicable state law and the Restated Certificate without the affirmative vote of any other stockholder.

   Alternatives. The following information has been provided to Purchaser by
KENETECH:

   KENETECH considered various alternatives to the Merger. For a discussion regarding specific alternatives considered by KENETECH, see "Special Factors-- Background of the Transaction; Past Contacts, Negotiations and Agreements" and "--Reports, Opinions, Appraisals and Negotiations."

   Reasons of Parent, Purchaser and VAC. Each of Parent, Purchaser and VAC believe that it is in KENETECH's best interest to operate as a privately held entity. From 1995 through the end of 1998, KENETECH experienced severe liquidity constraints. In an effort to relieve such constraints, KENETECH undertook to sell its assets. By the end of March 1999, KENETECH had disposed of substantially all its operating assets and, by the end of April 1999, had repaid substantially all of its indebtedness. While pursuing development projects, KENETECH's management continues to evaluate different businesses that KENETECH might pursue, through acquisition or otherwise. Many of the project development activities currently conducted by KENETECH are highly speculative, require significant capital expenditures and may take years to mature. In addition, as a privately held entity, KENETECH will be able to make decisions that may negatively affect quarterly earnings but that may increase the value of KENETECH's assets or earnings over the long-term. In a public company setting, it is difficult to make decisions that could negatively affect earnings when the result of those decisions could significantly reduce per share price.

   In addition, after the Merger, KENETECH will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which will allow KENETECH to eliminate the time devoted by its management and certain other employees to matters which relate exclusively to KENETECH being a publicly held company. "Going-private" will also reduce certain other costs which relate to being a public company, including the costs of certain accounting, auditing and legal activities, the cost of preparing, printing and mailing corporate reports and proxy statements, and the expense of a transfer agent.

   These assessments are based upon publicly available information regarding KENETECH and VAC's due diligence investigation or knowledge of KENETECH and the experience of the principals of VAC in investing in or managing public companies generally. While VAC believes that there will be significant opportunities associated with its investment in KENETECH, it realizes that there are also substantial and significant risks that such opportunities may not be fully realized.

   Effects. As a result of the Offer and the Merger, the entire equity interest in KENETECH will be owned indirectly by VAC and Mr. Lerdal through their ownership of Parent. The other stockholders of KENETECH (the "Public Stockholders") will no longer have any interest in, and will not be stockholders of, KENETECH, and therefore, will not participate in KENETECH's future earnings and potential growth. Instead, the Public Stockholders will have the right to receive $1.04 in cash, without interest, for each Share held (other than Shares for which appraisal rights have been perfected).

   To the extent that Mr. Lerdal receives shares of Parent common stock for the Contribution Shares, he will have the ability to participate in KENETECH's future earnings and potential growth. However, to the extent that Mr. Lerdal receives shares of Parent for the Contribution Shares, he will also bear the risk of any decreases in the value of KENETECH.

   An equity investment in Parent following the Merger will involve substantial risk resulting from the limited liquidity of any such investment and the highly speculative nature of KENETECH's project development activities. Nonetheless, if KENETECH successfully executes its business strategy, the value of such an equity investment could be considerably greater than the original cost thereof. See "The Tender Offer--Possible Effects of the Offer on the Market for the Shares and Exchange Act Registration."

   In addition, the Common Stock will no longer be traded as an over-the-counter equity security on the OTC Bulletin Board and price quotations for sales of Shares in the public market will no longer be available. The registration of the Common Stock under the Exchange Act will terminate and KENETECH will no longer file periodic or annual reports. KENETECH's officers, directors and the owners of more than 10% of the Common Stock will no longer be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act.

   Plans For KENETECH. Pursuant to the Merger Agreement, upon completion of the Offer, we intend to effect the Merger in accordance with the terms and conditions of the Merger Agreement.

   The Merger Agreement provides that, effective upon the consummation of the Offer, Purchaser will be entitled to designate a number of directors (rounded up to the nearest whole number) to the Board in proportion to the percentage of the total number of outstanding Shares owned by Parent and its affiliates.

   Except as otherwise described in this Offer to Purchase and except for the transactions contemplated by the Merger Agreement, we have no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving KENETECH; (b) a sale or transfer of a material amount of assets of KENETECH; or (c) any other material change in KENETECH's corporate structure or business.

   Nevertheless, we may initiate a review of KENETECH and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and coordinate the activities of KENETECH and Parent. Furthermore, in connection with our ongoing review of KENETECH's long term strategy, we may, in the future, consider transactions such as the disposition or acquisition of material assets, alliances, joint ventures, other forms of co-operation with third parties or other extraordinary transactions affecting KENETECH or its operations. To minimize future tax liability, Parent expects to distribute to its stockholders the excess cash generated by KENETECH, if any.

  3. Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction

   The Special Committee's and the Board's Recommendations

   The following information (other than the information concerning Parent, Purchaser or VAC) has been provided to Purchaser by KENETECH:

   At a meeting held on October 25, 2000, the Special Committee, consisting of independent directors not affiliated with Purchaser and its affiliates or Mr. Lerdal (other than by being members of the Board) and not employed by KENETECH or its affiliates, by unanimous vote of all Special Committee members, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, KENETECH and its stockholders (other than Mr. Lerdal) and recommended that the Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

   Based on the Special Committee's recommendation and by unanimous vote of all directors (with the exception of Mr. Lerdal, who abstained from such vote), the Board thereafter:

  . determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of KENETECH and its stockholders;

  . approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

  . recommended that holders of Shares tender their Shares in the Offer and, if applicable, approve and adopt the Merger Agreement in all respects.

   In making the determinations and recommendations set forth above, the Special Committee and the Board each considered a number of factors, including the following:

  . KENETECH's financial performance and outlook, and KENETECH's assets, business, financial condition, business strategy, results of operations and prospects, including the risk that if it remained independent KENETECH would not have the means to enable it to obtain sufficient strategic resources to reach critical mass.

  . Possible alternatives to the Offer and the Merger (including the possibility of continuing to operate KENETECH as an independent entity, pursuing a sale to a strategic buyer or to another financial buyer, making strategic acquisitions or liquidating) and the range of possible benefits to KENETECH's stockholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives.

  . Since KENETECH began stating in November of 1999 that it was considering all strategic alternatives, no person or entity, other than Purchaser and its affiliates, had been willing to enter into a letter of intent or make a definitive offer to acquire KENETECH.

  . The Merger Agreement permits KENETECH to furnish information to, and enter into discussions or negotiations with, any person that makes an unsolicited bona fide expression of interest to acquire KENETECH pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction, subject to the terms of the Merger Agreement.

  . The Merger Agreement permitted KENETECH to issue a press release upon signing the Merger Agreement, stating that the Special Committee had requested that Houlihan Lokey be available to receive unsolicited inquiries from any third party interested in a possible acquisition of KENETECH.

  . Purchaser is not allowed to purchase Shares pursuant to the Offer for at least 30 business days following announcement of the execution of the Merger Agreement, allowing greater time for third parties potentially to make alternative offers for KENETECH.

  . The Merger Agreement permits the Board or the Special Committee to withdraw or modify its approval or recommendation of the Offer and the Merger if the Board or the Special Committee determines in good faith, after consultation with independent counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

  . The historical and recent trading activity and market prices of Shares, and the fact that the Offer and the Merger will enable the holders of Shares to realize a premium of 46.5% over the last sale price of Shares reported on the OTC Bulletin Board on October 24, 2000, the trading day prior to the date of execution of the Merger Agreement, and 42.5%, 44.4%, 96.2% and 60.0%, over the last sale price of Shares reported on the OTC Bulletin Board 20, 60, 90 and 180 days, respectively, prior to the date of execution of the Merger Agreement.

  . The purchase price in the Offer and the Merger would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by KENETECH's stockholders.

  . The Offer provides stockholders who are considering selling their Shares with the opportunity to sell their Shares at the Offer Price without incurring the transaction costs typically associated with market sales.

  . The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling KENETECH's stockholders to obtain cash in exchange for their Shares at the earliest possible time.

  . KENETECH's liquidity situation, which limits opportunities to grow KENETECH through acquisitions.

  . The absence of analyst coverage for KENETECH and the low trading volume in Common Stock, which makes it difficult for any stockholder to acquire or dispose of any substantial block of Shares.

  . The presentation of Houlihan Lokey to the Special Committee and the Board on October 25, 2000, and the oral opinion of Houlihan Lokey on October 25, 2000 (subsequently confirmed in writing) to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on review set forth therein and described to the Special Committee and the Board, the $1.04 per Share cash consideration to be received by holders of Shares, other than Mr. Lerdal, was fair, from a financial point of view, to such holders. The full text of Houlihan Lokey's written opinion which sets forth the assumptions made, matters considered and limitations on the review undertaken by Houlihan Lokey, is attached hereto as Annex A and is incorporated herein by reference. A copy of Houlihan Lokey's presentation is attached as an exhibit to the Schedule TO.

  . The judgments of the Special Committee and the Board, based on the extended arm's-length negotiations with Purchaser and Parent, that the Offer Price represented the highest price that Purchaser and Parent would be willing to pay in acquiring the Shares.

  . The Special Committee was able to negotiate a lower termination fee and more restrictive conditions for payment of the termination fee than Purchaser and Parent had initially proposed, and, based on similar transactions, the Special Committee's and the Board's judgments that the termination fee would not materially impair the ability of a third party to make a competing proposal.

  . The Merger Agreement requires that there have been tendered and not withdrawn Shares which represent more than 85% of the outstanding Shares on a fully diluted basis, excluding Shares held by Mr. Lerdal, as a condition to the Offer.

  . The Shares to be contributed by Mr. Lerdal to Parent pursuant to the Subscription Agreement, for purposes of determining the number of shares of Parent capital stock to be issued to Mr. Lerdal, will be valued by Parent at the Per Share Amount to be paid by Purchaser to KENETECH's other stockholders.

  . The Merger Agreement does not condition Purchaser's obligations to consummate the Merger on Purchaser's or Parent's ability to obtain financing for the Merger, Parent's representations in the Merger Agreement that it will have available to it funds sufficient to satisfy its and Purchaser's obligation to consummate the Offer and the Merger, and the guaranty of Parent's and Purchaser's obligations by VAC.

  . The stockholders who may not support the Merger have the ability to obtain "fair value" for their Shares if they do not tender their Shares in the Offer and properly perfect and exercise their appraisal rights under applicable law.

   The Special Committee and the Board each also considered a number of uncertainties and risks in their deliberations concerning the Offer and the Merger, including the following:

  . The possibility that, although the Offer gives KENETECH's stockholders the opportunity to realize a premium over the price at which the Common Stock traded prior to the public announcement of the Offer and the Merger, the price or value of the Common Stock may increase in the future, and KENETECH's stockholders would not benefit from such future increases.

  . The circumstances under the Merger Agreement under which the termination fee and expense reimbursement become payable by KENETECH.

  . Pursuant to the Merger Agreement, between the execution of the Merger Agreement and Effective Time, KENETECH is required to obtain Parent's consent before it can take certain actions.

  . Certain members of the Board and KENETECH's management may have interests in the Offer and the Merger that are in addition to those of KENETECH's other stockholders.

  . The conditions to Purchaser's and Parent's obligations to purchase Shares in the Offer, and the possibility that such conditions might not be satisfied.

   In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Special Committee and the Board each found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the factors considered or determine that any factor was of particular importance in reaching its determination that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, KENETECH's stockholders. Rather, the Special Committee and the Board each viewed their respective recommendations as being based upon their own judgment, in light of the totality of the information presented and considered, of the overall effect of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on KENETECH's stockholders compared to any alternative transaction.

   The Special Committee was composed of independent directors, none of whom had or have any interest in Purchaser. Furthermore, none of the members of the Special Committee were employed by or affiliated with KENETECH, other than in their capacities as directors.

   THE BOARD HAS UNANIMOUSLY (WITH THE EXCEPTION OF MR. LERDAL WHO ABSTAINED FROM SUCH VOTE) RECOMMENDED THAT THE PUBLIC STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

   Fairness of the Transaction

   The following information has been provided to Purchaser by KENETECH:

   The Special Committee and the Board believe that the procedure that was followed in determining the purchase price and other terms of the Merger Agreement were fair to, and in the best interest of, the Public Stockholders for the following reasons:

  . The Board appointed non-employee directors as the only members of the Special Committee.

  . The Special Committee had exclusive authority on behalf of the Board to review, evaluate and negotiate the proposed transactions.

  . All of the non-employee directors, including the one non-employee director who was not a member of the Special Committee, approved the Merger Agreement and the transactions contemplated thereby.

  . The Merger Agreement contains provisions that enable the Board or the Special Committee to withdraw or modify its recommendation regarding the Offer and the Merger and to enter into an agreement with respect to a more favorable transaction with a third party.

  . The Merger Agreement contains provisions (without which the Special Committee believes the Purchaser would not have entered into the Merger Agreement) imposing upon KENETECH termination fee obligations that, in the view of the Special Committee, would not have the effect of unreasonably discouraging competing bids.

  . The Special Committee retained Houlihan Lokey, an unaffiliated financial advisor, to act solely on behalf of the Special Committee to assist it in evaluating the terms of the Offer and the Merger and to render an opinion as to whether the consideration to be received by KENETECH's stockholders, except Mr. Lerdal, in connection with the Offer and the Merger, is fair to such stockholders from a financial point of view.

  . The Special Committee retained independent counsel to represent the Special Committee with respect to the transactions contemplated by the Merger Agreement.

  . The Public Stockholders may decide not to tender their Shares in the Offer and be paid cash for the "fair value" of their Shares in connection with the Merger as determined in accordance with applicable law.

  . The Offer is structured to require the tender of Shares which represent more than 85% of the outstanding Shares on a fully diluted basis, excluding Shares held by Mr. Lerdal, as a condition of the Offer.

   The discussion of the fairness of the transaction in this Section is qualified in its entirety by the discussion of the reasons for the Offer and the Merger set forth above in Section 2.

   Based on the foregoing, on October 25, 2000, the Special Committee unanimously determined that the Offer, the Merger, and the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of the Public Stockholders and recommended to the Board approval of the Merger Agreement and that the Offer, the Merger and the Merger Agreement be recommended to the stockholders of KENETECH. On October 25, 2000, the Board (with Mr. Lerdal abstaining) approved the Offer, the Merger and the Merger Agreement and has determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Public Stockholders.

   Mr. Lerdal may be considered to have an interest in the Offer and the Merger. Accordingly, the Board (with Mr. Lerdal abstaining) based its determination that the Merger Agreement and the transactions contemplated thereby are fair to the Public Stockholders primarily upon the conclusions and recommendations of the Special Committee described above, and the factors described above for the Special Committee.

  4. Position of Parent, Purchaser, VAC and Mr. Lerdal as to the Fairness of the Offer and the Merger

   By virtue of the Subscription Agreement, Parent may be deemed to beneficially own approximately 36% of the outstanding Shares. As a result, Parent and its affiliates, including VAC and Purchaser, may be deemed to be "affiliates" of KENETECH. Rule 13e-3 of the Exchange Act governs "going-private" transactions by certain issuers and their affiliates. In addition, by virtue of the Subscription Agreement, the Employment Agreement and the Stockholders Agreement, Mr. Lerdal may be deemed to be a participant in the "going-private" transaction. Accordingly, in compliance with Rule 13e-3, Parent, Purchaser, VAC and Mr. Lerdal are required to consider the fairness of the Offer and the Merger to the Public Stockholders.

   Parent, Purchaser, VAC and Mr. Lerdal believe the Offer, the Merger, and the Merger Agreement and the transactions contemplated thereby to be substantively and procedurally fair to the Public Stockholders. Parent, Purchaser, VAC and Mr. Lerdal have considered the following factors:

  . The fact that the Board (with Mr. Lerdal abstaining) and the Special Committee concluded that the Offer, the Merger, and the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Public Stockholders.

  . The historical and projected financial performance of KENETECH and its financial results.

  . The Per Share Amount represents a 46% premium over the closing bid price for the Shares on October 25, 2000, the last full trading day prior to announcement of the $1.04 per share Offer.

  . The Offer is an all cash offer for all of the outstanding Shares and the Public Stockholders can accept or reject the Offer.

  . The ability of Public Stockholders who do not tender their Shares and object to the Merger to obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under applicable state law.

  .  The Offer is not subject to a financing condition.

  . The Offer provides the Public Stockholders who are considering selling their Shares with the opportunity to sell their Shares at the Per Share Amount without incurring the transaction costs typically associated with market sales, which as a percentage of sales, would be substantial.

  . The terms of the Merger Agreement were determined through arm's-length negotiations between the Special Committee and its legal and financial advisors, on the one hand, and representatives of Parent, on the other hand, and provide for the Offer to allow Public Stockholders to receive payment for their Shares on an accelerated basis. These terms were negotiated before Parent or Purchaser beneficially owned any Shares and without any involvement by Mr. Lerdal.

  . The provisions of the Merger Agreement that permit KENETECH to furnish information to, and enter into discussions or negotiations with, any person that makes an unsolicited bona fide expression of interest to acquire KENETECH pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction.

  . KENETECH's liquidity situation, which limits opportunities to grow KENETECH through acquisitions.

  . Notwithstanding that the Houlihan Lokey opinion was provided solely for the information and assistance of the Special Committee and that Parent, Purchaser, and Mr. Lerdal are not entitled to rely on such opinion, the fact that the Special Committee received an opinion from Houlihan Lokey that the $1.04 per Share in cash to be received by the Public Stockholders in the Offer and the Merger is fair to such holders from a financial point of view.

   Parent, Purchaser, VAC and Mr. Lerdal have reviewed the factors considered by the Special Committee and the Board in support of their decisions as described above and in the Schedule 14D-9, and have no basis to question their consideration of or reliance on these factors. None of Parent, Purchaser, VAC or Mr. Lerdal find it practicable to assign specific relative weights to the foregoing factors in reaching its opinion as to the fairness of the Offer, the Merger, and the Merger Agreement and the transactions contemplated thereby to the Public Stockholders.

   5. Interests of Certain Persons in the Offer and the Merger

   In considering the recommendations of the Board and the Special Committee with respect to the Offer, the Merger, and the Merger Agreement and the transactions contemplated thereby, you should be aware that officers and directors of KENETECH, including Mr. Lerdal, have interests in connection with the Offer and the Merger which may present them with actual or potential conflicts of interest as described below. The Special Committee and the Board were aware of these interests and considered them among the other matters described in "Special Factors--Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction."

   VAC entered into the Subscription Agreement pursuant to which it agreed to contribute to Parent an aggregate of $21.6 million for Parent common stock. See "The Tender Offer--The Transaction Agreements--The

Subscription Agreement." Mr. Lerdal is Chairman, President and Chief Executive Officer of KENETECH and owns approximately 36% of the outstanding Shares. Mr. Lerdal entered into the Subscription Agreement pursuant to which he agreed to contribute to Parent 11,365,458 Shares for Parent common stock. Mr. Lerdal also entered into the Voting Agreement pursuant to which he agreed to support the Offer and the Merger. Mr. Lerdal will continue as a director and as a member of management in the Surviving Corporation pursuant to the Employment Agreement which will take effect upon consummation of the Merger and provides for severance payments and non-compete periods. See "The Tender Offer--The Transaction Agreements."

   Upon the consummation of the Merger, VAC and Mr. Lerdal will enter into the Stockholders Agreement. For a more complete description of such agreement see "The Tender Offer--The Transaction Agreements--The Stockholders Agreement."

   Members of the Special Committee, in exchange for services relating to the evaluation and negotiation of the proposed transaction, received base compensation equal to $10,000 and an additional $1,000 for each Special Committee meeting attended, with the aggregate compensation not to exceed $20,000 per member.

   Mr. Lerdal currently holds stock options to acquire 500,000 Shares at an exercise price of $0.8125. Pursuant to the Merger Agreement, at the Effective Time, such stock options will be converted into the right to receive the difference between the Price Per Share and the exercise price, multiplied by the number of Shares subject to the stock options, minus all applicable federal, state and local taxes.

   Michael D. Winn, a member of the Board, is the president, sole director and sole stockholder of Terrasearch, Inc. Terrasearch entered into a consulting agreement with KENETECH on January 1, 2000. In connection with the consulting agreement, KENETECH issued to Terrasearch warrants to purchase up to 500,000 shares of Common Stock at an exercise price of $1.00 per share. The warrants provide that they may not be exercised until January 1, 2002. However, pursuant to the Merger Agreement, at the Effective Time, the warrants will be converted into the right to receive the difference between the Price Per Share and the exercise price, multiplied by the number of Shares subject to the warrants, minus all applicable federal, state and local taxes.

   Following the consummation of the Merger, the Merger Agreement requires the Surviving Corporation to indemnify, defend and hold harmless (and make advances for expenses as incurred to) all past and present officers and directors of KENETECH and its subsidiaries to the same extent and in the same manner such persons are entitled to indemnification and advancement of expenses as of the date of the Merger Agreement (to the extent consistent with applicable law). The Surviving Corporation will provide, for a period not less than three years following the consummation of the Merger, to or for those persons covered by KENETECH's directors and officers' insurance and indemnification policy as of the date of the Merger Agreement or the consummation of the Merger, insurance that is substantially similar to KENETECH's existing policy, provided that the Surviving Corporation will not be required to pay an annual premium for such insurance in excess of 175% of the last annual premium paid prior to the date of the Merger Agreement. For a more detailed discussion of the indemnification and insurance provisions of the Merger Agreement, see "The Tender Offer--The Transaction Agreements--The Merger Agreement."

   It is anticipated that immediately following the Merger VAC will own 865,214 shares of Parent common stock and Mr. Lerdal will own 472,803 shares of Parent common stock. Such ownership of shares will represent all of the outstanding shares of Parent common stock.

   See also Item 3 of the Schedule 14D-9 of KENETECH being distributed with this Offer to Purchase. The text of Item 3 is incorporated herein by this reference.

   6. Reports, Opinions, Appraisals and Negotiations

   The following information (other than the information concerning Parent, Purchaser or VAC) has been provided to Purchaser by KENETECH:

   The Special Committee retained Houlihan Lokey to assist it in evaluating the terms of the Offer and the Merger and to render an opinion as to whether the consideration to be received by KENETECH's stockholders, except Mr. Lerdal, in connection with the Offer and the Merger, is fair to such stockholders from a financial point of view. At the October 25, 2000 meeting of the Special Committee, Houlihan Lokey presented its analysis as hereinafter described and delivered its oral opinion (subsequently confirmed in writing) that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review set forth therein and described to the Special Committee, the consideration to be received by KENETECH's stockholders (except Mr. Lerdal) in connection with the Offer and the Merger is fair to such stockholders from a financial point of view.

   The preparation of a fairness opinion is a complex process and is not necessarily conducive to partial analysis or summary description. The following is a brief summary and general description of the valuation methodologies and approaches utilized by Houlihan Lokey in its evaluation of KENETECH in connection with the Offer and the Merger, but does not purport to be a complete statement of the analyses and procedures applied, the judgments made or the conclusions reached by Houlihan Lokey, nor does it purport to be a complete description of its presentation. Houlihan Lokey believes, and so advised the Special Committee and the Board, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it (without considering all factors and analyses) could create an incomplete view of the process underlying Houlihan Lokey's analyses and opinions.

   The complete text of Houlihan Lokey's written opinion as presented to the Special Committee and the Board is attached hereto as Annex A. The summary of the opinion set forth below is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to read such opinion carefully in its entirety for a description of the procedures followed, the factors considered, the assumptions made, and the limitations on the analysis undertaken by Houlihan Lokey. Houlihan Lokey's written opinion is for the information and assistance of the Special Committee and the Board, and does not constitute a recommendation as to whether any holder of Common Stock should accept the Offer or as to how any holder of Common Stock should vote with respect to the Merger. A copy of the presentation Houlihan Lokey gave to the Special Committee and the Board is attached as an exhibit to the Schedule TO.

   Houlihan Lokey's opinion does not address the Special Committee's, the Board's or KENETECH's underlying business decision to proceed with the Offer and the Merger. Houlihan Lokey has not been requested to, and did not, participate in the process to explore strategic alternatives for KENETECH nor did it actively solicit third party indications of interest in acquiring all or any part of KENETECH.

   In connection with the preparation of its opinion, Houlihan Lokey made such reviews, analyses and inquiries as its representatives deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

  . reviewed KENETECH's annual reports on Form 10-K for the fiscal years ended 1995 through 1999, the quarterly reports on Form 10-Q for the two quarters ended June 30, 2000 and KENETECH's financial statements for the period ended September 30, 2000, which KENETECH's management has identified as being the most current financial statements available;

  . met with certain members of KENETECH's management, auditors and tax advisors, and Astoria Energy, LLC to discuss the operations, financial condition, future prospects and projected operations and performance of KENETECH;

  . discussed the operations, financial condition, future prospects and projected operations and performance of certain companies in which KENETECH has invested (the "Company Investments") with KENETECH's management and certain members of the senior management of various Company Investments;

  . reviewed the Merger Agreement and the letter from KENETECH, dated October 25, 2000 (the "Company Letter");

  . reviewed financial statements and forecasts and projections for certain of the Company Investments;

  . reviewed the historical market prices and trading volume for KENETECH's publicly traded securities;

  . reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deemed comparable to KENETECH and the Company Investments;

  .  reviewed various documents relating to KENETECH and the Company
     Investments;

  . reviewed various documents provided by counsel to the Special Committee relating to the cause of action filed in the Delaware Court of Chancery styled Kohls v. Duthie, et al., and relied on the views expressed by counsel to the Special Committee with respect to it; and

  . conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

   In assessing the fairness of the consideration to KENETECH's stockholders (other than Mr. Lerdal) in the Offer and the Merger, Houlihan Lokey independently valued KENETECH and the Company Investments using widely accepted valuation methodologies. The consideration to be paid by Purchaser in the Offer and the Merger was determined through negotiations between the Special Committee and Purchaser. Houlihan Lokey assisted the Special Committee in evaluating the terms of the Offer and the Merger.

Assessment of KENETECH's Stock Price

   Houlihan Lokey analyzed the trading volume and the trading prices of the Common Stock over the past twelve months. Based on these analyses, Houlihan Lokey observed that: (i) KENETECH's market capitalization is small; (ii) the Common Stock is thinly traded; and (iii) KENETECH has no analyst coverage.

Analysis of Control Premiums

   The analysis of control premiums involved the application of control premium evidence using a comparable transactions approach to KENETECH's unaffected stock price. The unaffected stock price for KENETECH is considered to be the closing trading price for the five days prior to the initial public announcement of the Merger Agreement. The control premium comparables for the latest twelve-month period included:

  .  22 transactions in the energy services industry;

  .  one transaction in the electrical, gas, water and sanitary industry; and

  .  823 U.S. acquisitions overall,

and such control premiums were 23.0%, 33.3% and 40.5%, respectively. Applying this range of control premiums to the unaffected stock price of KENETECH yielded an implied value range for the Common Stock of $0.87 to $1.00 per Share. Based on the unaffected stock price of KENETECH and the Per Share Amount of $1.04, the implied control premium is 46.5%.

Adjusted Net Asset Value Approach

   As part of its analysis, Houlihan Lokey completed an independent valuation of KENETECH using the adjusted net asset value approach. This was the primary methodology used by Houlihan Lokey to value KENETECH. The adjusted net asset value approach focuses on individual asset and liability values, as reported on KENETECH's balance sheet, and as adjusted to fair market value. This going-concern approach is appropriate in instances where the subject company invests heavily in tangible assets, identifiable assets and investments, or where operating earnings are insignificant relative to the value of the underlying assets.

   KENETECH's assets consisted primarily of cash, traded debt securities, advances and various investments (which are principally minority interest investments in privately-held companies and investments in venture funds). Cash and traded debt securities were adjusted to reflect cash outflows subsequent to the September 30, 2000 balance sheet date and were otherwise valued at book value. Advances and the Company Investments were valued using the prior transactions and discounted cash flow approaches (which approaches are described in more detail below).

   KENETECH's liabilities consisted primarily of accounts payable, accrued liabilities and other long-term liabilities. The accounts payable and accrued liabilities were adjusted to reflect post-balance sheet transactions and were otherwise valued at book value. The Deferred Benefit for Deconsolidated Subsidiary Losses liability (reported in the long-term liabilities section) was adjusted to market value based on discussions with KENETECH's advisors and by using the discounted cash flow approach.

   Houlihan Lokey examined the assets and liabilities on the most current balance sheet available and adjusted the reported value, where appropriate, to reflect a range of the fair market values of such assets or liabilities. The aggregate market value of the liabilities was subtracted from the aggregate fair market value of the assets to arrive at the adjusted net asset value. Further adjustments were made to net asset value to deduct the present value of the costs of managing the assets and to deduct the associated taxes on appreciated assets, as determined in Houlihan Lokey's valuation.

   One or both of the following two approaches (the prior transactions approach and the discounted cash flow approach) were used to arrive at indications of fair market value for each of the Company Investments. From these two approaches, a range of indicated fair market values was determined for each of the Company Investments. The reported book value for such Company Investments was then adjusted to reflect the concluded range of fair market values for each of the Company Investments. In this manner, Houlihan Lokey adjusted the reported book value of the Company Investments and other assets to fair market value and then aggregated the overall adjusted market value of KENETECH's assets (as discussed above). A discussion of these valuation approaches follows.


Prior Transactions Approach

   The prior transactions approach examines prior stock transactions for the companies or securities being valued. This approach was highly relevant to most of the Company Investments for which no public market existed and because most of KENETECH's investments were made in the nine months prior to the date of Houlihan Lokey's opinion. The prior transactions approach demonstrates what a third party might be willing to pay for the securities of a company in an arms-length transaction. Based on discussions with KENETECH's management and the management of several of the Company Investments, Houlihan Lokey calculated implied equity values for select Company Investments based on prior rounds of financing or capital raised, and third party indications of interest in such Company Investments. In valuing each of the Company Investments, the prior transactions approach was considered.

Discounted Cash Flow Approach

   The discounted cash flow approach utilizes projections prepared by the respective managements of certain of the Company's Investments, and discounts such projections of future earnings to the present. The projected cash flows were analyzed on a "leveraged" basis (after cash payments to interest-bearing debt investors) in order to develop a valuation for such investments. A provision for the value of these Company Investments at the end of the forecast period, or terminal value, based on after-tax earnings was also made. The present value of the interim cash flows and the terminal value were determined using a risk-adjusted rate of return or "discount rate." This discount rate, in turn, was developed through an analysis of rates of return on alternative investment opportunities in companies with similar risk characteristics as the Company Investments being valued. In determining the value of certain Company Investments using the discounted cash flow approach, Houlihan Lokey utilized the exit multiple method by capitalizing the earnings for the final projection period at an appropriate price-to-earnings multiple to determine the terminal value. Houlihan Lokey used the discounted cash flow approach for certain of the Company Investments for which forecasts were obtained from management.

Summary

   Based on the approaches described above, the per Share equity value of KENETECH was in the range of $0.96 to $1.13.

Fairness Analysis

   To determine the fairness of the consideration to KENETECH's stockholders (other than Mr. Lerdal) from a financial point of view, Houlihan Lokey reviewed the Per Share Amount to be paid in the Offer and the Merger. Houlihan Lokey concluded that the Per Share Amount of $1.04 per share was within the concluded per Share equity value range of $0.96 to $1.13.

Assessment of KENETECH's Strategic Alternatives to the Offer and the Merger

   In evaluating the fairness of the consideration to KENETECH's stockholders (other than Mr. Lerdal), from a financial point of view, Houlihan Lokey qualitatively considered the expected value to the stockholders of completing the Offer and the Merger and certain alternatives to the Offer and the Merger.

   In the course of working for the Special Committee, Houlihan Lokey held discussions with KENETECH's representatives and reviewed the materials and information provided by KENETECH with respect to KENETECH's strategic alternatives and, for purposes of issuing an opinion, considered the following strategic alternatives:

  .  maintaining the status quo;

  .  sale of KENETECH to a strategic buyer;

  .  strategic acquisitions by KENETECH;

  .  sale of KENETECH to a financial buyer; and

  .  liquidation.

   The assessment of strategic alternatives included a qualitative assessment of the valuation impact of the Offer and the Merger relative to the alternatives considered by Houlihan Lokey. The analysis did not quantify the valuation impact because, in the opinion of Houlihan Lokey, it was not feasible to so quantify this impact (due to the significant number of non-quantifiable variables).

   In connection with the preparation and delivery of its opinion to the Special Committee and the Board, Houlihan Lokey performed a variety of financial and comparative analyses, as described above. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis, and the application of those methods to the particular circumstances. Furthermore, in arriving at its opinion, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Houlihan Lokey made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of KENETECH.

   In arriving at its opinion, Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to it were reasonably prepared and reflected the best currently available estimates of the future financial results and condition of KENETECH and the Company Investments, where applicable. Houlihan Lokey also assumed that, except to the extent provided for in the Company Letter, there had been no material change in the assets, financial condition, business or prospects of KENETECH and the Company Investments, where applicable, since the date of the most recent financial statements made available to Houlihan Lokey. Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to KENETECH and the Company Investments, and did not assume any responsibility with respect to such information. Houlihan Lokey did not make any physical inspection or independent appraisal of any of the properties, assets or liabilities of KENETECH and the Company Investments. Houlihan Lokey's opinion was necessarily based on business, economic, market and other conditions as they existed and could be evaluated by it at the date of its opinion letter. Accordingly, although subsequent developments may affect its opinion, Houlihan Lokey has not assumed the obligation to update, revise or reaffirm its written opinion dated as of October 25, 2000.

   Houlihan Lokey's opinion and presentation are directed to the Special Committee and the Board, address only the fairness of the consideration to be received by KENETECH's stockholders (other than Mr. Lerdal) in the Offer and the Merger and do not address the relative merits of the Offer and the Merger, any other matter provided for or contemplated by the Merger Agreement or any other transaction that may have been available as an alternative to the Offer and the Merger, whether or not any such alternative could be or could have been achieved, or the terms upon which any such alternative transaction could be or could have been achieved. Further, Houlihan Lokey's opinion addresses only issues related to the fairness, from a financial point of view to KENETECH's stockholders (except Mr. Lerdal), of the consideration to be received, and Houlihan Lokey does not express any views on any other terms of the Merger Agreement, or any other agreement. In addition, Houlihan Lokey has assumed that in the course of obtaining the necessary regulatory and third party consents for the Offer and the Merger, no delay or restrictions will be imposed that will have a material adverse effect on the contemplated benefits of the Offer and the Merger.

   The opinion of Houlihan Lokey and its presentation to KENETECH's Special Committee and the Board constituted only one of a number of factors taken into consideration by the Special Committee and the Board in making their respective recommendations and determinations to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Houlihan Lokey's opinion and presentation do not constitute a recommendation to the Special Committee, the Board or any stockholder of KENETECH as to whether the stockholders should tender their shares in the Offer or how the Special Committee, the Board or the stockholders should vote with respect to any matter relating to the Offer and the Merger, and do not address the underlying business decisions of the Special Committee and the Board to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger.

   Houlihan Lokey is a nationally recognized investment banking firm with special expertise in, among other things, valuing businesses and securities and rendering fairness opinions. Houlihan Lokey is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements of debt and equity, corporate reorganizations, employee stock ownership plans, corporate and other purposes. The Special Committee selected Houlihan Lokey because of its industry experience and expertise in performing valuation and fairness analyses. Houlihan Lokey does not beneficially own, nor has it ever beneficially owned, any interest in KENETECH.

   Materials summarizing Houlihan Lokey's analyses were presented to the Special Committee and the Board on October 25, 2000. Parent has filed these materials with the Commission as an exhibit to the Schedule TO. Copies of these materials are available for inspection and copying at KENETECH's principal executive offices, during regular business hours, by any interested KENETECH stockholder or representative who has been so designated in writing. You may also obtain these materials from the SEC in the same manner as set forth for KENETECH's SEC filings in "The Tender Offer--Certain Information Concerning KENETECH."

Fees and Expenses

   The Special Committee retained Houlihan Lokey pursuant to a letter agreement, dated August 24, 2000. The Special Committee retained Houlihan Lokey to assist it in evaluating the terms of the Offer and the Merger and to render an opinion as to the fairness of the consideration to be received by KENETECH's stockholders (except for Mr. Lerdal) in connection with the proposed transaction and, additionally, to assist the Special Committee in reviewing and negotiating the financial structure and terms of the Offer and the Merger, and to provide assistance in connection with defining, from a financial point of view, strategic and financial objectives. Pursuant to the engagement letter, KENETECH agreed to pay Houlihan Lokey $350,000 for its services. KENETECH made a partial payment of $150,000 when it signed the engagement letter, and the remaining $200,000 became due and payable when Houlihan Lokey issued its opinion on October 25, 2000. KENETECH also agreed in the letter agreement to reimburse Houlihan Lokey for all reasonable travel and out-of-pocket expenses (including reasonable fees and expenses of legal counsel) and to indemnify Houlihan Lokey and its employees, agents, officers, shareholders and persons who control Houlihan Lokey against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Houlihan Lokey's engagement. In June 1996, Houlihan Lokey was retained by an unofficial committee of KENETECH's 12 3/4% senior secured noteholders (which notes were satisfied and discharged in 1998) to provide financial advisory services for the benefit of such committee and Houlihan Lokey received compensation for such services. Although KENETECH was a party to the agreement between the unofficial committee and Houlihan Lokey, this past engagement is unrelated to the Offer and the Merger.

                               THE TENDER OFFER

   1. Terms of the Offer

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will purchase all Shares validly tendered on or prior to the Expiration Date and not theretofore properly withdrawn in accordance with Section 4 below. The term "Expiration Date" means 12:00 Midnight, New York City time, on December 7, 2000, unless we have extended the initial period of time during which the Offer is open, in which event, the term "Expiration Date" will mean the latest time and date at which the Offer, as so extended by us, will expire. If we decide, in our sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of such change is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the twentieth Business Day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of a period of 10 Business Days from the date of such notice. For purposes of the Offer, a "Business Day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF THE MINIMUM CONDITION, AND CERTAIN OTHER CONDITIONS AS SET OUT IN SECTION 12 BELOW. THE MERGER AGREEMENT AND THE OFFER MAY BE TERMINATED BY PURCHASER AND PARENT SHOULD ANY OF THE EVENTS SET FORTH IN SECTION 10 OCCUR. SEE SECTION 10.

   We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the Commission and subject to the limitations set forth in the Merger Agreement described below, to waive any condition to the Offer. Pursuant to the Merger Agreement, however, we have agreed not to waive the Minimum Condition without the consent of KENETECH (which will not unreasonably be withheld). Subject to certain limitations in the Merger Agreement (including the requirement that we obtain KENETECH'S consent in connection with a waiver of the Minimum Condition, if applicable), if the Minimum Condition or any condition set forth in Section 13 below has not been satisfied by 12:00 Midnight, New York City time, on the Expiration Date (or any other time then set as the Expiration Date), we may elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (b) subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered and not extend the Offer or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders.

   Pursuant to the Merger Agreement, we may, without the consent of KENETECH, extend the Offer if at the scheduled or extended Expiration Date any of the conditions of the Offer have not been satisfied or waived, until such time as such conditions are satisfied or waived, and extend the Offer for any period reasonably determined by Purchaser after consultation with its legal advisors to be required by any rule, regulation, interpretation or position of the Commission or the staff thereof, subject in each case to any right of KENETECH to terminate the Merger Agreement pursuant to the terms of such Merger Agreement. Pursuant to the Merger Agreement, however, Purchaser may not extend the Offer without the consent of KENETECH for reasons other than those stated in the preceding sentence, or, unless it is obligated to extend the Offer under the Merger Agreement because, at the scheduled Expiration Date, several of the conditions to the Offer have at that time been satisfied, subject in either case to any right of Parent, Purchaser, or KENETECH to terminate the Merger Agreement pursuant to the terms of the Merger Agreement.

   We expressly reserve the right, at any time and from time to time, to modify the terms of the Offer, except that, without the consent of KENETECH, we will not reduce the number of Shares subject to the Offer, reduce the Per Share Amount, impose any other conditions to the Offer other than the Offer Conditions, change the form of consideration payable in the Offer, or amend any other term of the Offer in a manner adverse to the holders of Shares.

   Subject to the applicable rules and regulations of the Commission and subject to the limitations set forth in the Merger Agreement, we expressly reserve the right, at any time and from time to time, in our sole discretion, to delay payment for any Shares regardless of whether such Shares were previously accepted for payment, or to terminate the Offer and not to accept for payment or pay for any Shares not previously accepted for payment or paid for, upon the occurrence of any of the conditions set forth in Section 12, by giving oral or written notice of such delay or termination to the Depositary. Our right to delay payment for any Shares or not to pay for any Shares previously accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule l4e-l(c) under the Exchange Act, relating to our obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

   Any extension of the period during which the Offer is open, delay in acceptance for payment or payment, termination or amendment of the Offer, will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next Business Day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rules l4d-4(c) and l4e-l(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Dow Jones News Service or PR Newswire (or such other national media outlet or outlets we deem prudent) and by making any appropriate filing with the Commission.

   If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or we waive a material condition of the Offer (including, with the consent of KENETECH, a waiver of the Minimum Condition), we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules l4d-4
(c), 14d-6(d) and l4e-l under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, the Offer generally must remain open for a minimum of 10 Business Days following such change to allow for adequate disclosure to stockholders.

   Pursuant to Rule 14d-ll under the Exchange Act, we may, subject to certain conditions, provide a subsequent offering period of from 3 Business Days to 20 Business Days in length following the expiration of the Offer on the Expiration Date ("Subsequent Offering Period"). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer which already will have been completed.

   During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights and we will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-ll provides that we may provide a Subsequent Offering Period so long as, among other things, (a) the initial 20 Business Day period of the Offer has expired, (b) we offer the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (c) we accept and promptly pay for all securities tendered during the Offer prior to its expiration, (d) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next Business Day after the Expiration Date and immediately begin the Subsequent Offering Period and (e) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. We will be able to include a Subsequent Offering Period, if we satisfy the conditions above. In a public release, the Commission has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring us to disseminate new information to stockholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five Business Days). In the event we elect to include a Subsequent Offering Period, we will notify stockholders of KENETECH consistent with the requirements of the Commission.

   WE DO NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER, ALTHOUGH WE RESERVE THE RIGHT TO DO SO IN OUR SOLE DISCRETION. PURSUANT TO RULE 14d-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION, THE PER SHARE AMOUNT, WILL BE PAID TO STOCKHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

   KENETECH has provided us with their list of stockholders of record and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on KENETECH's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agencys security position listing, for subsequent transmittal to beneficial owners of Shares.

   2. Acceptance for Payment and Payment for Shares

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not properly withdrawn as soon as practicable after the Expiration Date. In addition, we expressly reserve the right, subject to applicable rules of the Commission, to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law. See "Terms of the Offer" above and "Withdrawal Rights" below. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or confirmation of the book-entry transfer of such Shares into the Depositarys account at The Depository Trust Company (the "Book-entry Transfer Facility") pursuant to the procedures set forth in
Section 3, (b) a Letter of Transmittal (or facsimile thereof) properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. See "Procedure for Tendering Shares" below.

   For purposes of the Offer, we will be deemed to have accepted for payment Shares validly tendered and not properly withdrawn if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

   Our reservation of the right to delay the acceptance or purchase of or payment for Shares is subject to the provisions of Rule l4e-l(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

   If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in "Procedure For Tendering Shares" below, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility), as soon as practicable following expiration or termination of the Offer.

   IF, PRIOR TO THE EXPIRATION DATE, WE INCREASE THE CONSIDERATION OFFERED TO HOLDERS OF SHARES PURSUANT TO THE OFFER, WE WILL PAY SUCH INCREASED CONSIDERATION TO ALL HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

   We reserve the right to transfer or assign, in whole or in part, from time to time, to one or more direct or indirect subsidiaries of Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

   3. Procedure for Tendering Shares

   Valid Tender. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates for the Shares to be tendered and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary which confirmation must include an Agent's Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal on or before the Expiration Date, or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares, which are the subject of such Book-Entry Confirmation, that such participant has received and will be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

   Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make a book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositarys account in accordance with the Book-Entry Transfer Facilitys procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agents Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." The Letter of Transmittal, and any other documents required therein, must be transmitted to and received by the Depositary at one of the addresses set forth on the back cover of this Offer to Purchase. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

   Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of the Medallion Signature Guarantee Program or by any other "eligible guarantor institution", as such term is defined in Rule l7Ad-l5 under the Exchange Act (an "Eligible Institution"). Most commercial banks, savings and loans associations and brokerage houses are Eligible

Institutions. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facilitys systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment or are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

   If the Certificate for Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile copy thereof with original signature(s)) must accompany each delivery of certificates for such Shares.

   Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary on or before the Expiration Date, may tender such Shares by following all of the procedures set forth below:

     (a) such tender is made by or through an Eligible Institution;

     (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form which we have provided, is received by the Depositary (as provided below) on or before the Expiration Date; and

     (c) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three Trading Days after the date of execution of such Notice of Guaranteed Delivery. A "Trading Day" is any day on which the Nasdaq Stock Market is open for business.

   The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

   THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

   Other Requirements. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

   Tender Constitutes a Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

   Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agents Message, in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees, and each of them, as such stockholder's agents, attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we deposit the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked without further action, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective) . Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, postponed, special or adjourned meeting of the stockholders of KENETECH, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment for such Shares, we must be able to exercise full voting rights to the extent permitted under applicable law with respect to such Shares.

   Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived by us. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions and any other related documents thereto) will be final and binding.

   4. Withdrawal Rights

   Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment by us pursuant to the Offer, may also be withdrawn at any time after January 8, 2001 or such later time if the Offer is extended.

   For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the recordholder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

   All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived by us. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in Section 3 at any time on or before the Expiration Date.

   If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under this Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4. Any such delay will be an extension of the Offer to the extent required by law.

   In the event we provide a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

   5. Certain United States Federal Income Tax Consequences of the
Transactions

   The following is a summary of the material United States federal income tax consequences to you of the sale of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a description of all tax consequences that may be relevant to you, and assumes an understanding of tax rules of general application. It does not address special rules which may apply to you based on your tax status, individual circumstances or other factors unrelated to the Offer or the Merger. You should consult your own tax advisor regarding the Offer and the Merger.

   The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be taxable under applicable state, local, foreign and other tax laws. For U.S. federal income tax purposes, if your Shares are purchased pursuant to the Offer or you receive cash as a result of the Merger, you will realize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss will be capital gain or loss if you held the Shares as capital assets and will be long-term capital gain or loss if your holding period in such Shares for federal income tax purposes is more than one year at the time of the sale or exchange. In addition, your ability to use capital losses to offset ordinary income is limited.

   Backup Federal Income Tax Withholding. Under the backup federal income tax withholding laws applicable to certain stockholders (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to those stockholders pursuant to the Offer. To prevent backup federal income tax withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 11 of the Letter of Transmittal.

   The foregoing discussion is included for general information purposes and may not apply if you acquired your Shares pursuant to the exercise of employee stock options or other compensation arrangements with KENETECH, or if you are not a citizen or resident of the U.S. or if you are otherwise subject to special tax treatment. The tax discussion above is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. You are urged to consult your own tax advisor with respect to the tax consequences of the Offer and the Merger, including the application and effect of state, local, foreign or other tax laws.

   6. Price Range of Shares; Dividends

   According to KENETECH's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, the Shares are traded on the OTC Bulletin Board under the symbol "KWND.OB." The following table sets forth, for the periods indicated, the range of high and low bid quotations for the Common Stock as reported by a stock quotation system. Such over-the-counter market quotations do not include retail mark-ups, markdowns, or commissions and may not represent actual transactions:

Year                                                               High   Low
----                                                              ------ ------
1998:
First Quarter.................................................... $0.070 $0.050
Second Quarter...................................................  0.410  0.063
Third Quarter....................................................  0.310  0.160
Fourth Quarter...................................................  0.280  0.125

1999:
First Quarter.................................................... $0.280 $0.125
Second Quarter...................................................  0.375  0.125
Third Quarter....................................................  0.450  0.260
Fourth Quarter...................................................  0.650  0.340

2000:
First Quarter.................................................... $0.710 $0.510
Second Quarter...................................................  0.800  0.500
Third Quarter....................................................  0.790  0.563
Fourth Quarter (through November 3, 2000)........................  1.000  0.650

   On October 25, 2000, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing price per Share on the over-the-counter market was $0.71 per Share. On November 3, 2000, the last full trading day prior to the printing of this Offer to Purchase, the reported closing price per Share on the over-the-counter market was $0.99 per Share. YOU ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES BEFORE TENDERING YOUR SHARES.

   Since its inception, KENETECH has not paid any dividends on its Common Stock. Under the Merger Agreement, KENETECH has agreed not to pay any dividends on the Common Stock prior to the Effective Time.

   7. Possible Effects of the Offer on the Market for the Shares and Exchange Act Registration

   Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and reduce the number of holders which could adversely affect the liquidity and market value of the remaining Shares held by the public.

   Public Market. Depending upon the number of Shares purchased pursuant to the Offer, the Common Stock may no longer trade in the over-the-counter market after the completion of the Offer. The extent of the public market and the availability of quotations, would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Stock on the part of the securities firms, the possible termination of registration under the Exchange Act as described below and other factors. We cannot predict whether the reduction in the number of shares of Common Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Common Stock or whether it would cause future market prices to be greater or less than the Per Share Amount.

   Exchange Act Registration. The Shares are currently registered under the Exchange Act. This registration may be terminated by KENETECH upon application to the Commission if there are fewer than 300 holders of record of Shares. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by KENETECH to its stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the Shares. Furthermore, the ability of "affiliates" of KENETECH and persons holding "restricted securities" of KENETECH to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for quotation on the over-the-counter market. WE INTEND TO SEEK TO CAUSE KENETECH TO APPLY FOR TERMINATION OF REGISTRATION OF THE SHARES AS SOON AS PRACTICABLE AFTER CONSUMMATION OF THE OFFER IF THE REQUIREMENTS FOR TERMINATION OF REGISTRATION ARE MET.

   8. Certain Information Concerning KENETECH

   Except as otherwise set forth herein, the information concerning KENETECH has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. Certain information set forth herein, including information about the background to the Merger, the Special Committee, the Special Committee's and the Board's consideration of the Offer and the Merger, and Houlihan Lokey's analysis of the fairness of the Offer and the Merger, was provided to the Purchaser by KENETECH. Although Purchaser and Parent have no knowledge that would indicate that any statements contained herein are untrue, neither Purchaser nor Parent assumes any responsibility for the accuracy or completeness of the information contained herein about KENETECH or any information provided to Purchaser by KENETECH, or for any failure by KENETECH to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or Parent.

   KENETECH, headquartered at 500 Sansome Street, Suite 410, San Francisco, CA 94111, (415) 398-3825, is a Delaware corporation that has historically been involved in the development, construction, and management of independent power projects. KENETECH continues in project development activities; however it has ceased its construction and management activities. KENETECH is currently participating with other parties in developing two electric generating facilities and one oriented strand board facility. From 1995 through the end of 1998, KENETECH experienced severe liquidity constraints. In an effort to relieve such constraints, KENETECH undertook to sell its assets. By the end of March 1999, KENETECH had disposed of substantially all its operating assets and, by the end of April 1999, repaid substantially all of its indebtedness. KENETECH currently has substantial cash balances and net operating income tax losses and other tax attributes to carry forward to future years. While pursuing development projects, management continues to evaluate different businesses that KENETECH might pursue, through acquisition or otherwise.

   KENETECH completed its initial public offering of 6,000,000 shares of Common Stock on September 21, 1993. The price per share in the initial public offering was $16.50. The net proceeds to KENETECH from the offering were approximately $92 million, after deducting underwriting discounts and commissions of approximately $6.60 million.

   The name, citizenship, business address, principal occupation or employment, five-year employment history and information concerning beneficial ownership of the Shares for each of the directors and executive officers of KENETECH and certain other information, as of October 20, 2000, are set forth in Schedule B hereto.

   Selected Publicly Available Financial Information. Set forth below is certain summary consolidated financial information for KENETECH's fiscal years ended December 31, 1998 and December 31, 1999, which are its last two fiscal years contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and for the six months ended June 30, 2000 (unaudited), as contained in KENETECH's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. More comprehensive financial information is included in such reports (including managements discussion and analysis of financial condition and results of operation) and other documents filed by KENETECH with the Commission which reports are incorporated by reference in this Offer to Purchase, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the Commission in the manner set forth below.

                                Six Months         Year              Year
INCOME STATEMENT DATA:             Ended           Ended             Ended
(Dollars in thousands, except  June 30, 2000 December 31, 1999 December 31, 1998
per share amounts)             ------------- ----------------- -----------------
Revenues.....................     $ 1,201         $ 5,431          $251,921
Total costs of revenues......           0              56            39,015
Gross margin.................       1,201           5,375           212,906
Project development and
 marketing, engineering,
 general
 and administrative expenses.       1,399           5,700             4,178
Income (loss) from
 operations..................        (198)           (325)          208,728
Income before taxes..........         701          11,017           185,486
Net income...................         701          36,590           131,572
Income per share (basic and
 diluted)....................        0.02            0.87              3.20
Book value per share.........        0.80            0.79             (0.08)
Ratio of earnings to fixed
 charges (1).................          --              --              9.64x

BALANCE SHEET DATA:
Current assets...............     $30,801         $47,567          $ 84,461
Total assets.................      42,005          50,097            84,485
Current liabilities..........       4,555           5,679            53,072
Total liabilities............      15,784          17,152            87,865
Stockholders' equity
 (deficiency)................      26,221          32,945            (3,380)

(1) KENETECH did not incur any fixed charges in the six months ended June 30, 2000 and the year ended December 31, 1999.

   Available Information. KENETECH is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning KENETECH's directors and officers, their remuneration, stock options granted to them, the principal holders of KENETECH's securities, any material interests of such persons in transactions with KENETECH and other matters is required to be disclosed in proxy statements distributed to KENETECH's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission's office located at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C., and also should be available for inspection and copying at the following regional offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies may be obtained by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at l-800-SEC-0330. The Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, such as KENETECH, who file electronically with the Commission. The address of that site is http://www.sec.gov.

   Pursuant to Section 21(E)(b)(2)(C) of the Exchange Act, the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 is not applicable to a forward-looking statement made in connection with a tender offer.

   9. Certain Information Concerning Purchaser and Parent

   Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and the Offer and the Merger. Purchaser is currently a wholly owned subsidiary of Parent. The principal executive offices of Purchaser are located at c/o ValueAct Capital Partners, L.P. One Maritime Plaza, Suite 1400, San Francisco, CA 94111 and Purchaser's telephone number is (415) 362-3706.

   Parent is a Delaware holding corporation and, to date, has engaged in no activities other than those incident to its formation and the Offer and the Merger. Parent is a wholly owned subsidiary of VAC. The principal executive offices of Parent are located at c/o ValueAct Capital Partners, L.P., One Maritime Plaza, Suite 1400, San Francisco, CA 94111, and Parents telephone number is (415) 362-3706.

   VAC, a limited partnership organized under the laws of Delaware, owns the voting equity securities of Parent. Parents equity securities will be owned after the Merger by VAC and Mr. Lerdal, who has agreed to contribute the Contribution Shares to Parent. The principal executive offices of VAC are located at One Maritime Plaza, Suite 1400, San Francisco, California 94111, and VAC's telephone number is (415) 362-3706.

   Except for 11,365,458 Shares which may be deemed to be beneficially owned by VAC by virtue of the Subscription Agreement and Voting Agreement, none of Parent or Purchaser nor, to the best of Parent's and Purchaser's knowledge, VAC or the persons listed in Schedule A hereto (except as indicated in such Schedule) or any associate or majority-owned subsidiary of Parent or Purchaser, beneficially owns or has a right to acquire any securities of KENETECH or has any contract, arrangement, understanding or relationship with any other person with respect to any securities of KENETECH, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of KENETECH, joint venture, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, or has affected any transaction in the securities of KENETECH during the past 60 days.

   Except as set forth in this Offer to Purchase, since November 6, 1998, neither Parent or Purchaser nor, to the best of Parents and Purchasers knowledge, VAC or the persons listed on Schedule A hereto, has had any business transactions with KENETECH or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since November 6, 1998, there have been no material contacts, negotiations or transactions between Parent, Purchaser or any of their affiliates or, to the best of Parents and Purchasers knowledge, VAC or the persons listed in Schedule A to this Offer to Purchase, on the one hand, and KENETECH or its affiliates, on the other hand, concerning a merger, consolidation or acquisition; a tender offer for or other acquisition of securities of any class of KENETECH's securities; an election of directors of KENETECH; or a sale or other transfer of a material amount of assets of KENETECH.

   10. The Transaction Agreements

   The Subscription Agreement.

   On October 24, 2000, Parent entered into the Subscription Agreement with VAC and Mr. Lerdal. The following summary of the Subscription Agreement is qualified in its entirety by reference to the Subscription Agreement, a copy of which is incorporated herein by reference and copies or forms of which have been filed with the Commission as exhibits to the Schedule TO to which this Offer to Purchase is an exhibit. The Subscription Agreement may be examined and copies may be obtained in the manner set forth in Section 8.

   Pursuant to the Subscription Agreement, VAC has agreed to purchase an aggregate of 865,214 shares of Parent common stock for a purchase price of $25.00 per share in cash, or an aggregate purchase price of approximately $21.6 million on the terms set forth in the Subscription Agreement.

   Also pursuant to the Subscription Agreement, Mr. Lerdal has agreed to contribute the Contribution Shares to Parent for an aggregate of 472,803 shares of Parent common stock on the terms set forth in the Subscription Agreement. The Subscription Agreement valued the Contribution Shares at $1.04 per Share. Based on the 31,970,164 shares of Common Stock outstanding, the Contribution Shares represent approximately 36% of the outstanding Common Stock.

   The closing of the purchase by VAC of Parent common stock will take place one Business Day after the date on which Purchaser accepts for payment the Shares tendered in the Offer and the closing of the exchange by Mr. Lerdal of Shares for Parent common stock will take place at such time mutually agreed upon by Parent and Mr. Lerdal, but in no event later than December 28, 2000. The obligation of Mr. Lerdal to contribute the Contribution Shares is not conditioned upon or subject to the completion of the Offer.

   The Stockholders Agreement.

   The Subscription Agreement also contemplates that Mr. Lerdal will enter into the Stockholders Agreement with Parent and the persons listed in Schedule A thereto. The following summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is incorporated herein by reference and copies or forms of which have been filed with the Commission as exhibits to the Schedule TO to which this Offer to Purchase is an exhibit. The Stockholders Agreement may be examined and copies may be obtained in the manner set forth in Section 8.

   The Stockholders Agreement to be executed by each of the Parent, VAC, and Mr. Lerdal, will contain various rights and restrictions, including tag-along rights, buy/sell rights, rights of first refusal and other restrictions on transfer, in connection with such parties' ownership of equity securities of Parent following the Merger. In addition, the Stockholders Agreement will contain provisions regarding the constitution of the Parent Board of Directors, including provisions permitting VAC to designate two directors to Parent's three member Board of Directors and permitting Mr. Lerdal to designate one director.

   The Voting Agreement.

   On October 25, 2000, Mr. Lerdal entered into the Voting Agreement with Purchaser and Parent. The following summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is incorporated herein by reference and copies or forms of which have been filed with the Commission as exhibits to the Schedule TO. The Voting Agreement may be examined and copies may be obtained in the manner set forth in Section 8.

   Pursuant to the Voting Agreement, among other things, Mr. Lerdal agreed (i) to vote all shares beneficially owned by him (the "Subject Shares") in favor of the Merger Agreement and the Merger and against any Takeover Proposal (as defined below) and any other proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of KENETECH under the Merger Agreement, (ii) to waive any appraisal rights he may have in connection with the Merger, (iii) not to solicit or initiate, or encourage, directly or indirectly, any inquiries regarding the submission of any Takeover Proposal, (iv) not to participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal, (v) not to enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal, (vi) not to transfer the Subject Shares, (vii) to constitute and appoint Parent and Purchaser as his true and lawful proxies in connection with the Merger and the Merger Agreement and (viii) not to tender the Subject Shares pursuant to the Offer. Based on 31,970,164 shares of Common Stock outstanding on October 20, 2000, the Subject Shares in the aggregate represent approximately 36% of the total outstanding Common Stock.

   The Voting Agreement will terminate and be of no further force and effect
(i) by the written mutual consent of the parties to the Voting Agreement, (ii) automatically upon the Effective Time, or (iii) upon the termination of the Merger Agreement in accordance with the terms of the Merger Agreement.

   The Merger Agreement.

   The following is a summary of the material provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement which is incorporated herein by reference and a copy of which is attached to this Offer to Purchase as Schedule D. Defined terms used herein and not defined herein have the meanings assigned to those terms in the Merger Agreement.

   The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions set forth in the Merger Agreement as described in Section 13 (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or prior to the Expiration Date.

   Directors. Pursuant to the Merger Agreement, promptly following Purchaser's purchase of the Shares pursuant to the Offer, Purchaser will be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the nearest whole number, of KENETECH's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of KENETECH's directors designated by Purchaser equal to the percentage of the aggregate voting power of the Shares held by Parent or any of its subsidiaries; provided, however, that if Purchaser's designees are elected to the Board of Directors of KENETECH, until the consummation of the Merger such Board of Directors will have at least three directors (excluding Mr. Lerdal) who were directors of KENETECH on the date of the execution of the Merger Agreement. Following the election or appointment of Purchaser's designees pursuant to the Merger Agreement and prior to the consummation of the Merger, Parent and Purchaser will not cause KENETECH to take any action with respect to any amendment, or waiver of any term or condition of the Merger Agreement, KENETECH's Restated Certificate of Incorporation, as amended (the "Restated Certificate"), or KENETECH's Restated Bylaws, as amended (the "Restated Bylaws"), or certain other actions, without the concurrence of a majority of the directors who are directors of KENETECH on the date of the execution of the Merger Agreement or their replacements (excluding Mr. Lerdal).

   The Merger. The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into KENETECH and KENETECH will be the Surviving Corporation. At the Effective Time, (i) each issued and outstanding share of common stock, par value $.01 per share, of Purchaser will be converted into one share of common stock of the Surviving Corporation, (ii) all Shares that are held in treasury of KENETECH or by any wholly owned subsidiary of KENETECH and any Shares owned by Parent or by any wholly-owned subsidiary of Parent will be canceled, (iii) each Share issued and outstanding immediately prior to the Effective Time (other than Shares described in (ii) above and Shares held by dissenting stockholders) will be converted into the right to receive the Merger Consideration, and (iv) Shares held by holders who properly exercise appraisal rights under applicable state law will not be converted, and holders of such Shares will be entitled to receive payment of the appraised value of such Shares in accordance with applicable state law unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal under applicable state law.

   The Board, at a meeting duly called and held on October 25, 2000, at which all of the directors were present, and acting on the unanimous recommendation of the Special Committee, duly and unanimously (with Mr. Lerdal abstaining):
(i) approved and declared the advisability of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (ii) recommended that you accept the Offer, tender your Shares pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger; and (iii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to you and in your best interests.

   Parent and Purchaser will use their reasonable best efforts to cause Mr. Lerdal to transfer to Parent all Shares owned by him in accordance with the Subscription Agreement. If, following such transfer by Mr. Lerdal and the purchase of Shares pursuant to the Offer, Parent, Purchaser, VAC, and any other entity controlled by VAC collectively own at least ninety percent of the outstanding Shares, Parent and Purchaser will take all necessary and appropriate action to cause the Merger to become effective as soon as is reasonably practicable after the expiration of the Offer without a meeting of stockholders of KENETECH, in accordance with applicable law.

   Charter, Bylaws, Directors and Officers. At the Effective Time, the Restated Certificate, as in effect immediately prior to the Effective Time, will be amended in accordance with the terms of the Merger Agreement. At the Effective Time, the Restated Bylaws, as in effect immediately prior to the Effective Time, will be amended in accordance with the terms of the Merger Agreement.

   The directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation, and the officers of KENETECH at the Effective Time will be the officers of the Surviving Corporation.

   Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, KENETECH or the holder of any of the following securities:

     (a) Each issued and outstanding share of common stock, par value $.01 per share, of Purchaser will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     (b) All Shares that are held in the treasury of KENETECH or by any wholly-owned subsidiary of KENETECH and any Shares owned by Parent or by any wholly-owned subsidiary of Parent will be canceled and no consideration will be delivered in exchange therefor.

     (c) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with (b) above and other than Shares which are issued and outstanding immediately prior to the Effective Time and which are held by holders who properly exercise appraisal rights with respect thereto) will be converted into the right to receive from the Surviving Corporation the Merger Consideration.

     (d) Each KENETECH stock option that is outstanding immediately prior to the Effective Time will be canceled. The holder of such stock option will receive the right to receive from KENETECH cash in an amount equal to (A) the product of (1) the number of Shares subject to such option and (2) the excess, if any, of the Merger Consideration over the exercise price per share for the Shares subject to such option, minus (B) all applicable federal, state, and local taxes required to be withheld in respect of such payment.

     (e) Each KENETECH warrant that is outstanding immediately prior to the Effective Time will be canceled. The holder of such warrant will receive the right to receive an amount equal to (A) the product of (1) the number of Shares subject to such warrant and (2) the excess, if any, of the Merger Consideration over the exercise price per share for the Shares subject to the warrant, minus (B) all applicable federal, state, and local taxes required to be withheld in respect of such payment.

   Representations And Warranties. In the Merger Agreement, KENETECH has made customary representations and warranties to Parent and Purchaser with respect to, among other matters, the absence of any event, occurrence, fact, circumstances, change or effect that is or would reasonably be expected (as far as can be foreseen at the time) to be materially adverse to its ability to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby, or to its business, operations, properties or results of operations or condition (financial or otherwise), assets or liabilities (actual or contingent) or those of its subsidiaries, taken as a whole (a "Material Adverse Change" or "Material Adverse Effect"), its organization and qualification, capitalization, authority, consents and approvals, public filings, financial statements, brokers, employee benefit matters, litigation, tax matters, compliance with law, environmental matters, intellectual property, real property, material contracts, and related party transactions. Each of Parent and Purchaser has made customary representations and warranties to KENETECH with respect to, among other matters, its organization, qualifications, authority, consents and approvals, operations of Parent and Purchaser, brokers, financial wherewithal and ownership of Shares.

   Conduct of Business Pending The Merger. With certain specific exceptions, the Merger Agreement obligates KENETECH and its subsidiaries, from the date of the Merger Agreement through the Effective Time, to conduct their operations only in the ordinary course of business as currently conducted, to use commercially reasonable efforts to preserve intact their business organizations, to keep available the services of their present officers and employees and to preserve the present relationships with those persons and entities having significant business relationships with KENETECH and its subsidiaries, and to maintain in full force and effect all authorizations necessary for such business, except to the extent such would not have a Material Adverse Effect on KENETECH or its subsidiaries. The Merger Agreement also contains specific restrictive covenants as to certain activities of KENETECH, which provide that KENETECH will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Parent, including, among other things and subject to certain exceptions, issuing or selling its securities, redeeming or repurchasing securities, changing its capital structure, making material acquisitions or dispositions, entering into or amending material contracts, incurring indebtedness, settling litigation or claims, increasing compensation or adopting new benefit plans, and permitting certain other material events or transactions.

   No Solicitation. In the Merger Agreement, KENETECH has agreed that it will not, and will not authorize any of its subsidiaries or any officer, director or employee of or any financial advisor, attorney or other advisor or representative of KENETECH or any of its subsidiaries to directly or indirectly:

     (a) solicit, initiate or encourage the submission of any Takeover
  Proposal,

     (b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to KENETECH or any of its subsidiaries in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal, or

     (c) authorize, engage in, or enter into any agreement or understanding with respect to any Takeover Proposal;

provided, that nothing contained in the Merger Agreement will prohibit KENETECH or its directors or any special committee of KENETECH's Board of Directors from complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or making such disclosure as required under applicable law.

   In addition, the Merger Agreement provides that, prior to the purchase of Shares pursuant to the Offer, KENETECH may engage in the activities described in (b) and (c) above with respect to any person who has submitted on an unsolicited basis to KENETECH (A) a Takeover Proposal believed by KENETECH to be bona fide or (B) an expression of interest believed by KENETECH to be bona fide indicating such person's desire to pursue the possibility of making a Takeover Proposal on terms believed by KENETECH to be financially superior to the Offer and the Merger (a "Superior Proposal") and, in either case, KENETECH's Board of Directors, or any committee thereof, determines that such action is appropriate for the Board to comply with its fiduciary duties under applicable law, the Board or any committee thereof concludes in good faith that such Takeover Proposal could lead to a Superior Proposal and, prior to disclosing any of the information referred to in (b) above, and KENETECH obtains from such person an executed confidentiality agreement.

   KENETECH will use reasonable best efforts to advise Parent, in writing, no later than one Business Day thereafter, of its receipt of any Takeover Proposal. In addition, under the Merger Agreement, KENETECH has agreed to refrain from entering into any agreement authorizing any Takeover Proposal until two Business Days following delivery by KENETECH of such notice, and to keep Parent reasonably informed of the status of any such Takeover Proposal.

   As used herein and in the Merger Agreement, "Takeover Proposal" means any proposal for (i) a merger, share exchange or other business combination involving KENETECH or any of its subsidiaries, (ii) any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in or any voting securities of KENETECH representing 15% or more of the Shares outstanding, (iii) an offer to acquire in any manner, directly or indirectly, any assets of KENETECH or any of its subsidiaries in excess of $100,000, or
(iv) any similar transaction or business combination involving KENETECH or its business or capital stock or assets, other than the transactions contemplated by the Merger Agreement.

   Indemnification; Directors' and Officers' Insurance. In the Merger Agreement, Parent agreed that, from and after the Effective Time, it will cause the Surviving Corporation to indemnify, defend and hold harmless (and make advances for expenses as incurred to) all past and present officers and directors of KENETECH and its subsidiaries to the same extent and in the same manner such persons are entitled to indemnification and advancement of expenses as of the date of the Merger Agreement (to the extent consistent with applicable law) by KENETECH pursuant to the DGCL, certain indemnification agreements to which KENETECH is a party, the Restated Certificate or the Restated Bylaws for acts or omissions occurring at or prior to the Effective Time.

   The Merger Agreement also provides that Parent will cause the Surviving Corporation to perform, as of the Effective Time, all of the obligations set forth in Article 9 of the Restated Certificate, Article V of the Restated Bylaws and the indemnification agreements identified in the Merger Agreement. In addition, for a period of not less than three years from the Effective Time, Parent will cause the Surviving Corporation to provide, to or for those persons covered as of the date of the Merger Agreement or as of the Effective Time by KENETECH's directors and officers' insurance and indemnification policy, insurance that is substantially similar to KENETECH's existing policy, provided that the Surviving Corporation will not be required to pay an annual premium in excess of 175% of the last annual premium paid prior to the date of the Merger Agreement.

   Conditions to The Consummation of The Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the Effective Time of the following conditions: (i) Purchaser must have previously accepted for payment and paid for Shares pursuant to the Offer;
(ii) the Merger Agreement must have been adopted by the affirmative vote of the stockholders of KENETECH entitled to vote thereon (subject to the provision of the Merger Agreement relating to the consummation of the Merger without the vote of KENETECH stockholders, pursuant to applicable law); and
(iii) no court or other Governmental Entity having jurisdiction over KENETECH or Parent, or any of their subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger.

   Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by KENETECH's or Purchaser's stockholders:

     (a) By the mutual written consent of Parent and KENETECH;

     (b) By either of Parent or KENETECH if:

       (i) as a result of the failure of the Offer Conditions, the Offer has been terminated or has expired without Purchaser having accepted for payment any Shares pursuant to the Offer, or Purchaser has not accepted for payment any Shares pursuant to the Offer prior to December 27, 2000; provided that, the right of either party to terminate as described in this sentence will not be available if such party's failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party;

       (ii) any Governmental Entity has issued a final and nonappealable order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or the Merger; or

       (iii) prior to the purchase of Shares pursuant to the Offer, any of the derivative claims currently pending against KENETECH and certain of its present and former directors are resolved in favor of the plaintiffs in the derivative action;

     (c) By KENETECH:

       (i) if its Board of Directors or any committee thereof determines that a Takeover Proposal constitutes a Superior Proposal and the Board of Directors or any such committee determines, in its good faith judgment, after consultation with independent counsel, that failing to terminate the Merger Agreement would be inconsistent with such Board's fiduciary duties under applicable law, provided that KENETECH has, pursuant to the Merger Agreement, properly informed Parent of the existence and status of any of such Takeover Proposal;

       (ii) if, at any time prior to the purchase of Shares pursuant to the Offer, (x) any of the representations or warranties of Parent or Purchaser set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect, or (y) Parent or Purchaser have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Parent or Purchaser to be performed or complied with by it under the Merger Agreement and such untruth, incorrectness, or failure cannot be or has not been cured within twenty Business Days after the giving of written notice to Parent of Purchaser; or

       (iii) if the Offer has not been commenced by Parent or Purchaser on or prior to 15 Business Days following the date of the initial public announcement of the Offer; provided that KENETECH may not terminate the Merger Agreement pursuant to this provision if it is in material breach of the Merger Agreement; or

     (d) By Parent or Purchaser:

       (i) if prior to the purchase of the Shares pursuant to the Offer, KENETECH breaches any representation, warranty, covenant or other agreement contained in the Merger Agreement which would cause the representations and warranties made by KENETECH in the Merger Agreement to be untrue, unless such inaccuracies do not result in a Material Adverse Effect on KENETECH, or would cause KENETECH to fail to perform any obligation or to comply with any agreement or covenant to be performed or complied by it under the Merger Agreement, which breach continues for more than twenty Business Days after KENETECH's receipt of notice of such failure; or

       (ii) if the Board of Directors of KENETECH or any committee thereof has withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal, or resolved to take any of such actions.

   Effect of Termination. Except as described below, in the event that the Merger Agreement is terminated by any of KENETECH or Parent or Purchaser as provided above, the Merger Agreement will forthwith become void and there will be no liability on the part of Parent, Purchaser or KENETECH, or their respective officers or directors. However, the provisions of the Merger Agreement regarding confidentiality and termination fees will survive termination, and termination will not relieve any party from liability for breaches of its representations, warranties or covenants contained in the Merger Agreement, or for fraud.

   KENETECH will pay to Parent the following amounts, as applicable: (i) if Parent or Purchaser terminates the Merger Agreement under (d)(ii) above, KENETECH will pay $750,000 (the "Termination Fee"); (ii) if KENETECH terminates the Merger Agreement under (c)(i) above, KENETECH will pay the Termination Fee; or (iii) if Parent or Purchaser terminates the Merger Agreement under (d)(i) above as a result of the breach by KENETECH of any covenant or agreement contained in the Merger Agreement resulting in a failure of

KENETECH to perform any obligation or to comply with any agreement or covenant of KENETECH to be performed or complied with by it under the Merger Agreement and at the time of any such termination a Takeover Proposal shall have been made, and if concurrently therewith, or within twelve months thereafter, KENETECH enters into a definitive merger agreement, acquisition agreement or similar agreement with respect to a Takeover Proposal, or a Takeover Proposal is consummated, involving any party with which KENETECH was in contact prior to such termination, KENETECH will pay the Termination Fee. KENETECH also will pay the following amounts, if applicable: (A) if Parent or Purchaser terminates the Merger Agreement because the Offer has terminated or expired (without Purchaser accepting for payment any Shares) as a result of KENETECH incurring certain Material Adverse Changes or KENETECH's failure to perform its material obligations under the Merger Agreement, or (B) if KENETECH terminates the Merger Agreement prior to January 31, 2001, then KENETECH will pay to Purchaser all reasonably incurred out-of-pocket expenses incurred by or on behalf of Purchaser or its stockholders (including expenses incurred by or on behalf of Mr. Lerdal) in connection with the transactions contemplated by the Merger Agreement not to exceed $250,000.

   Amendment. Subject to certain restrictions, the Merger Agreement may be amended by the parties at any time before or after the approval of the matters presented in connection with the Merger by the stockholders of KENETECH, but after any such approval, no amendment may be made which by law requires further approval by such stockholders without such further approval. Amendments must be in writing signed by each of the parties.

   Appraisal Rights. No appraisal rights are available in connection with the Offer; however, stockholders not tendering in the Offer and who otherwise comply with the applicable requirements of applicable law, will have the right under such law to demand appraisal of, and to receive payment in cash of the fair value of, their Shares in connection with the Merger.

   The Executive Employment Agreement.

   Concurrent with execution of the Merger Agreement, Mr. Lerdal entered into the Employment Agreement with Purchaser pursuant to which Mr. Lerdal will serve as the President and Chief Executive Officer of the Surviving Corporation, effective upon the Effective Time. During his employment term, which term is to commence upon the Effective Time and terminate as of December 31, 2001 (with automatic one-year renewal, unless either party delivers written notice to the other of a desire to not renew at least ninety days prior to the commencement of any such renewal period), Mr. Lerdal is to receive a base salary equal to $250,000 per annum and will also be eligible for annual cash bonuses and employee benefit programs.

   The VAC Guaranty.

   In connection with the Merger Agreement, on October 25, 2000, KENETECH obtained a written guaranty from VAC (the "VAC Guaranty"). Pursuant to the VAC Guaranty, VAC guaranteed Purchaser's and Parent's performance of their respective covenants, duties and obligations under the Merger Agreement, including Purchaser's and Parent's payment obligations under the Merger Agreement.

   The VAC Guaranty terminates upon the earlier of the termination of the Merger Agreement and the payment by Parent and Purchaser of all payments pursuant to the Offer and the Merger. However, VAC's liability for payments with respect to a breach of a representation or warranty or other obligation of Parent or Purchaser under the Merger Agreement survives any termination of the VAC Guaranty.

   The above summary is qualified in its entirety by reference to the complete text of the VAC Guaranty, a copy of which is incorporated herein by reference and a copy of which has filed with the Commission as an exhibit to the Schedule TO to which this Offer to Purchase is an exhibit. The VAC Guaranty may be examined and copies may be obtained in the manner set forth in Section 8.

   11. Source and Amount of Funds

   The Offer is not conditioned upon any financing arrangements. The amount of funds required to purchase Shares in the Offer and the Merger and to pay related fees and expenses is expected to be approximately $21.6 million. Purchaser will obtain the funds by means of a capital contribution from Parent. VAC has agreed pursuant to the terms of the Subscription Agreement to contribute to Parent an aggregate of $21.6 million for Parent common stock.

   12. Certain Conditions of the Offer

   Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1 under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares as equals at least 85% of the outstanding Shares on a fully diluted basis, giving effect to all the currently exercisable KENETECH stock options and other securities exercisable or convertible into Shares (excluding those Shares held by Mr. Lerdal) (the "Minimum Condition").

   Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of Parent or any of its subsidiaries that constitutes a breach of the Merger Agreement):

  . there shall be instituted after the date of the Merger Agreement and pending before any court of competent jurisdiction or Governmental Entity any suit, action or proceeding (including new claims made in any pending proceedings) (i) challenging the acquisition by Parent or Purchaser of any Shares under the Offer, seeking to prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from KENETECH, Parent or Purchaser any damages (including damages against KENETECH's directors or officers for which they may seek indemnification from KENETECH) that, if awarded, would have a Material Adverse Effect on KENETECH, (ii) seeking to prohibit or materially limit the ownership or operation by KENETECH, Parent or any of their respective subsidiaries of the business or assets of KENETECH and its subsidiaries, taken as a whole, or to compel KENETECH or Parent to dispose of or hold separate any material portion of the business or assets of KENETECH and its subsidiaries, taken as a whole, in each case as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, or (iii) seeking to impose material limitations on the ability of Parent, Purchaser or Mr. Lerdal to acquire or hold, or exercise full rights of ownership of, any Shares, including the right to vote Shares on all matters properly presented to the stockholders of KENETECH, provided, in the case of each of clauses (i), (ii) and (iii) above, that Parent and Purchaser shall have used its reasonable best efforts to oppose, contest and resolve any such pending or threatened suit, action or proceeding;

  . there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity any statute, rule, regulation, judgment, order or injunction that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iii) of the immediately preceding paragraph, provided, that Parent and Purchaser shall have used reasonable best efforts to oppose, contest and resolve any such judgment, order, injunction or enforcement;

  . there shall have occurred and be continuing any Material Adverse Change with respect to KENETECH;

  . (i) the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved recommended any Takeover Proposal, (ii) the Board or any committee thereof shall have resolved to take any of the foregoing actions, or (iii) upon the reasonable request of Purchaser, the Board of Directors of KENETECH, or any committee thereof, shall fail within a reasonable period of time to reaffirm its approval or recommendation of the Offer, the Merger Agreement or the Merger;

  . the representations and warranties of KENETECH set forth in the Merger Agreement shall not be true and correct in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer, unless the inaccuracies (without giving effect to any materiality or Material Adverse Effect qualifications or exceptions contained therein) under such representations and warranties, taking all the inaccuracies under all such representations and warranties together in their entirety, do not result in a Material Adverse Effect on KENETECH or unless such inaccuracies are as a result of actions expressly permitted by the Merger Agreement;

  . KENETECH shall have failed to perform any obligation or to comply with any agreement or covenant of KENETECH to be performed or complied with by it under the Merger Agreement (other than any failures which would not reasonably be expected to have a Material Adverse Effect on KENETECH), which failure to perform or comply, if capable of being cured, continues for more than twenty (20) Business Days after the giving of written notice to KENETECH;

  . there shall have occurred and be continuing (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (ii) a declaration of war by the United States or
     (iii) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

  . KENETECH shall not have obtained the consents of certain third parties identified in the Merger Agreement (other than such consents, the failure of which to obtain would not either individually or in the aggregate be reasonably expected to have a Material Adverse Effect); or

  . the Merger Agreement shall have been terminated in accordance with its terms or the parties shall have agreed in writing to terminate the Offer.

   The foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, and other than with respect to the Minimum Condition (the waiver of which also requires the consent of KENETECH), be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

   13. Certain Legal Matters and Regulatory Approvals

   General. Except as described in this Section 13, based on information provided by KENETECH, none of KENETECH, Parent, Purchaser, or VAC is aware of any license or regulatory permit that appears to be material to the business of KENETECH and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise, or, except as set forth above, of any approval or other action by any Governmental Entity that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise.

   Should any such approval or other action be required, Purchaser presently contemplates that such approval or other action will be sought, except as described under "State Takeover Laws." While, except as otherwise described in this Offer to Purchase, we do not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to KENETECH's business or that certain parts of KENETECH's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, we could decline to accept for payment, or pay for, any Shares tendered. See
Section 12 for certain conditions to the Offer, including conditions with respect to governmental actions.

   Antitrust Compliance. Under the Hart-Scott-Rodino Improvements Act of 1996, or "HSR Act," and the rules promulgated thereunder by the Federal Trade Commission, or "FTC," certain acquisition transactions may not be completed until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. KENETECH and Purchaser have concluded that the consummation of the transactions set forth in the Merger Agreement are not subject to the notification and reporting requirements of the HSR Act. Therefore, based on the information available to them, KENETECH and Purchaser believe that the Merger can be effected in compliance with federal and state antitrust laws.

   14. State Takeover Laws

   A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. Except as set forth below, we have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See "Certain Conditions of the Offer" above.

   KENETECH is incorporated under the laws of the State of Delaware. In general, Section 203 ("Section 203") of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the "business combination" is approved by the Board of Directors of such corporation prior to such time. However, on March 10, 1988, the Board adopted an amendment to the Company's bylaws pursuant to which the Company has elected not to be governed by Section 203. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

   15. Appraisal Rights

   General. Holders of record of Shares who do not vote in favor of the adoption of the Merger Agreement may, under certain circumstances and by following the procedure prescribed by Section 262 of the DGCL, exercise appraisal rights and receive cash for their Shares. Additionally, although KENETECH is incorporated in the State of Delaware, due to the residence of some of its stockholders and KENETECH's other contacts with the State of California, the provisions of the General Corporation Law of the State of California (the "CGCL") relating to the rights of dissenting stockholders in a merger may apply to the Merger. If California law so applies, pursuant to Chapter 13 of the CGCL ("Chapter 13"), KENETECH stockholders of record who do not vote for the adoption of the Merger Agreement and who comply with the requirements of Chapter 13 will have a right to demand payment for and appraisal of the "fair market value"of, their Shares. In either case, a dissenting stockholder must follow the appropriate procedures under the DGCL or the CGCL or suffer the termination or waiver of such rights.

   Any demand for appraisal or that KENETECH purchase your Shares or certificates for endorsement as dissenting Shares should be submitted, within the time periods described herein, to Secretary, KENETECH Corporation, 500 Sansome Street, Suite 410, San Francisco, CA 94111, (415) 398-3825.

   A copy of the relevant provisions of the DGCL and the CGCL is attached hereto as Schedule C to this Offer to Purchase. Any failure to comply strictly with the requirements of the Delaware of California provisions will result in termination of your appraisal or dissenters' rights. The summaries provided below do not purport to be complete and are qualified by reference to the applicable statutory provisions.

   Appraisal Rights under Delaware Law. If the Merger is completed, record holders of Shares who:

  . do not vote to adopt the Merger Agreement or consent to it in writing, and

  . do not tender their shares in the Offer and continuously hold their Shares through the Effective Time, and

  .  make a timely demand for appraisal, and

  .  otherwise comply with Section 262 of the DGCL,

will have the right to be paid the fair value of their Shares, as determined by the Delaware Court of Chancery. "Fair value" excludes any value arising from the accomplishment or expectation of the Merger, and includes a fair rate of interest, if any, as determined by the Court of Chancery.

   If KENETECH stockholders wish to exercise appraisal rights, such persons must deliver to KENETECH a timely written demand for appraisal of their Shares. A demand for appraisal will be sufficient if it reasonably informs KENETECH of the stockholder's identity and that the stockholder intends to demand appraisal of the stockholder's Shares. Each stockholder demanding appraisal must be the record holder of the Shares on the date the written demand for appraisal is made and, if the demand is submitted prior to the Effective Time, must continue to hold such Shares through the Effective Time.

   Within 60 days after the Effective Time, a stockholder may withdraw the demand for appraisal and accept the Merger Consideration, provided that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of KENETECH and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

   Within 120 days after the Effective Time, KENETECH, or any holder of Shares who complied with the requirements for perfecting appraisal rights, as summarized above, may file a petition with the Court of Chancery demanding a determination of the fair value of the Shares held by all dissenting stockholders who have perfected their appraisal rights. KENETECH is under no obligation to and has no present intention to file such a petition. Accordingly, it is the obligation of the holders of Common Stock to initiate all necessary action to perfect their appraisal rights in respect of such Shares within the time prescribed in Section 262 of the DGCL. Within 120 days after the Effective Time, any stockholder who has perfected appraisal rights may, by written request, require that KENETECH mail a statement setting forth the total number of holders of Shares that have perfected appraisal rights and the total number of Shares held by them.

   After determining which dissenting stockholders are entitled to appraisal, the Chancery Court will appraise the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders of Common Stock considering seeking appraisal should be aware that the fair value of their

Shares determined by Section 262 of the DGCL could be more or less than or the same as the consideration they would have received pursuant to the Merger if they did not seek appraisal of their Shares and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL.

   Section 262 of the DGCL requires that stockholders entitled to exercise appraisal rights be notified that such rights are available. The foregoing does not constitute such notice; rather such notice will be delivered at the appropriate time to the holders of Shares entitled to receive such notice and will set forth, among other things, the timing and other requirements for the submission of a written demand for appraisal.

   Dissenters' Rights under California Law. If California law applies, Chapter 13 of the CGCL provides that stockholders of KENETECH who comply with the procedures prescribed in Chapter 13 will have the right to exercise dissenters' rights and receive cash for the "fair market value" of their Shares.

   Dissenters' rights cannot be validly exercised by persons other than the record holders of the Shares, regardless of the beneficial ownership thereof. Persons who are beneficial owners of the Shares but whose Shares are held of record by another person, such as a broker, a bank or a nominee, should instruct the record holder to follow the procedure outlined below if they wish to dissent from the Merger with respect to any or all of their Shares.

   Under the CGCL, the stockholders eligible to dissent will be notified of the Merger or, if applicable, the stockholder approval of the Merger Agreement, and KENETECH will offer all such stockholders a cash price for their Shares that KENETECH considers to be the fair market value of the Shares on the day before the terms of the Merger were first announced, excluding any appreciation or depreciation because of the proposed Merger. The notice will also contain a brief description of the procedures to exercise their rights to have KENETECH purchase their Shares and will attach a copy of Chapter 13.

   A dissenting stockholder must submit to KENETECH or its transfer agent, within thirty (30) days after KENETECH mails to him or her the notice described above, certificates representing the dissenting Shares which he or she demands that KENETECH purchase, to be stamped or endorsed with a statement that the Shares are dissenting Shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed.

   Under the CGCL, a dissenting stockholder may not withdraw his or her demand for payment of the fair market value of the stockholder's dissenting Shares in cash unless KENETECH consents.

   Under Chapter 13, if KENETECH and a dissenting stockholder agree that the Shares are dissenting Shares and agree upon the price of such Shares, KENETECH, upon surrender of the certificates evidencing such Shares, will make payment of that amount (plus interest thereon from the date of such agreement) within thirty (30) days after such agreement or within thirty (30) days after the satisfaction of any statutory or contractual conditions, whichever is later. Any agreement fixing the fair market value of any dissenting Shares between a dissenting stockholder and KENETECH shall be filed with the Secretary of KENETECH.

   Under Chapter 13, if KENETECH denies that the Shares are dissenting Shares, or KENETECH and the dissenting stockholder fail to agree on the fair market value of the Shares, the dissenting stockholder may, within six (6) months after the date on which the notice described above was mailed to the stockholder, but not thereafter, file a complaint in the California Superior Court, requesting that such Court determine whether the Shares are dissenting Shares and the fair market value of such dissenting Shares. Under Chapter 13, the costs of the action will be assessed or apportioned as the Court considers equitable, but, if the appraised fair market value is determined to exceed the price offered to the stockholder by KENETECH, KENETECH will be required to pay the costs of the action and may be required to pay counsel fees.

   If any holder of Shares who demands appraisal under Chapter 13 fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in Chapter 13, the Shares of such holder will be converted into the

Merger consideration in accordance with the Merger Agreement. Stockholders of KENETECH considering whether to seek appraisal should also bear in mind that the fair market value of their Shares determined under Chapter 13 could be more than, the same as or less than the Per Share Amount.

   KENETECH reserves its rights to challenge the validity or applicability of any dissenters' proceeding commenced under Chapter 13.

   16. Fees and Expenses

   Estimated fees and expenses incurred or to be incurred by the Surviving Corporation are approximately as follows:

Advisory Fees and Expenses.......................................... $  400,000
Legal Fees and Expenses (1)......................................... $  600,000
Accounting Fees and Expenses........................................ $   50,000
Depositary and Paying Agent Fees and Expenses....................... $   20,000
Information Agent Fees and Expenses................................. $   10,000
Securities and Exchange Commission Filing Fee....................... $    7,000
Printing and Mailing Costs.......................................... $  300,000
Miscellaneous Expenses.............................................. $  113,000
                                                                     ----------
  Total............................................................. $1,500,000

--------
(1) Includes the estimated fees and expenses of counsel for KENETECH, the Special Committee, Parent, Purchaser and VAC.

   The Merger Agreement provides that KENETECH shall pay the filing, printing and mailing costs (but not any legal, advisory or other costs) directly incurred by Parent or Purchaser in connection with the preparation of the Offer Documents, whether or not the Offer and/or the Merger is consummated, provided, that KENETECH's aggregate obligation to pay such costs is limited to the lower of (i) fifty percent (50%) of such costs or (ii) $50,000.

   We have retained ChaseMellon Shareholder Services, L.L.C. as Depositary and MacKenzie Partners, Inc. as Information Agent in connection with the Offer. ChaseMellon Shareholder Services, L.L.C. and MacKenzie Partners, Inc. will receive customary compensation and reimbursement for reasonable out-of-pocket expenses, as well as indemnification against certain liabilities in connection with the Offer, including liabilities under applicable securities laws.

   Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies upon request for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

   17. Provisions For Unaffiliated Security Holders

   No provision has been made to grant unaffiliated stockholders of KENETECH access to the corporate files of KENETECH or any other party to the Merger Agreement or to obtain counsel or appraisal services at the expense of KENETECH or any such party.

   18. Miscellaneous

   The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

   We are not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

   Parent, Purchaser, VAC and Mr. Lerdal have filed with the Commission the Schedule TO (including exhibits) pursuant to Sections 13(e) and 14(d) (1) of the Exchange Act and Rules 13(e) and 14(d) (3) thereunder, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. in the manner set forth in Section 8 with respect to information concerning KENETECH.

   During the last five years, none of the Purchaser, Parent, VAC, or to the best of their knowledge, any of the persons listed in Schedule A to this Offer to Purchase, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   During the last five years, neither KENETECH nor, to the best of its knowledge, any of the persons listed in Schedule B to this Offer to Purchase, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   No person has been authorized to give any information or make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                    KC MERGER CORP.

November 6, 2000

                                                                        ANNEX A

October 25, 2000

Special Committee of the Board of Directors
Kenetech Corporation
500 Sansome Street
San Francisco, CA 94111

Dear Special Committee Members:

   We understand that KC Holding Corporation ("KCH" hereinafter) proposes to cause KC Merger Corp. ("KCM" hereinafter), a direct wholly-owned subsidiary of KCH, to make a tender offer (the "Offer") to purchase any and all of the shares of common stock of Kenetech Corporation (the "Company" or "Kenetech" hereinafter), together with its associated rights attached thereto issued pursuant to the Rights Agreement (collectively, the "Shares"), at a purchase price of $1.04 per Share, (the "Offer Price"), net to the seller in cash, without interest thereon. Pursuant to the draft Agreement and Plan of Merger dated October 25, 2000 (the "Merger Agreement" hereinafter) among KCH, KCM and Kenetech, KCM will merge with and into Kenetech. Following the merger, the separate corporate existence of KCM will cease and Kenetech shall continue as the surviving corporation. Mark Lerdal, the President, Chief Executive Officer and Director of Kenetech ("Nonvoting Director"), has entered into a subscription and contribution agreement with KCH and KCM pursuant to which the Nonvoting Director agreed to contribute his shares of the Company to KCH in exchange for capital stock of KCH. Such transaction and all related transactions are referred to collectively herein as the "Transaction".

   You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

   In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

   1. reviewed the Company's annual reports to shareholders on Form 10-K for the fiscal years ended 1995 through 1999, the quarterly reports on Form 10-Q for the two quarters ended June 30, 2000 and the Company financial statements for the period ended September 30, 2000, which Company's management has identified as being the most current financial statements available;

   2. met with certain members of the Company management, auditors and tax advisors, and Astoria Energy, LLC to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

   3. discussed the operations, financial condition, future prospects and projected operations and performance of the companies in which Kenetech has invested ("Company Investments") with Company management and certain members of the senior management of the Company Investments;

   4. reviewed the Merger Agreement and the letter from the Company dated October 25, 2000 ("Company Letter");

   5. reviewed financial statements and forecasts and projections for certain of the Company Investments;

   6. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

   7. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company and the Company Investments;

   8. reviewed various documents relating to the Company and the Company's Investments;

Special Committee of the Board of Directors
Kenetech Corporation
October 25, 2000

   9. reviewed various documents provided by counsel to the Special Committee relating to the cause of action filed in the Delaware Court of Chancery styled Kohls v. Duthie et al. and relied on the views expressed by counsel to the Special Committee with respect to it; and

  10. conducted such other studies, analyses and inquiries as we have deemed appropriate.

   We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and the Company Investments, where applicable, and that, except to the extent provided for in the Company Letter, there has been no material change in the assets, financial condition, business or prospects of the Company and Company Investments, where applicable, since the date of the most recent financial statements made available to us. We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and the Company Investments and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties, assets or liabilities of the Company and the Company Investments. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

   Houlihan Lokey's conclusions stated herein are directed to the Special Committee and the Board of Directors, address only the fairness of the consideration to be received by the stockholders (except Mr. Mark D. Lerdal) in the Transaction and do not address the relative merits of the Transaction, any other matter provided for or contemplated by the Merger Agreement or any other transaction that may have been available as an alternative to the Transaction whether or not any such alternative could be or could have been achieved, or the terms upon which any such alternative transaction could be or could have been achieved. Further, this opinion addresses only issues related to the fairness, from a financial point of view to the stockholders (except Mr. Mark D. Lerdal), of the price for the sale of common stock, and we do not express any views on any other terms of the Merger Agreement, or any other agreement. In addition, we have assumed that in the course of obtaining the necessary regulatory and third party consents for the Transaction, no delay or restrictions will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

   Our conclusions stated herein do not constitute a recommendation to the Special Committee, the Board of Directors or stockholders as to whether the stockholders should tender their shares of common stock in the Offer or how the Special Committee, the Board of Directors or the stockholders should vote with respect to any matter relating to the Transaction, and do not address the underlying business decisions of the Board and the Special Committee to enter into the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

   All valuation methodologies that estimate the net worth of an enterprise on a going-concern basis are predicated on numerous assumptions pertaining to prospective economic and operating conditions. Unanticipated events and circumstances may occur and actual results may vary from those assumed. The variations may be material.

   We examined the valuation of the Company on a going-concern basis, meaning that the underlying assets of a business entity are presumed to attain their highest values in continued operation and that liquidation of said assets would likely diminish the value of the whole to the shareholders and creditors.

   Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the stockholders (except Mr. Mark D. Lerdal) of the Company in connection with the Transaction is fair to them from a financial point of view.

Special Committee of the Board of Directors
Kenetech Corporation
October 25, 2000

   The Opinion is furnished solely to the Special Committee, the Board of Directors, and the Company. The Opinion may be relied upon only by the Special Committee and the Board of Directors and may not be relied upon by any other person, may not be quoted, referred to or reproduced at any time, in any matter or for any other purpose without our express, prior, written consent, which consent will not be unreasonably withheld (except that it may be filed in total by the Company as required under applicable federal securities laws). The Opinion is delivered to the Special Committee subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and in our engagement letter dated August 24, 2000, and subject to the understanding that the obligations of Houlihan Lokey in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates. Houlihan Lokey has been retained on behalf of the Special Committee, and has delivered the Opinion to the Special Committee and also to the other members of the Board of Directors. Houlihan Lokey's Opinion will not be used for any other purpose other than in connection with the Transaction.

                                          Houlihan Lokey Howard & Zukin
                                           Financial Advisors, Inc.

                                  SCHEDULE A

           Certain Information Concerning Purchaser, Parent, and VAC

   Purchaser. Purchaser is a Delaware corporation incorporated on October 23, 2000 at the direction of VAC for the purpose of engaging in the transactions set forth in the Merger Agreement, and is not engaged in any other business activities. All of the outstanding capital stock of Purchaser is owned by Parent.

   Parent. Parent is a Delaware corporation incorporated on October 23, 2000 at the direction of VAC for the purpose of engaging in the transactions set forth in the Merger Agreement, and is not engaged in any other business activities.

   Set forth below are the names of each director and executive officer of Purchaser and Parent. The business address of each such person is c/o ValueAct Capital Partners, L.P., One Maritime Plaza, Suite 1400, San Francisco, CA 94111. Each such person is a citizen of the United States and, unless otherwise indicated, has held his present position as set forth below since or subsequent to Purchaser's and Parent's incorporation.

Name and Current Business
Address                                  Present Principal Position
-------------------------                --------------------------
Peter H. Kamin................ President and Director of Purchaser;
                               President and Director of Parent

Jeffrey W. Ubben.............. Secretary, Treasurer and Director of Purchaser;
                               Secretary Treasurer and Director of Parent

   ValueAct Capital Partners, L.P. VAC was formed by VA Partners, L.L.C., its sole general partner (the "General Partner"), in 2000 for the purpose of making active strategic-block value investments in a limited number of small-capitalization companies and then working with management to improve the value of those companies. The founding members of the General Partner are Jeffrey W. Ubben, Peter H. Kamin, and George F. Hamel, Jr., and the business address of each such person is c/o ValueAct Capital Partners, L.P., One Maritime Plaza, Suite 1400, San Francisco, CA 94111. Each founding member is a citizen of the United States.

   Set forth below is a brief description of each of the founding member's material employment history:

     Jeffrey W. Ubben, 39, Managing Member of the General Partner. Prior to founding the General Partner, Mr. Ubben was a Managing Partner at BLUM Capital Partners, L.P. for more than five years. Previously, Mr. Ubben spent eight years at Fidelity Management and Research. Mr. Ubben currently serves as a director of Playtex Products.

     Peter H. Kamin, 38, Member of the General Partner. Prior to founding the General Partner, Mr. Kamin founded and managed Peak Investment, L.P. for eight years. Previously, Mr. Kamin was a Partner with Morningside, N.A., Ltd. Mr. Kamin currently serves as a director of Insurance Auto Auctions, Inc. and TFC Enterprises, Inc.

     George F. Hamel, Jr., 43, Member of the General Partner. Prior to founding the General Partner, Mr. Hamel was a Partner at BLUM Capital Partners, L.P. for more than four years. Previously, Mr. Hamel was a partner in the investment management firm of Private Capital Management, Inc.

                                  SCHEDULE B

   Certain Information Concerning Members of the Board of Directors and the
                        Executive Officers of KENETECH

   Set forth below are the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of KENETECH. Each such person is a citizen of the United States. The business address of each is c/o KENETECH Corporation, 500 Sansome Street, Suite 410, San Francisco, CA 94111, (415) 398-3825.

     Mark D. Lerdal, 41, President, Chief Executive Officer and Director. Mr. Lerdal has served as a Director of KENETECH since March 1996 and as Chief Executive Officer and President since April 1996. He was elected as Chairman of the Board of Directors in August 1999. He served as Vice President and General Counsel of KENETECH from April 1992 through March 1996.

     Charles Christenson, 70, Director. Dr. Christenson has served as a Director of KENETECH since 1980. Dr. Christenson is the Royal Little Professor of Business Administration, Emeritus, at the Harvard University Graduate School of Business Administration.

     Gerald R. Morgan, Jr., 37, Director. Mr. Morgan has served as a Director of KENETECH since August 1999. He is the Chief Operating Officer of Francisco Partners, L.P. Previously, Mr. Morgan served in various capacities for Security Capital Group and affiliates, and as Chief Financial Officer for Security Capital European Realty.

     Michael D. Winn, 37, Director. Mr. Winn has served as a Director of KENETECH since November 1999. He is the President and Director of Terrasearch Inc. He is also a Director and Officer of Sanu Resources Inc., and a Manager of MDW Associates, LLC. Prior to forming Terrasearch Inc., Mr. Winn was a financial analyst for a Southern California based brokerage firm.

     Andrew M. Langtry, 38, Corporate Controller and Chief Accounting Officer. Mr. Langtry has served as Corporate Controller and Chief Accounting Officer of KENETECH since March 2000. Previously, he served in KENETECH's tax department since 1993.

     Dianne P. Urhausen, 42, Vice President, General Counsel and Corporate Secretary. Ms. Urhausen has served as Vice President, Corporate Secretary, and General Counsel of KENETECH since August 1998. She served as Administrative Counsel and Corporate Secretary from August 1995 to August 1998.

   The following table sets forth information regarding the beneficial ownership of shares of Common Stock as of October 20, 2000 for the directors and executive officers of KENETECH. The percentages are calculated based on 31,970,164 Shares of Common Stock outstanding on October 20, 2000.

                              Number of Shares of Common Percent of Common Stock
 Name                          Stock Beneficially Owned    Beneficially Owned
 ----                         -------------------------- -----------------------
Mark D. Lerdal...............         11,365,458                  35.5%
Charles Christenson(1).......             67,000                     *
Gerald R. Morgan, Jr.........            170,000                     *
Michael D. Winn..............             50,000                     *
Andrew M. Langtry............                  0                     *
Dianne P. Urhausen...........             35,000                     *

--------
* less than one percent
(1) Includes 47,000 Shares issuable upon the exercise of options currently exercisable or exercisable within 60 days following October 20, 2000.

                              Purchase of Shares

   The following table indicates with respect to any purchase of KENETECH stock made by KENETECH since January 1, 1998, the range of prices paid for such stock, the amount of shares purchased and the average purchase price for such shares for each quarterly period since January 1, 1998:

                                                   Amount of            Average
                                                    Shares    Range of  Purchase
Quarterly Period                                   Purchased   Prices    Price
----------------                                   --------- ---------- --------
9/30/99-12/31/99..................................   401,200 $0.60-0.67  $0.66
1/1/00-3/31/00.................................... 1,657,800  0.56-0.70   0.65
3/31/00-6/30/00................................... 6,929,454  0.52-0.80   0.80
7/1/00-9/30/00....................................   960,600       0.85   0.85

                                                                     Schedule C
                                 DELAWARE CODE

                                  SECTION 262

                               APPRAISAL RIGHTS

   Section 262. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection
(d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

       a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

       b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

       c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

       d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each consitutent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constitutent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the court of Chancery demanding a determination of the value of the stock of all such stockholders.

   Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                         CALIFORNIA CORPORATIONS CODE

                              SECTIONS 1300-1304

                               DISSENTERS RIGHTS

   Section 1300. (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and
(b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

   (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

     (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or
  (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

     (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
  (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
  (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

     (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

     (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

   (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

   Section 1301. (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

   (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

   (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

   Section 1302. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

   Section 1303. (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

   (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

   Section 1304. (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

   (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

   (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

                                                                      Schedule D





                          Agreement and Plan of Merger

                                     among

                            KC HOLDING CORPORATION,

                                KC MERGER CORP.,

                                      and

                              KENETECH CORPORATION

                          Dated as of October 25, 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 ARTICLE I THE OFFER.......................................................  D-2
    Section 1.1  The Offer................................................   D-2
    Section 1.2  Company Actions..........................................   D-3

 ARTICLE II THE MERGER.....................................................  D-4
    Section 2.1  The Merger...............................................   D-4
    Section 2.2  Effective Time...........................................   D-4
    Section 2.3  Effects of the Merger....................................   D-4
    Section 2.4  Charter and Bylaws; Directors and Officers...............   D-5
    Section 2.5  Conversion of Securities.................................   D-5
    Section 2.6  Exchange of Certificates.................................   D-5
    Section 2.7  Merger Without Meeting of Stockholders...................   D-7
    Section 2.8  Further Assurances.......................................   D-7
    Section 2.9  Closing..................................................   D-7

 ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB..............  D-7
    Section 3.1  Organization.............................................   D-7
    Section 3.2  Authority................................................   D-8
    Section 3.3  Consents and Approvals; No Violations....................   D-8
    Section 3.4  Information Supplied.....................................   D-9
    Section 3.5  Ownership of Shares......................................   D-9
    Section 3.6  Interim Operations.......................................   D-9
    Section 3.7  Brokers..................................................   D-9
    Section 3.8  Litigation...............................................   D-9
    Section 3.9  Financing................................................   D-9
    Section 3.10 Assets and Revenues......................................   D-9

 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY.................. D-10
    Section 4.1  Organization, Standing and Power.........................  D-10
    Section 4.2  Charter Documents and Bylaws.............................  D-10
    Section 4.3  Capital Structure........................................  D-10
    Section 4.4  Authority................................................  D-11
    Section 4.5  Consents and Approvals; No Violation.....................  D-12
    Section 4.6  SEC Documents and Other Reports; Financial Statements....  D-12
    Section 4.7  Information Supplied.....................................  D-13
    Section 4.8  Absence of Certain Changes or Events.....................  D-14
    Section 4.9  Permits and Compliance...................................  D-14
    Section 4.10 Tax Matters..............................................  D-15
    Section 4.11 Actions and Proceedings..................................  D-16
    Section 4.12 Certain Agreements.......................................  D-16
    Section 4.13 ERISA; Employee Benefit Plans............................  D-17
    Section 4.14 Intellectual Property....................................  D-18
    Section 4.15 Material Contracts.......................................  D-18
    Section 4.16 Environmental Matters....................................  D-19
    Section 4.17 Title to Assets..........................................  D-20
    Section 4.18 State Takeover Statutes..................................  D-20
    Section 4.19 Required Vote of Company Stockholders....................  D-20
    Section 4.20 Brokers..................................................  D-20
    Section 4.21 Fairness Opinion.........................................  D-20
    Section 4.22 Insurance Policies.......................................  D-20
    Section 4.23 Transactions With Affiliates.............................  D-21
    Section 4.24 Investment Company Status................................  D-21

                                                                           Page
                                                                           ----
 ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS...................... D-21
    Section 5.1  Conduct of Business by the Company Pending the Merger...  D-21
    Section 5.2  No Solicitation.........................................  D-22

 ARTICLE VI ADDITIONAL AGREEMENTS......................................... D-24
    Section 6.1  Stockholders Meeting....................................  D-24
    Section 6.2  Access to Information...................................  D-25
    Section 6.3  Directors...............................................  D-25
    Section 6.4  Company Stock Options...................................  D-26
    Section 6.5  Warrants................................................  D-26
    Section 6.6  Reasonable Best Efforts.................................  D-27
    Section 6.7  Public Announcements....................................  D-27
    Section 6.8  State Takeover Laws.....................................  D-27
    Section 6.9  Indemnification; Directors and Officers Insurance.......  D-27
    Section 6.10 Notification of Certain Matters.........................  D-28
    Section 6.11 Retention and Incentive Plan; Certain Benefits..........  D-28
    Section 6.12 Stockholder Litigation..................................  D-28
    Section 6.13 Company SEC Documents...................................  D-29
    Section 6.14 Voting Agreement........................................  D-29

 ARTICLE VII CONDITIONS PRECEDENT TO THE MERGER........................... D-29
                 Conditions to Each Party's Obligation to Effect the
    Section 7.1  Merger..................................................  D-29

 ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER........................... D-29
    Section 8.1  Termination.............................................  D-29
    Section 8.2  Effect of Termination...................................  D-30
    Section 8.3  Fees and Expenses.......................................  D-30
    Section 8.4  Amendment...............................................  D-31
    Section 8.5  Waiver..................................................  D-31

 ARTICLE IX GENERAL PROVISIONS............................................ D-32
    Section 9.1  Non-Survival of Representations and Warranties..........  D-32
    Section 9.2  Notices.................................................  D-32
    Section 9.3  Interpretation; Certain Definitions.....................  D-32
    Section 9.4  Counterparts............................................  D-33
    Section 9.5  Entire Agreement; Third-Party Beneficiaries.............  D-34
    Section 9.6  Governing Law...........................................  D-34
    Section 9.7  Assignment..............................................  D-34
    Section 9.8  Severability............................................  D-34
    Section 9.9  Enforcement of this Agreement...........................  D-34
    Section 9.10 Construction............................................  D-34

                                    EXHIBITS

 A   Conditions of the Offer.............................                   D-36
 B   Form of Press Release...............................                   D-38

                                   SCHEDULES

 1   Form of Amended Company Charter.....................  Intentionally Omitted
 2   Form of Amended Company Bylaws......................  Intentionally Omitted

                          AGEEMENT AND PLAN OF MERGER

   AGREEMENT AND PLAN OF MERGER, dated as of October 25, 2000 (this ("Agreement"), among KC Holding Corporation, a Delaware corporation ("Parent"), KC Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub"), and Kenetech Corporation, a Delaware corporation (the "Company") (Sub and the Company being hereinafter collectively referred to as the "Constituent Corporations").

                                  WITNESSETH:

   WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth herein;

   WHEREAS, in furtherance of such acquisition, Parent proposes to cause Sub to make a tender offer (as it may be amended from time to time to the extent permitted under this Agreement, the "Offer") to purchase any and all of the shares of Common Stock, par value $.0001 per share, of the Company, together with the associated rights attached thereto (the "Rights") issued pursuant to the Rights Agreement (as defined herein) (collectively, the "Shares"), at a purchase price of $1.04 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Agreement;

   WHEREAS, following the purchase of Shares pursuant to the Offer, upon the terms and subject to the conditions set forth herein, Sub will be merged with and into the Company (the "Merger"), whereby each issued and outstanding Share not owned directly or indirectly by Parent or the Company will be converted into the right to receive the price per Share paid in the Offer;

   WHEREAS, on October 24, 2000, Mark D. Lerdal, the President, Chief Executive Officer and a Director of the Company (the "Nonvoting Director"), entered into a subscription and contribution agreement (the "Contribution Agreement") with Parent and Sub, a copy of which has been delivered to the Company, pursuant to which the Nonvoting Director has, among other things, agreed to contribute his Shares to Parent in exchange for shares of the capital stock of Parent;

   WHEREAS, as an inducement and a condition to Parent and Sub entering into this Agreement, contemporaneously with the execution and delivery of this Agreement, the Nonvoting Director has entered into a Voting Agreement with Parent and Sub (the "Voting Agreement") pursuant to which the Nonvoting Director has, among other things, (x) agreed not to tender his Shares in the Offer and (y) granted to Parent a proxy with respect to the voting of such Shares, in each case upon the terms and subject to the conditions set forth in the Voting Agreement;

   WHEREAS, a special committee of the Board of Directors of the Company, comprised solely of directors unaffiliated with the Nonvoting Director (the "Special Committee"), has determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, and has recommended that the Board of Directors of the Company approve and declare advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger; and

   WHEREAS, the Board of Directors of the Company, based on the recommendation of the Special Committee, has (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and (iii) recommended that the holders of Shares tender their Shares in the Offer and, if applicable, approve and adopt this Agreement in all respects;

   NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

                                   ARTICLE I

                                   THE OFFER

   Section 1.1 The Offer.

     (a) Subject to the provisions of this Agreement, as promptly as practicable (but in no event later than ten (10) business days) following execution hereof, Sub shall, and Parent shall cause Sub to, commence, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "Exchange Act"), the Offer. The obligation of Sub to, and of Parent to cause Sub to, commence the Offer and accept for payment, and pay for, any Shares tendered pursuant to the Offer shall be subject only to the conditions set forth in the attached Exhibit A (the "Offer Conditions"), any of which may be waived in whole or in part by Sub in its sole discretion, except that Sub shall not waive the Minimum Condition (as defined in Exhibit A) without the written consent of the Company (which shall not be unreasonably withheld). Sub expressly reserves the right to modify the terms of the Offer, except that, without the consent of the Company, Sub shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) impose any other conditions to the Offer other than the Offer Conditions or modify the Offer Conditions (other than to waive any Offer Conditions to the extent permitted by this Agreement), (iv) except as provided in Sections 1.1(b) and (c), extend the Offer, (v) change the form of consideration payable in the Offer, or (vi) amend any other term of the Offer in a manner adverse to the holders of Shares.

     (b) Subject to the terms and conditions hereof, the Offer shall expire at midnight, New York City time, on the date that is the later of (i) twenty (20) business days after the date the Offer is commenced, and (ii) thirty (30) business days after the date of the press release referenced in the proviso to Section 6.7; provided, that Sub may, without the consent of the Company, (y) extend the Offer, if at the scheduled or extended expiration date of the Offer any of the Offer Conditions shall not be satisfied or waived, until such time as such conditions are satisfied or waived, and (z) extend the Offer for any period reasonably determined by Sub after consultation with its legal advisors to be required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer, subject in each case to any right of the Company to terminate this Agreement pursuant to the terms hereof.

     (c) If, at any scheduled expiration date of the Offer, the Minimum Condition (as defined in Exhibit A) or any of the conditions set forth in paragraphs (a), (c), (e), (f), (g) or (h) of Exhibit A shall not have been satisfied, but at such scheduled expiration date all the conditions set forth in paragraphs (b), (d) and (i) of Exhibit A shall then be satisfied, or, if not then satisfied, are reasonably capable of being satisfied prior to December 27, 2000, at the request of the Company (confirmed in writing), Sub shall extend the Offer from time to time, subject to any right of Parent, Sub or the Company to terminate this Agreement pursuant to the terms hereof.

     (d) Subject only to the Offer Conditions and so long as this Agreement has not been terminated in accordance with its terms, Sub shall, and Parent shall cause Sub to, accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable (and in any event within five (5) business days) after the expiration of the Offer, and in any event in compliance with the obligations respecting prompt payment pursuant to Rule 14e-1(c) under the Exchange Act.

     (e) As soon as reasonably practicable on the date of commencement of the Offer, Parent and Sub shall file with the SEC (i) a Tender Offer Statement on Schedule TO (the "Schedule TO") with respect to the Offer, which shall contain as an exhibit or incorporate by reference an offer to purchase and a related letter of transmittal and, if required to commence the Offer, a summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "Offer Documents"), and (ii) jointly, with the Company, a Transaction Statement on Schedule 13E-3 (the "Rule 13E-3 Statement"). Parent and Sub shall cause the Offer Documents to be disseminated to holders of Shares as and to the extent required by applicable federal securities laws. Parent shall ensure that the Offer Documents and the Rule 13E-3 Statement comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and, if applicable, the date first published, sent or given to the holders of the Shares, do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Parent or Sub with respect to any information supplied by the Company in writing for inclusion in the Offer Documents or the Rule 13E-3 Statement. Parent, Sub and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents or the Rule 13E-3 Statement if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Sub further agree to take all steps necessary to cause the Offer Documents and the Rule 13E-3 Statement as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.

     (f) The Company and its counsel shall be given reasonable opportunity to review and comment upon the Offer Documents and the Rule 13E-3 Statement prior to their filing with the SEC or, if applicable, dissemination to the stockholders of the Company. Parent and Sub shall provide the Company and its counsel any comments Parent, Sub or their counsel may receive from the SEC or its staff (orally or in writing) with respect to the Offer Documents and the Rule 13E-3 Statement promptly after the receipt of such comments. The Company shall cooperate with Parent and its counsel in responding to any such comments. Unless there is a reasonable basis for the Company to object, the Company agrees to execute the Rule 13E-3 Statement as prepared by Parent or Sub.

     (g) Parent shall provide or cause to be provided to Sub on a timely basis the funds necessary to accept for payment, and pay for, any Shares that Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer.

     (h) Parent or Sub shall engage an information agent in connection with the Offer.

   Section 1.2 Company Actions.

     (a) The Company hereby approves of and consents to the Offer. The Company represents and warrants that the Board of Directors of the Company, at a meeting duly called and held, duly adopted, based on the recommendation of the Special Committee and by unanimous vote of all directors (with the exception of the Nonvoting Director, who abstained from such vote), resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring the advisability of this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and
  (iii) recommending that the holders of Shares tender their Shares in the Offer and, if applicable, approve and adopt this Agreement in all respects. The Company further represents and warrants that the Board of Directors has taken all action necessary to render the Rights Agreement inapplicable to the Offer, the Merger and the other transactions contemplated hereby.

     (b) On or as soon as practicable after the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the "Schedule 14D-9") containing (unless the Special Committee or the Board of Directors of the Company, after consultation with its independent legal counsel, determines in good faith that such action would be inconsistent with its fiduciary duties to Company stockholders under applicable law) the recommendation described in Section 1.2(a) and a copy of the opinion referenced in Section 4.21, and the Company shall cause the Schedule 14D-9 to be disseminated to holders of Shares as and to the extent required by applicable federal securities laws. The Company shall ensure that the
  Schedule 14D-9 complies in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and the date first published, sent or given to the holders of Shares, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading, except that no representation is made by the Company with respect to any information supplied by Parent or Sub for inclusion in the Schedule 14D-9. Each of the Company, Parent and Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the
  Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Board of Directors shall not withdraw or modify its recommendation that holders of the Shares accept the Offer, except to the extent that the Special Committee or the Board of Directors, after consultation with its independent legal counsel, determines in good faith that failure to take such action is inconsistent with its fiduciary duties to the Company's stockholders under applicable law.

     (c) Parent and its counsel shall be given reasonable opportunity to review and comment upon the Schedule 14D-9 prior to its filing with the SEC or dissemination to stockholders of the Company. The Company shall provide Parent and its counsel any comments the Company or its counsel may receive from the SEC or its staff (orally or in writing) with respect to the
  Schedule 14D-9 promptly after the receipt of such comments. Parent and Sub shall cooperate with the Company and its counsel in responding to any such comments.

     (d) In connection with the Offer and the Merger, the Company shall instruct its transfer agent or agents to furnish Sub promptly upon request with mailing labels containing the names and addresses of the record holders of Shares as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of any other information in the Company's possession or control, as Parent may reasonably request, and, to the extent reasonably available to the Company, regarding the beneficial owners of Shares and any securities convertible into Shares, and shall furnish to Sub such information and assistance as Parent may reasonably request in communicating the Offer to the Company's stockholders. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Sub shall, and shall cause their agents to, hold in confidence the information contained in any such labels, listings and files, use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, upon request, deliver to the Company all copies of such information then in their possession or control.

                                  ARTICLE II

                                  THE MERGER

   Section 2.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL"), Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL.

   Section 2.2 Effective Time. The Merger shall become effective when the certificate of merger or, if applicable, the certificate of ownership and merger (each, the "Certificate of Merger"), executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware. When used in this Agreement, the term "Effective Time" shall mean the date and time at which the Certificate of Merger is so filed or such later date and time as may be agreed to by the parties hereto and specified therein. The filing of the Certificate of Merger shall be made on the date of the Closing (as defined in Section 2.9).

   Section 2.3 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

   Section 2.4 Charter and Bylaws; Directors and Officers.

     (a) At the Effective Time, the Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time (the "Company Charter"), shall be amended in its entirety to be in the form as set forth in Schedule 1 hereto. At the Effective Time, the Restated Bylaws of the Company, as in effect immediately prior to the Effective Time (the "Company Bylaws"), shall be amended in their entirety to be in the form as set forth in Schedule 2 hereto.

     (b) The directors of Sub at the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

   Section 2.5 Conversion of Securities.

     (a) As of the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any securities of the Constituent Corporations:

       (i) Each issued and outstanding share of common stock, par value $.01 per share, of Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

       (ii) All Shares that are held in the treasury of the Company or by any wholly-owned Subsidiary of the Company and any Shares owned by Parent or by any wholly-owned Subsidiary of Parent shall be canceled and no consideration shall be delivered in exchange therefor.

       (iii) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with Section 2.5(a)(ii) and other than Dissenting Shares (as defined in Section 2.5(a)(iv)) shall be converted into the right to receive from the Surviving Corporation in cash, without interest, the per share price paid for Shares in the Offer (the "Merger Consideration"). All such Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

       (iv) Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by holders who properly exercise appraisal rights with respect thereto in accordance with Section 262 of the DGCL (the "Dissenting Shares") will not be converted into the right to receive the Merger Consideration, and holders of such Shares will be entitled to receive payment of the appraised value of such Shares in accordance with the provisions of such Section 262 unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Shares will thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration, without any interest thereon. The Company will give Parent (i) prompt notice of any demands received by the Company for appraisal of Shares and (ii) the opportunity to participate in all negotiations and proceedings with respect to demand for payment for Dissenting Shares. The Company will not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

     (b) Each Company Stock Option (as hereinafter defined) and each Warrant (as hereinafter defined) shall be treated in accordance with Section 6.4 and Section 6.5, respectively.

   Section 2.6 Exchange of Certificates.

     (a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as paying agent in the Merger (the "Paying Agent"). From time to time on, prior to or after the Effective Time, Parent shall make available, or cause the Surviving Corporation to make available, to the Paying Agent cash in amounts and at the times necessary for the payment of the Merger Consideration pursuant to Section 2.5. Any and all interest earned on funds made available to the Paying Agent pursuant to this Agreement shall be paid over to Parent.

     (b) Exchange Procedure. As soon as reasonably practicable (and in any event within five (5) business days) after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented Shares (the "Certificates"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent and the Company may reasonably agree prior to the purchase of Shares pursuant to the Offer) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the Shares theretofore represented by such Certificate shall have been converted into the right to receive pursuant to Section 2.5, and the Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.6, each Certificate (other than Certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 2.5. No interest or dividends will be paid or will accrue on the cash payable upon the surrender of any Certificate.

     (c) Transfers. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

     (d) Withholding. Parent or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as Parent or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code (as hereinafter defined) or under any provisions of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made by Parent or the Paying Agent.

     (e) No Further Ownership Rights in Shares. All cash paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

     (f) Termination of Payment Fund. Any portion of the funds made available to the Paying Agent to pay the Merger Consideration which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article II and the instructions set forth in the letter of transmittal mailed to such holders after the Effective Time shall thereafter look only to Parent for payment of the Merger Consideration to which they are entitled.

     (g) No Liability. None of Parent, Sub, the Company or the Paying Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any payment pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity (as hereinafter defined)), the cash payment in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.

     (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such person of a bond, in such reasonable amount as Parent or the Paying Agent may direct as indemnity against any claim that may be made against them with respect to such Certificate, the Paying Agent will pay such lost, stolen or destroyed Certificate the amount of cash to which the holders thereof are entitled pursuant to Section 2.5.

   Section 2.7 Merger Without Meeting of Stockholders. Parent and Sub shall use their reasonable best efforts to cause the Nonvoting Director to transfer to Parent all Shares owned by the Nonvoting Director in accordance with and subject to the terms of the Contribution Agreement. If, following such transfer by the Nonvoting Director and the purchase of Shares pursuant to the Offer, Sub, Parent, ValueAct Capital Partners, L.P., a Delaware limited partnership ("VAC"), or any other entity controlled by VAC collectively shall own at least ninety percent (90%) of the outstanding Shares, Parent and Sub shall promptly take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after expiration of the Offer without a meeting of stockholders of the Company, in accordance with
Section 253 of the DGCL. If the Merger is effected in accordance with Section 253 of the DGCL, then all effects and terms of Sections 2.1 through 2.6 of this Article II will be applied to such Merger, as applicable.

   Section 2.8 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

   Section 2.9 Closing. The closing of the Merger (the "Closing") and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, California, 94105, at 10:00 a.m., local time, no later than the second business day following the day on which the last of the conditions set forth in Article VII shall have been fulfilled or waived (if permissible), or at such other time and place as Parent and the Company shall agree.

                                  ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

   Parent and Sub jointly and severally represent and warrant to the Company as follows:

   Section 3.1 Organization. Parent and Sub are each a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Sub has the corporate power and authority to carry on its business as now being conducted. Each of Parent and Sub is duly qualified to do business, and in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on Parent or Sub.

   Section 3.2 Authority.

     (a) The respective Board of Directors of Parent and Sub have each approved this Agreement and declared its advisability in accordance with the DGCL.

     (b) Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Sub of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action (including Board action) on the part of Parent and Sub, subject to the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered by Parent and Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company and the validity and binding effect of this Agreement on the Company) constitutes the valid and binding obligation of each of Parent and Sub, enforceable against them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

   Section 3.3 Consents and Approvals; No Violations.

     (a) Assuming that all consents, approvals, authorizations and other actions described in this Section 3.3 have been obtained and all filings and obligations described in this Section 3.3 have been made, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of or default (with or without notice or lapse of time, or both) under, give to others a right of termination, cancellation or acceleration of any obligation under, result in the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of:

       (i) the Certificate of Incorporation or Bylaws of Parent and Sub, each as amended to date,

       (ii) any provision of the comparable charter or organization documents of any of Parent's Subsidiaries,

       (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent or any of its Subsidiaries, or

       (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets,

  other than, in the case of clauses (ii), (iii) or (iv), any such violations, defaults, rights, losses, liens, security interests, charges or encumbrances that would not reasonably be expected to have a Material Adverse Effect on Parent or Sub.

     (b) No filing or registration with, or authorization, consent or approval of, any United States (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a "Governmental Entity") is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Sub or is necessary for the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement, except:

       (i) in connection, or in compliance, with the provisions of the Exchange Act,

       (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business,

       (iii) such filings, authorizations, orders and approvals as may be required by state takeover laws (the "State Takeover Approvals"),

       (iv) applicable requirements, if any, of state securities or "blue sky" laws ("Blue Sky Laws"), and

       (v) such other consents, orders, authorizations, registrations, approvals, declarations and filings the failure of which to be obtained or made would not reasonably be expected to have a Material Adverse Effect on Parent or Sub.

   Section 3.4 Information Supplied. None of the information supplied or to be supplied by VAC, Parent or Sub in writing specifically for inclusion or incorporation by reference in (i) the Offer Documents, (ii) the Rule 13E-3 Statement, (iii) the Schedule 14D-9, (iv) the information to be filed by the Company in connection with the Offer pursuant to Rule 14f-1 promulgated under the Exchange Act (the "Information Statement") or (v) the proxy statement (together with any amendments or supplements thereto, the "Proxy Statement") relating to the Stockholder Meeting (as defined in Section 6.1) will (a) in the case of the Offer Documents, the Rule 13E-3 Statement, the Schedule 14D-9 and the Information Statement, at the respective times the Offer Documents, the Rule 13E-3 Statement, the Schedule 14D-9 and the Information Statement are filed with the SEC or, if applicable, first published, sent or given to the Company's stockholders, or (b) in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company's stockholders or at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

   Section 3.5 Ownership of Shares. Except as contemplated by this Agreement, VAC and its affiliates do not own any Shares.

   Section 3.6 Interim Operations. Parent and Sub were formed solely for the purpose of engaging in the transactions contemplated hereby, have not engaged in any other business activities and have conducted their operations only as contemplated hereby. All of the issued and outstanding capital stock of Sub is owned by Parent. All of the issued and outstanding capital stock of Parent is owned by VAC.

   Section 3.7 Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of VAC, Parent or Sub.

   Section 3.8 Litigation. There is no (i) claim, action, suit or proceeding pending or, to the best knowledge of Parent and Sub, threatened against Parent or Sub before any court, arbitrator or Governmental Authority, or (ii) outstanding judgment, order, writ, injunction or decree of any court, arbitrator or Governmental Authority in a proceeding to which Parent or Sub or any of their respective assets is subject, except such as would not materially impair the ability of Parent or Sub to perform their respective obligations hereunder.

   Section 3.9 Financing. Parent and Sub will have available to them all funds necessary to purchase and pay for all of the Shares tendered pursuant to the Offer by stockholders of the Company other than the Nonvoting Director and to consummate the Merger and the other transactions contemplated hereby.

   Section 3.10 Assets and Revenues. VAC is the "ultimate parent entity" of Parent and is its own "ultimate parent entity" as such term is defined in 16 C.F.R. Section 801.1(a)(3). VAC, and all entities controlled by VAC, do not
(i) have assets having an aggregate book value of $100 million or more based on its most recent regularly prepared balance sheet or (ii) sales of $100 million or more in its most recent fiscal year, in each case as determined in accordance with 16 C.F.R. Section 801.11. The term "controlled by" as used in this section shall have the meaning set forth in 16 C.F.R. 801.1(b). This representation and warranty is made solely for the purpose of determining the applicability to the transactions contemplated by this Agreement of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                                  ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   Except as set forth in the letter dated the date hereof and delivered on the date hereof by the Company to Parent, which relates to this Agreement and is designated therein as the Company Letter (the "Company Letter") (it being agreed that a reference to one section in the Company Letter shall be deemed to refer to other sections of Article IV but only if the fact or item expressly disclosed in one section of the Company Letter is reasonably relevant to another section), the Company represents and warrants to Parent and Sub as follows:

   Section 4.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary of the Company that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on the Company. A true and complete list of all the Subsidiaries of the Company, together with the jurisdiction of incorporation or organization of each Subsidiary of the Company, the jurisdictions in which each Subsidiary of the Company is licensed or qualified to do business and the percentage of each Subsidiary's outstanding capital stock or other equity interests owned by the Company or another Subsidiary of the Company, is set forth in Section 4.1 to the Company Letter.

   Section 4.2 Charter Documents and Bylaws. The Company has heretofore furnished to VAC or Parent a complete and correct copy of the Company Charter and the Company Bylaws, each as amended to date. The Company Charter and the Company Bylaws are each in full force and effect. The Company is not in violation of any of the provisions of the Company Charter or the Company Bylaws.

   Section 4.3 Capital Structure.

     (a) As of the date hereof, the authorized capital stock of the Company consists of 110,000,000 Shares, par value $.0001 per share, and 10,000,000 shares of Preferred Stock, par value of $.01 per share, of which 84,000 shares have been designated Series A Junior Participating Preferred Stock.

     (b) At the close of business on October 20, 2000:

       (i) 31,970,164 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights;

       (ii) no Shares were held in the treasury of the Company or by Subsidiaries of the Company;

       (iii) 845,600 Shares were subject to issuance upon the exercise of outstanding stock options previously issued under the Company's 1984 Stock Option Plan and its 1993 Stock Option Plan, as amended
    (collectively, the "Company Stock Option Plans"); and

       (iv) 500,000 Shares were reserved for issuance upon the exercise of outstanding warrants (the "Warrants").

     (c) The Company has delivered to VAC or Parent (i) a correct and complete list as of the date set forth in Section 4.3 of the Company Letter of each outstanding option (collectively, the "Company Stock Options") to purchase Shares issued under the Company Stock Option Plans, including the holder, exercise price and number of Shares subject thereto, and (ii) a correct and complete list as of the date set forth in Section 4.3 of the Company Letter of each outstanding Warrant, including the holder, the number of Shares subject thereto and the warrant exercise price. Except as set forth in Section 4.3 of the Company Letter, the

  Company has delivered to VAC or Parent a copy of each such outstanding option agreement or warrant agreement.

     (d) Except for the Rights Agreement, the Company Stock Options and the Warrants, and except as may be permitted to be issued, delivered or sold after the date hereof in accordance with this Agreement, there are no options, warrants, calls, rights or agreements to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries.

     (e) Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable, except as set forth in Section 4.3 of the Company Letter.

     (f) The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. The Company does not have any outstanding contractual obligations to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or any Subsidiary of the Company.

     (g) The Company is not a party to any stockholder agreements, voting trusts or other agreements or understandings relating to voting or disposition of any shares of capital stock of the Company or granting to any person or group of persons the right to elect, or to designate or nominate for election, a director to the board of directors of the Company.

     (h) Except as set forth in Section 4.3 of the Company Letter, neither the Company nor any Subsidiary of the Company is under any current or prospective obligation to make a capital contribution or investment in or loan to, or to assume any liability or obligation of, any corporation, partnership, joint venture or business association or entity.

   Section 4.4 Authority.

     (a) The Special Committee, by unanimous vote of all Special Committee members, has determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, and has recommended that the Board of Directors of the Company approve and declare advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger. The Board of Directors of the Company, based on the recommendation of the Special Committee and by unanimous vote of all directors (with the exception of the Nonvoting Director, who abstained from such vote), has (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and (iii) recommended that the holders of Shares tender their Shares in the Offer and, if applicable, approve and adopt this Agreement in all respects. The Company has adopted the necessary amendments to the Company Charter or the Company Bylaws, as applicable, electing not to be governed by Section 203 of the DGCL, and thereby has rendered Section 203 of the DGCL inapplicable to this Agreement and the transactions contemplated hereby.

     (b) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to adoption by the stockholders of the Company of this Agreement, if applicable, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action (including Board action) on the part of the Company, subject to (i) adoption of this Agreement by the stockholders of the Company, if applicable, and (ii) the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly and validly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub and the validity and binding effect of this Agreement on Parent and Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

   Section 4.5 Consents and Approvals; No Violation.

     (a) Assuming that all consents, approvals, authorizations and other actions described in this Section 4.5 have been obtained and all filings and obligations described in this Section 4.5 have been made, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of or default (with or without notice or lapse of time, or both) under, give to others a right of termination, cancellation or acceleration of any obligation under, result in the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of:

       (i) the Company Charter or the Company Bylaws,

       (ii) any provision of the comparable charter or organization documents of any of the Company's Subsidiaries,

       (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its Subsidiaries, or

       (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets,

  other than, in the case of clauses (ii), (iii) or (iv), any such violations, defaults, rights, losses, liens, security interests, charges or encumbrances that would not reasonably be expected to have a Material Adverse Effect on the Company.

     (b) No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement, except for:

       (i) in connection, or in compliance, with the provisions of the Exchange Act,

       (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business,

       (iii) such filings, authorizations, orders and approvals as may be required to obtain the State Takeover Approvals,

       (iv) applicable requirements, if any, of Blue Sky Laws, and

       (v) such other consents, orders, authorizations, registrations, approvals, declarations and filings the failure of which to be obtained or made would not reasonably be expected to have a Material Adverse Effect on the Company.

   Section 4.6 SEC Documents and Other Reports; Financial Statements.

     (a) The Company has filed all required forms, reports and documents with the SEC since January 1, 1998 (all such forms, reports, and documents filed by the Company since such date with the SEC, the "Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "Securities Act"), or the Exchange Act, as the case may be, and, at the respective times they were filed (or, in the case of any Company SEC Document that has been amended or superseded, as of the date of such amending or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The consolidated financial statements (including, in each case, any notes thereto) of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles ("GAAP") (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnotes and to normal year-end audit adjustments and to any other adjustments described therein).

     (c) No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. To the Knowledge of the Company as of the date hereof, there is no material unresolved violation of the Exchange Act asserted by the SEC in writing with respect to the Company SEC Documents. Neither the Company nor any of its Subsidiaries had, and since such date neither the Company nor any of its Subsidiaries has incurred, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, would be required to be disclosed in a balance sheet (or the footnotes thereto) of the Company prepared in accordance with GAAP except liabilities incurred in the ordinary and usual course of business and consistent with past practice, liabilities incurred in connection with the transactions contemplated herein, and liabilities that have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

     (d) Except in each case as set forth in the Company SEC Documents or as set forth in the Company Letter, none of the Company or any of the Subsidiaries of the Company is indebted to any director or officer of the Company or any of the Subsidiaries of the Company (except for amounts due as normal salaries and bonuses, contractual payments, in reimbursement of ordinary business expenses and directors' fees) and no such person is indebted to the Company or any of the Subsidiaries of the Company in any material amount.

     (e) Set forth in Section 4.6 of the Company Letter is a true and correct copy of the unaudited consolidated financial statements of the Company and its consolidated Subsidiaries as at September 30, 2000 and for the nine months then ended (collectively, the "Interim Financial Statements"). The interim balance sheet included in the Interim Financial Statements was prepared in accordance with GAAP and fairly presents the consolidated financial position of the Company and its consolidated Subsidiaries as at the date thereof and the consolidated results of operations and changes in financial position of the Company and its consolidated Subsidiaries for the period indicated (subject to the absence of footnotes and to normal year-end audit adjustments and to any other adjustments described therein). Such Interim Financial Statements are in draft form, preliminary and subject to change prior to filing of the Company's report on Form 10-Q with the SEC, for the third fiscal quarter.

   Section 4.7 Information Supplied. None of the information supplied or to be supplied by the Company in writing specifically for inclusion or incorporation by reference in (i) the Offer Documents, (ii) the Rule 13E-3 Statement, (iii) the Schedule 14D-9, (iv) the Information Statement or (v) the Proxy Statement, will (a) in the case of the Offer Documents, the Rule 13E-3 Statement, the
Schedule 14D-9 and the Information Statement, at the respective times the Offer Documents, the Schedule 14D-9 and the Information Statement are filed with the SEC or, if applicable, first published, sent or given to the Company's stockholders, or (b) in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company's stockholders or at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

   Section 4.8 Absence of Certain Changes or Events. Except as set forth in
Section 4.8 of the Company Letter, the Interim Financial Statements or the Company SEC Documents filed prior to the date hereof, since September 30, 2000 through the date of this Agreement:

     (a) there has been no change in the capital stock of the Company and no dividend or distribution of any kind declared, paid or made by the Company on any class of its stock;

     (b) there has not been (i) any adoption of a new Company Benefit Plan (as defined in Section 4.13), (ii) any amendment to a Company Benefit Plan materially increasing benefits thereunder, (iii) any granting by the Company or any of its Subsidiaries to any executive officer or other key employee of the Company or any of its Subsidiaries of any material increase in compensation, severance or termination benefits, except in the ordinary course of business consistent with prior practice or as was required under employment, severance or termination agreements or (iv) any entry by the Company or any of its Subsidiaries into any employment, severance, indemnification or termination agreement with any such executive officer or other key employee;

     (c) there have not been any material changes in the amount or terms of the indebtedness of the Company and its Subsidiaries from that described in the Company SEC Documents filed prior to the date hereof. Unless shown on the Interim Financial Statements or Company SEC Documents filed prior to the date hereof, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, would be required to be disclosed in a balance sheet (or the footnotes thereto) of the Company prepared in accordance with GAAP, except liabilities incurred in the ordinary and usual course of business and consistent with past practice, liabilities incurred in connection with the transactions contemplated herein, and liabilities that have not had and would not reasonably be expected to have a Material Adverse Effect on the Company;

     (d) there has not been any material change by the Company in (i) its accounting methods, principles or practices except as required by generally accepted accounting principles, (ii) any material revaluation by the Company of any material asset (including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable), other than in the ordinary course of business consistent with past practice after the date of the most recent Company SEC Document filed prior to the date hereof, (iii) any entry by the Company or any Subsidiary of the Company into any commitment or transaction material to the Company and the Subsidiaries of the Company taken as a whole, except in the ordinary course of business and consistent with past practice, or (iv) any redemption, purchase or other acquisition of any of the Company's securities;

     (e) the Company has not made (or committed to make) capital expenditures in an amount which exceeds $50,000 for any item or $200,000 in the aggregate;

     (f) to the Knowledge of the Company, the Company has not suffered a Material Adverse Effect;

     (g) there has not been any (i) settlement or compromise by the Company or any Subsidiary of the Company of any claim, litigation or other legal proceeding, other than in the ordinary course of business consistent with past practice in an amount not involving more than $100,000 or (ii) any payment, discharge or satisfaction by the Company or any Subsidiary of the Company of any other claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (A) in the ordinary course of business and consistent with past practice or (B) with respect to any other such claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company; and

     (h) there has not been executed any agreement by the Company or any Subsidiary of the Company to take any of the actions described in this Section except as expressly contemplated by this Agreement.

   Section 4.9 Permits and Compliance.

     (a) Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any

  Governmental Entity necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Company Permits"), except where the failure to have any of the Company Permits would not reasonably be expected to have a Material Adverse Effect on the Company. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the suspension or cancellation of any of the Company Permits would not reasonably be expected to have a Material Adverse Effect on the Company.

     (b) Except as otherwise set forth in Section 4.9 of the Company Letter, neither the Company nor any of its Subsidiaries is in violation of (i) its charter, bylaws or other organizational documents, (ii) any law, ordinance, administrative or governmental rule or regulation, or (iii) any order, decree or judgment of any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries, except, in the case of clauses (ii) and
  (iii), for any violations that would not reasonably be expected to have a Material Adverse Effect on the Company.

     (c) Except as otherwise set forth in Section 4.9 of the Company Letter, no event of default by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party, or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party exists or, upon the consummation by the Company of the transactions contemplated by this Agreement, will exist under any indenture, mortgage, loan agreement, note or other agreement or instrument for borrowed money, any guarantee of any agreement or instrument for borrowed money or any lease, contractual license or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any such Subsidiary is bound or to which any of the properties, assets or operations of the Company or any such Subsidiary is subject, other than any defaults that would not reasonably be expected to have a Material Adverse Effect on the Company.

   Section 4.10 Tax Matters.

     (a) Except as otherwise set forth in Section 4.10 of the Company Letter, and except in each case for acts or omissions which would not be expected to have a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries have filed all Tax Returns (as hereinafter defined) required to have been filed, and such Tax Returns are correct and complete and disclose all Taxes (as hereinafter defined) required to be paid by the Company and its Subsidiaries for the periods covered thereby; (ii) all Taxes shown to be due on such Tax Returns have been timely paid or extensions for payment have been properly obtained or such Taxes are being contested; (iii) the Company and each of its Subsidiaries have complied with all rules and regulations relating to the withholding of Taxes and the remittance of withheld Taxes; (iv) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of its Taxes, which waiver is currently effective; (v) any Tax Returns required to have been filed by or with respect to the Company and each of its Subsidiaries relating to federal and state income Taxes have been examined by the Internal Revenue Service ("IRS") or the appropriate foreign or state taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (vi) all deficiencies asserted or assessments made as a result of any examination of such Tax Returns by any taxing authority have been paid in full or properly reflected on the books of the Company; (vii) there is no action, suit, investigation, audit, claim or assessment pending or, to the Knowledge of the Company, threatened in writing with respect to Taxes of the Company or any Subsidiary of the Company; and (viii) there are no liens for Taxes upon the assets of the Company or any Subsidiary of the Company except liens relating to current Taxes not yet due.

     (b) Except as otherwise set forth in Section 4.10 of the Company Letter, and except in each case for acts and omissions which would not be expected to have a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has consented to extend the time, in which any material Tax may be assessed or collected by any taxing authority.

     (c) Except as otherwise set forth in Section 4.10 of the Company Letter, and except in each case for acts and omissions which would not be expected to have a Material Adverse Effect on the Company, to the

  Knowledge of the Company, no written claim has been made by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or each Subsidiary of the Company is or may be subject to taxation in that jurisdiction.

     (d) Except as otherwise set forth in Section 4.10 of the Company Letter, and except in each case for acts and omissions which would not be expected to have a Material Adverse Effect on the Company, there is no contract or arrangement, plan or agreement by or with the Company or any Subsidiary of the Company covering any person that, individually or collectively, could give rise to the payment of any amount by the Company or a Subsidiary of the Company that would not be deductible by the Company or such Subsidiary of the Company by reason of Section 280G of the Code.

     (e) Each of the Company and its Subsidiaries has made available to VAC or Parent true, correct and complete copies of all federal income Tax Returns, and all other material Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by any of the Company or its Subsidiaries that have been filed by any of the Company or the Subsidiaries of the Company for the taxable years ending December 31, 1997, 1998 and 1999.

     (f) None of the Company or the Subsidiaries of the Company (A) has, since January 1, 1996, been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (B) is a party to or bound by any Tax allocation or Tax sharing agreement with any person or entity other than the Company and its Subsidiaries, (C) has any liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treas. Reg. (S) 1. 1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise or (D) has any material liability for the Taxes of any Person other than the Company, one of its Subsidiaries or in connection with the acquisition, directly or indirectly, of any Person acquired by the Company or any Subsidiary of the Company.

     (g) The Company and each Subsidiary of the Company has established on its books and records adequate reserves for the payment of all material Taxes for which it is liable which are not yet due and payable, and with respect to any such material Taxes which have been proposed, assessed or asserted against them.

   Section 4.11 Actions and Proceedings. There are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of the properties, assets or businesses of the Company or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect on the Company or materially impair the ability of the Company to perform its obligations hereunder. Except as set forth in Section 4.11 of the Company Letter or the Company SEC Documents filed prior to the date hereof, there are no actions, suits or claims or legal, administrative or arbitrative proceedings or investigations (including claims for workers' compensation) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of the properties, assets or businesses of the Company or any of its Subsidiaries, that would reasonably be expected to have a Material Adverse Effect on the Company.

   Section 4.12 Certain Agreements.

     (a) Section 4.12 of the Company Letter contains a list of (i) all severance and all employment agreements with employees of the Company and each Subsidiary of the Company (other than standard offer letters providing for at will employment); and (ii) all plans, programs, agreements and other arrangements of the Company with or relating to its employees that contain change of control provisions, in each case, other than those involving amounts that are not material to the Company when considered in the aggregate.

     (b) Except as set forth in Section 4.12 of the Company Letter, neither the Company nor any of its Subsidiaries is a party to any oral or written plan, program, agreement, policy or other arrangement, any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting or exercisability of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, other than the agreement with the Company's financial advisor identified in Section 4.20.

     (c) To the Knowledge of the Company as of the date hereof, no executive officer or other key employee of the Company or any of its Subsidiaries is subject to any noncompete, nonsolicitation, nondisclosure, confidentiality, employment, consulting or similar agreement relating to, affecting or in conflict with the business activities of the Company and its Subsidiaries, except agreements between the Company or its Subsidiaries and its present and former officers or employees or agreements with VAC, Parent or Sub.

   Section 4.13 ERISA; Employee Benefit Plans.

     (a) Except for the Company Stock Option Plans and the plans and agreements listed in Section 4.13 of the Company Letter (collectively, the "Company Benefit Plans"), neither the Company nor any ERISA Affiliate (as defined below) maintains, is a party to, contributes to or is obligated to contribute to, and none of its employees or former employees, their dependents, or survivors receive benefits under, any of the following (whether or not set forth in a written document):

       (i) Any employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

       (ii) Any bonus, deferred compensation, incentive, restricted stock, stock purchase, stock option, stock appreciation right, phantom stock, supplemental pension, executive compensation, cafeteria benefit, dependent care, director or employee loan, fringe benefit, sabbatical, severance, termination pay or similar plan, program, policy, agreement or arrangement; or

       (iii) Any plan, program, agreement, policy, commitment or other arrangement relating to the provision of any benefit described in
    Section 3(1) of ERISA to former employees or directors or to their survivors, other than procedures intended to comply with the Consolidated Omnibus Budget Reconciliation Act of 1985.

     (b) Except as would not reasonably be expected to have a Material Adverse Effect on the Company: (i) the Company has complied with ERISA, the Code and all laws and regulations applicable to the Company Benefit Plans and each Company Benefit Plan has been maintained and administered in compliance with its terms; and (ii) each Company Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination opinion, notification or advisory letter from the IRS issued after January 1, 1989, and nothing has occurred to the Knowledge of the Company which may reasonably be expected to adversely affect such determination.

     (c) Neither the Company nor any ERISA Affiliate has, since its inception, terminated, suspended, discontinued contributions to or withdrawn from any employee pension benefit plan, as defined in Section 3(2) of ERISA, including (without limitation) any multiemployer plan, as defined in Section 3(37) of ERISA.

     (d) The Company has provided or made available to VAC or Parent complete, accurate and current copies of each of the Company Benefit Plans, including the text (including amendments) of each of the Company Benefit Plans, to the extent reduced to writing and a summary of each of the Company Benefit Plans, to the extent not previously reduced to writing as well as the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan (if such report was required), and each trust agreement and group annuity contract relating to any Company Benefit Plan.

     (e) Neither the Company nor any ERISA Affiliate has incurred any accumulated funding deficiency under Section 412 of the Code or any termination or withdrawal liability under Title IV of ERISA.

     (f) All contributions, premiums or other payments due from the Company to (or under) any Company Benefit Plan have been fully paid or adequately provided for on the books and financial statements of the

  Company. All accruals (including, where appropriate, proportional accruals for partial periods) have been made in accordance with prior practices.

     (g) For all purposes under this Section 4.13, "ERISA Affiliate" shall mean each person (as defined in Section 3(9) of ERISA) that, together with the Company, is treated as a single employer under Section 4001(b) of ERISA or Section 414 of the Code.

     (h) Except as disclosed in the Company Letter, all Pension Plans intended to be qualified plans have been the subject of determination letters from the Internal Revenue Service to the effect that such Pensions Plans are qualified and exempt from Federal income taxes under Section 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked. To the Knowledge of the Company as of the date hereof, there is no reasonable basis for the revocation of any such determination letter.

     (i) Except as disclosed in the Company Letter, none of the Company or any of its Subsidiaries has any obligation to provide any material health benefits or other non-pension benefits to retired or other former employees, except as specifically required by Part 6 of Title I of ERISA ("COBRA").

   Section 4.14 Intellectual Property.

     (a) The Company and its Subsidiaries own, or possess, free and clear of any material liens, adequate licenses or other valid rights to use (including the right to sublicense to customers, suppliers or others as needed), all of the material Company Intellectual Property (as defined below) that is necessary for the conduct of the Company's or Subsidiaries' businesses, except to the extent as such would not have a Material Adverse Effect on the Company. Section 4.14 of the Company Letter sets forth a complete list in all material respects of all registered Company Intellectual Property.

     (b) Neither the Company nor any of the Subsidiaries of the Company has received from a third party any written notice of infringement or misappropriation of or conflict with, in any material respects, Company Intellectual Property. To the Knowledge of the Company, the use of such Company Intellectual Property in connection with the business and operations of the Company and its Subsidiaries does not infringe, in any material respects, on the rights of any person or entity. To the Knowledge of the Company, no material claim by any third party contesting the validity, enforceability, use or ownership of any of the Company Intellectual Property owned by the Company or any of its Subsidiaries, is currently outstanding or is threatened. The Company has not received any written notices of any material infringement or misappropriation by any third party with respect to the Company Intellectual Property. The Company and each Subsidiary of the Company has taken reasonable actions to maintain and protect its Company Intellectual Property, except for those actions, which the failure to take, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

     (c) As used herein, "Company Intellectual Property" means all trademarks, trademark registrations, trademark rights and renewals thereof, trade names, trade name rights, patents, patent rights, patent applications, industrial models, inventions, invention disclosures, designs, utility models, inventor rights, software, computer programs, computer systems, copyrights, copyright registrations and renewals thereof, servicemarks, servicemark registrations and renewals thereof, servicemark rights, trade secrets, applications for trademark and servicemark registrations, know-how, confidential information and other proprietary rights, used or held for use in connection with the businesses of the Company and/or its Subsidiaries as currently conducted by the Company, together with all applications currently pending or in process for any of the foregoing.

   Section 4.15 Material Contracts.

     (a) Except as disclosed in the Section 4.15 of the Company Letter, neither the Company nor any of its Subsidiaries, nor, to the Company's Knowledge, is any other party, in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Material Contracts to which it is a party, except for such defaults which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on the Company; and, to the Knowledge of the Company, there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default, other than such events which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

     (b) The Company Letter sets forth a list as of the date of this Agreement of:

       (i) all credit agreements, indentures, and other agreements related to any indebtedness for borrowed money in excess of $100,000 of the Company or any of its Subsidiaries,

       (ii) all joint venture or other similar agreements to which the Company or any of its Subsidiaries are a party,

       (iii) all lease agreements to which the Company or any of its Subsidiaries are party with annual lease payments in excess of $50,000,

       (iv) contracts under which the Company or any of its Subsidiaries has advanced or loaned any other person or entity any material amounts,

       (v) guaranties of any obligations in excess of $100,000 (other than a guarantee by the Company of a Subsidiary's debts or a guarantee by a Subsidiary of the Company's debts or another Subsidiary of the Company's debts),

       (vi) contracts or groups of related contracts with the same party or group of parties the performance of which involves annual consideration in excess of $100,000 which are not cancelable by the Company on 30-days-or-less notice without premium or penalty,

       (vii) warranty agreements with respect to the Company's or the Subsidiaries' services rendered or products sold or leased,

       (viii) agreements under which the Company has granted any person or entity registration rights (including, without limitation, demand and piggy-back registration rights), and

       (ix) all other contracts and agreements which are material (as hereinafter defined) to the Company and its Subsidiaries taken as a whole (collectively, the "Material Contracts").

  The Company has made available to VAC or Parent a correct and complete copy of each agreement listed in the Company Letter. For purposes of this
  Section 4.15, except as otherwise expressly set forth in this Section 4.15, an agreement shall be deemed "material" if the Company reasonably expects that the Company or any of its Subsidiaries would, pursuant to the terms thereof, (x) recognize during the current fiscal year of the Company net revenues after the payment of third party shares in excess of $100,000 or
  (y) incur during the current fiscal year of the Company liabilities or obligations in excess of $100,000.

     (c) Except as set forth in Section 4.15 of the Company Letter, no Material Contract will, by its terms, terminate as a result of the transactions contemplated herein, except for any Material Contracts which, if terminated, would not have a Material Adverse Effect on the Company.

     (d) Except as set forth in Section 4.15 of the Company Letter, the Company has not granted any right of first refusal or similar right in favor of any third party with respect to any material portion of its properties or assets or, except in the ordinary course of business, entered into any non-competition agreement or similar agreement restricting its ability to engage in any business.

   Section 4.16 Environmental Matters.

     (a) To the Knowledge of the Company, and except as set forth in the Company Letter or documents made available to the VAC or Parent, neither the Company nor any of its Subsidiaries (i) is in material violation of any law or regulation applicable to its business or property relating to the protection of human health and safety or the environment ("Environmental Laws"), (ii) lacks any material permits, licenses or other approvals required under applicable Environmental Laws ("Environmental Permits"),
  (iii) is in material violation of any term or condition of any such Environmental Permit, or (iv) has received any written notice or report regarding any allegation of material violation by the Company or any of the Subsidiaries, or of any material liability of the Company or any of the Subsidiaries for releases of hazardous substances, under any Environmental Laws, with respect to the operations, properties or facilities of the

  Company, other than in the case of each of the foregoing clauses, violations, Environmental Permits or liability that would not reasonably be expected to have a Material Adverse Effect on the Company.

     (b) To the Knowledge of the Company and except as set forth in the Company Letter, the Company and the Subsidiaries have made available to VAC or Parent copies of any material environmental assessment or audit report (including all material records maintained for required environmental compliance) or other similar studies or analyses in the possession of the Company or the Subsidiaries relating to any real property currently or formerly owned, leased, managed or occupied by the Company or the Subsidiaries, other than any such assessments, audit reports, records, studies or analyses which, if not provided, would not reasonably be expected to have a Material Adverse Effect on the Company.

   Section 4.17 Title to Assets.

     (a) The Company and its Subsidiaries own good and marketable title to all of their assets material to their business (excluding, for purposes of this sentence, assets held under leases or assets covered under Section
  4.14 hereof), free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, or security interests, except as set forth in Section 4.17 of the Company Letter and except for such failures or imperfections of title and such mortgages, liens, encumbrance, charges, claims, restrictions, pledges or security interests as would not reasonably be expected to have a Material Adverse Effect on the Company.

     (b) The leases to all real estate occupied by the Company and its Subsidiaries that are material to the operation of the businesses of the Company and its Subsidiaries are in full force and effect and, to the Knowledge of the Company, no event has occurred that with the passage of time, the giving of notice, or both, would constitute an event of default thereunder or event of default by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other person who is a party signatory thereto, other than such events of default which would not reasonably be expected to have a Material Adverse Effect on the Company.

   Section 4.18 State Takeover Statutes. The Board of Directors of the Company has taken all action so as to render the provisions of the Rights Agreement inapplicable to the Offer, the Merger and the consummation of the transactions contemplated by this Agreement. To the Knowledge of the Company, as of the date hereof, no other state takeover statute or similar charter or bylaw provisions are applicable to the Offer, the Merger, this Agreement and the transactions contemplated hereby.

   Section 4.19 Required Vote of Company Stockholders. Subject to Section 2.7, the affirmative vote of the holders of at least a majority of the outstanding Shares is required to adopt this Agreement. No other vote of the security holders of the Company is required in order for the Company to consummate the Merger and the transactions contemplated hereby.

   Section 4.20 Brokers. No broker, investment banker or other person, other than Houlihan Lokey Howard & Zukin Financial Advisors, Inc., is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. A true and complete copy of the engagement letter for Houlihan Lokey Howard & Zukin Financial Advisors, Inc., has been provided to Parent or VAC.

   Section 4.21 Fairness Opinion. The Special Committee has received the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., to the effect that the proposed consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair to such holders (other than the Nonvoting Director) from a financial point of view.

   Section 4.22 Insurance Policies. Section 4.22 of the Company Letter contains a list of all material insurance policies of the Company and its Subsidiaries, and each such policy is in full force and effect. No written notice of cancellation or termination has been received by the Company or its Subsidiaries with respect to any such policy. Except as disclosed in Section
4.22 of the Company Letter or the Company SEC Reports filed prior to the date hereof, to the Company's Knowledge, there are no pending claims against such insurance by the Company or its Subsidiaries as to which the insurers have denied coverage or otherwise reserved rights.

   Section 4.23 Transactions With Affiliates. Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement, and except with respect to the transactions contemplated by this Agreement, no present or former affiliate of the Company has, or since December 31, 1999 has had, to the Knowledge of the Company, (i) any material interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to any of the businesses of the Company or any of its Subsidiaries, (ii) has had business dealings or a material financial interest in any transaction with the Company or any of its Subsidiaries (other than compensation and benefits received in the ordinary course of business as an employee or director of the Company or any of its Subsidiaries) or (iii) an equity interest or any other financial or profit interest in any Person that has had business dealings or a material financial interest in any transaction with the Company or any of its Subsidiaries.

   Section 4.24 Investment Company Status.

   The Company is not an "investment company" as such term is defined in
Section 3 of the Investment Company Act of 1940, as amended, and therefore is not registered or required to be registered as such under the Investment Company Act of 1940.

                                   ARTICLE V

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

   Section 5.1 Conduct of Business by the Company Pending the Merger.

     (a) Except as expressly permitted below, during the period from the date of this Agreement through the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it, and maintain in full force and effect all authorizations necessary for such business, except to the extent such would not have a Material Adverse Effect on the Company.

     (b) Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or as set forth in
  Section 5.1 of the Company Letter, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which in any event shall not be unreasonably withheld):

       (i) (A) other than dividends paid by wholly-owned Subsidiaries of the Company, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, (B) other than in the case of any Subsidiary of the Company, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company (other than repurchases of Shares required pursuant to existing agreements) or any other securities thereof;

       (ii) issue, deliver, sell, pledge, or otherwise dispose of any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options (including options under the Company Stock Option Plans) to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (A) the issuance of shares of Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement in accordance with their current terms, and (B) the issuance of shares of Stock upon exercise of the Warrants;

       (iii) amend its charter or bylaws;

       (iv) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof, other than acquisitions in which the aggregate amount of consideration to be paid in connection with an individual acquisition does not exceed $100,000;

       (v) (i) incur or assume any indebtedness for borrowed money or make any loans, advances or capital contributions to, or other investments in, any other person, other than (A) in the ordinary course of business consistent with past practices, (B) indebtedness, loans, advances, capital contributions and investments between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries, in each case in the ordinary course of business consistent with past practices, or (C) investments in any other person which, if such investments were treated as an acquisition, would be permitted under clause (iv) of this Section 5.1, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice, (iii) settle any claim other than in the ordinary course of business, in accordance with past practice, and without admission of material liability, or (iv) enter into any material commitment or transaction, except in the ordinary course of such business;

       (vi) except as provided in Sections 6.4 or 6.5, enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Company Benefit Plan, except as may be required to maintain such plan's compliance with ERISA or the Code, or employment or consulting agreement or hire or agree to hire any new or additional key employees or officers, except to replace existing employees as necessary in the ordinary course of business;

       (vii) except as provided in Sections 6.4 or 6.5, (A) adopt, enter into, terminate, amend or increase the amount or accelerate the payment or vesting of any benefit or award or amount payable under any Company Benefit Plan or other arrangement for the current or future benefit or welfare of any director, officer or current or former employee, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or, other than in the ordinary of business consistent with past practice, employee, (C) pay any benefit not provided for under any Company Benefit Plan, other than in the ordinary course of business, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Company Benefit Plans or agreements or awards made thereunder), other than in the ordinary course of business, or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Benefit Plan;

       (viii) make any change to accounting policies or procedures (other than actions required to be taken by GAAP or applicable law);

       (ix) authorize or make any single capital expenditure in excess of $50,000 or capital expenditures in excess of $200,000 in the aggregate;

       (x) except in the ordinary course of business, amend or terminate any Material Contract or waive, release or assign any material rights or claims;

       (xi) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material property or assets, other than in the ordinary course of business and consistent with past practice;

       (xii) except as required by law, make any material Tax election or settle or compromise any material Tax liability;

       (xiii) pay, discharge or satisfy any other claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), individually in amounts in excess of $100,000 or other than the payment, discharge or satisfaction of (A) any such other claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, or
    (B) of any such other claims, liabilities or obligations reflected in the financial statements (or the notes thereto) of the Company;

       (xiv) except in the ordinary course of business consistent with past practice, waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any Subsidiary of the Company is a party;

       (xv) cancel or terminate, or take any action designed to terminate, any material insurance policy of the Company, except in the ordinary course of business and consistent with past practice;

       (xvi) settle or compromise any claim, litigation or other legal proceeding, other than in the ordinary course of business consistent with past practice in an amount not involving more than $100,000;

       (xvii) liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction; or

       (xviii) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

   Section 5.2 No Solicitation.

     (a) The Company shall not, and shall not authorize any of its Subsidiaries or any officer, director or employee of or any financial advisor, attorney or other advisor or representative of, the Company or any of its Subsidiaries to, and the Company shall instruct its officers, directors, financial advisors and attorneys not to, directly or indirectly:

       (i) solicit, initiate or encourage the submission of any Takeover
    Proposal,

       (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to the Company or any Subsidiary of the Company in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal, or

       (iii) authorize, engage in, or enter into any agreement or understanding with respect to any Takeover Proposal;

  provided, that nothing contained in this Agreement shall prohibit the Company or its directors or any special committee of the Company's Board of Directors from (1) complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or making such disclosure to the Company's stockholders as, in the good faith judgment of any such special committee or the Board of Directors of the Company after consultation with its independent legal counsel, is required under applicable law or (2) referring a third party to this Section 5.2(a) or making a copy of this
  Section 5.2(a) available to any third party. The Company shall immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

     (b) Nothing in this Agreement shall prohibit the Company prior to the purchase of Shares pursuant to the Offer from engaging in the activities described in clauses (ii) and (iii) of subsection (a) above with respect to any person who has submitted on an unsolicited basis to the Company (A) a Takeover Proposal believed by the Company to in good faith to be bona fide or (B) an expression of interest believed by the Company in good faith to be bona fide indicating such person's desire to pursue the possibility of making a Takeover Proposal on terms believed by the Company to be financially superior to the Offer and the Merger (a "Superior Proposal") and, in either such case:

       (i) the Company's Board of Directors or any committee thereof, after consultation with its independent legal counsel, determines that taking such action is appropriate for such Board to comply with its fiduciary duties under applicable law,

       (ii) the Company's Board of Directors or any committee thereof, after consultation with its financial advisors, concludes in good faith that such Takeover Proposal, taking into account, among other things, all material legal, financial, regulatory and other aspects of such proposal and the person making such proposal, could lead to a Superior Proposal; and

       (iii) prior to providing any of the information described in clause
    (ii) of subsection (a) above, the Company obtains from such person an executed confidentiality agreement similar in form and scope to the Confidentiality Agreement.

     (c) The Company shall promptly advise Parent in writing of any Takeover Proposal received by any officer or director of the Company or, to the Knowledge of the Company, any financial advisor, attorney or other advisor or representative of the Company, including the identity of the person making such Takeover Proposal and the material terms of such Takeover Proposal. The Company shall:

       (i) use reasonable best efforts to so advise Parent no later than one business day following receipt of such Takeover Proposal,

       (ii) refrain from entering into any agreement authorizing any Takeover Proposal until two (2) business days following delivery by the Company of the notice described in the preceding clause (i),

       (iii) promptly provide Parent any non-public information concerning the Company provided to any other person making such Takeover Proposal which was not provided to VAC or Parent, and

       (iv) keep Parent reasonably informed of the status of any such Takeover Proposal.

     (d) The parties agree that the press release to be issued pursuant to
  Section 6.7 by the Company upon the execution of this Agreement shall not be deemed to be a solicitation of any Takeover Proposal or otherwise in violation of this Agreement, and that any inquiries or proposals made as a result of or in connection with such press release shall not be deemed to have been solicited by or on behalf of the Company.

     (e) Concurrently with entry into any agreement authorizing a Takeover Proposal, the Company shall terminate this Agreement pursuant to and in accordance with Section 8.1(e) hereof.

                                  ARTICLE VI

                             ADDITIONAL AGREEMENTS

   Section 6.1 Stockholders Meeting.

     (a) Unless Parent and Sub are required to take action to effect the Merger pursuant to Section 2.7, following the purchase of Shares pursuant to the Offer, the Company will duly call, give notice of, convene and hold a meeting of stockholders (the "Stockholder Meeting") for the purpose of considering the adoption of this Agreement and at such meeting call for a vote and cause proxies to be voted in respect of the adoption of this Agreement. The Stockholder Meeting shall be held as soon as reasonably practicable following the purchase of Shares pursuant to the Offer, and (except to the extent that the Special Committee or Board of Directors of the Company, after consultation with its independent legal counsel, determines in good faith that such action is inconsistent with its fiduciary duties to the Company's stockholders under applicable law) the Company will, through its Board of Directors, recommend to its stockholders the adoption of this Agreement, and shall not withdraw or modify such recommendation. The record date for the Stockholder Meeting shall be a date subsequent to the date Parent or Sub becomes a record holder of Shares purchased pursuant to the Offer.

     (b) Unless Parent and Sub are required to take action to effect the Merger pursuant to Section 2.7, the Company shall, at Parent's request, as soon as reasonably practicable following the purchase of Shares pursuant to the Offer, prepare and file a preliminary Proxy Statement with the SEC and use its reasonable best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff of the SEC. Parent shall furnish to the Company such information concerning itself and Sub as may reasonably be requested by the Company in connection with the Proxy Statement. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the Stockholder Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its stockholders such an amendment or supplement. The Company shall not mail any Proxy Statement, or any amendment or supplement thereto, to which Parent reasonably objects. Parent shall cooperate with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto, including the supply of any information required to be included in the Proxy Statement regarding Parent or Sub.

     (c) Parent agrees to cause all Shares purchased pursuant to the Offer and all other Shares beneficially owned by VAC, Parent or any Subsidiary of VAC to be voted in favor of adoption of the Merger Agreement.

   Section 6.2 Access to Information.

     (a) Subject to currently existing contractual and legal restrictions applicable to the Company or any of its Subsidiaries, and in each case below only to the extent as would not result in the loss of attorney-client privilege, the Company shall, and shall cause each of its Subsidiaries to, afford to the accountants, counsel, financial advisors and other representatives of Parent reasonable access to, and permit them to make such inspections as they may reasonably require of, during the period from the date of this Agreement through the Effective Time, all of their respective properties, books, contracts, commitments and records (including accounting records and Tax Returns and the work papers of independent accountants, if available and subject to the consent of such independent accountants) and, during such period, the Company shall, and shall cause each of its Subsidiaries to, (i) furnish promptly to Parent a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, (ii) furnish promptly to Parent all other information within its possession concerning its business, properties and personnel as Parent may reasonably request and (iii) promptly make reasonably available to Parent all personnel of the Company and its Subsidiaries knowledgeable about matters relevant to such inspections. No investigation pursuant to this Section 6.2 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

     (b) All information obtained by VAC, Parent or Sub pursuant to this
  Section 6.2 shall be kept confidential in accordance with the terms and conditions of the Confidentiality Agreement dated June 29, 2000 between VAC and the Company (the "Confidentiality Agreement").

   Section 6.3 Directors.

     (a) Promptly after such time as Sub purchases Shares pursuant to the Offer, Sub shall be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the nearest whole number, of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by Sub equal to the percentage of the aggregate voting power of the Shares held by Parent or any of its Subsidiaries; provided, however, that if Sub's designees are elected to the Board of Directors of the Company, until the Effective Time such Board of Directors shall have at least three (3) directors (excluding the Nonvoting Director) who are directors of the Company on the date of this Agreement (the "Continuing Directors"); and provided, further that, in such event, (i) if the number of Continuing Directors (excluding the Nonvoting Director) shall be reduced below three (3) for any reason whatsoever, the remaining Continuing Directors or Director shall designate a person or persons to fill such vacancy or vacancies, each of whom shall be deemed to be a Continuing Director for purposes of this Agreement or
  (ii) if no Continuing Directors then remain, the other directors shall designate three (3) persons (excluding the Nonvoting Director) to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Continuing Directors for purposes of this Agreement, and in the case of either clause (i) or
  (ii) Sub shall cause such person or persons to be elected to fill such vacancy or vacancies.

     (b) To the fullest extent permitted by applicable law, the Company shall take all action requested by Parent that is reasonably necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agrees to make such mailing with the mailing of the Schedule 14D-9 (provided that Sub shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Sub's designees). In connection with the foregoing, the Company will promptly, at the option of Parent, to the fullest extent permitted by law, the Company Charter and the Company Bylaws, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors (subject to Section 6.3(a)) as is necessary to enable Sub's designees to be elected or appointed to the Company's Board of Directors as provided above.

     (c) Following the election or appointment of Sub's designees pursuant to this Section 6.3 and prior to the Effective Time, Parent and Sub shall not cause the Company to take any action with respect to any amendment, or waiver of any term or condition, of this Agreement or the Company Charter or the Company Bylaws, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Sub or Parent or waiver or assertion of any of the Company's rights hereunder, and any other consent or action by the Board of Directors of the Company with respect to this Agreement or the Offer, without the concurrence of a majority of the Continuing Directors.

   Section 6.4 Company Stock Options.

     (a) Prior to the acceptance for payment of any Shares by Sub pursuant to the Offer, the Board of Directors of the Company shall adopt such resolutions and take any and all other action necessary or appropriate to cause each Company Stock Option that is outstanding as of the consummation of the Merger to be canceled at the Effective Time of the Merger, in consideration for which the holder thereof (an "Option Holder") shall receive the right to receive from the Company cash in an amount (the "Option Consideration") equal to (A) the product of (1) the number of Shares subject to such option and (2) the excess, if any, of the Offer Price over the exercise price per share for the purchase of Shares subject to such option, minus (B) all applicable federal, state and local Taxes required to be withheld in respect of such payment.

     (b) The Option Consideration shall be paid as soon as reasonably practicable (and in any event within five (5) business days) following the acceptance for payment of Shares by Sub at the Effective Time of the Merger; provided, that such payment may be conditioned upon receipt by the Company of any documents the Company reasonably deems necessary to evidence the acceptance by the Option Holders of the Option Consideration.

   Section 6.5 Warrants.

     (a) Prior to the acceptance for payment of any Shares by Sub pursuant to the Offer, the Company will use commercially reasonable efforts to obtain written confirmation, in form and substance reasonably satisfactory to Parent, from the holder of the Warrants that after the Effective Time each such Warrant will represent the right to receive in cash an amount equal to
  (A) the product of (1) the number of Shares subject to such Warrant and (2) the excess, if any, of the Merger Consideration over the exercise price per share for the purchase of the Shares subject to such Warrant, minus (B) all applicable federal, state and local Taxes required to be withheld in respect of such payment.

     (b) The consideration for the Warrants shall be paid as soon as reasonably practicable (and in any event within five (5) business days) following the Effective Time; provided, that such payment may be conditioned upon receipt by the Company of any documents the Company reasonably deems necessary to evidence the acceptance by the holder of the Warrants of such consideration.

   Section 6.6 Reasonable Best Efforts.

     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by this Agreement, including: (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from all Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity (including any pre-merger filings and State Takeover Approvals), (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement. No party to this Agreement shall consent to any voluntary delay of the consummation of the Offer or the Merger at the behest of any Governmental Entity without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld.

     (b) Each party shall use reasonable best efforts to not take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant made by it in this Agreement.

   Section 6.7 Public Announcements. Parent and the Company will not issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without prior consultation with the other party, except as may be required by applicable law or the rules and regulations of the OTC Bulletin Board (including any obligations to report corporate actions to the OTC Bulletin Board Coordinator) applicable to the Company; provided, that the Company, Parent and Sub acknowledge that the Company, upon the execution of this Agreement, will issue a press release that will contain, among other things, the language set forth in Exhibit B.

   Section 6.8 State Takeover Laws. If any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use their reasonable best efforts to obtain such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

   Section 6.9 Indemnification; Directors and Officers Insurance.

     (a) From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless (and make advances for expenses as incurred to) all past and present officers and directors of the Company and of its Subsidiaries to the same extent and in the same manner such persons are entitled to indemnification and advancement of expenses as of the date of this Agreement (to the extent consistent with applicable law) by the Company pursuant to the DGCL, the indemnification agreements set forth in Section 6.9(b) of the Company Letter, the Company Charter or the Company Bylaws for acts or omissions occurring at or prior to the Effective Time.

     (b) From and after the Effective Time, Parent shall cause the Surviving Corporation to perform, as of the consummation of the Offer, all of the obligations set forth in Article 9 of the Company Charter, Article V of the Company Bylaws and the indemnification agreements set forth in Section 6.9(b) of the Company Letter. In addition, Parent shall cause the Surviving Corporation to pay all amounts that become due and payable under the Company Charter, the Restated Bylaws and such indemnification agreements.

     (c) Parent shall cause the Surviving Corporation to provide, for a period of not less than three years from the Effective Time, to or for those persons covered at the date hereof or at the Effective Time by the Company's directors and officers' insurance and indemnification policy (the "D&O Insurance"), insurance that is substantially similar to the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 175% of the last annual premiums paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

     (d) Notwithstanding anything to the contrary in this Agreement, this
  Section 6.9 shall survive the consummation of the transactions contemplated by this Agreement and the provisions of this Section 6.9 are intended to be for the benefit of, and may be enforced by, each person entitled to indemnification pursuant to this Section 6.9.

   Section 6.10 Notification of Certain Matters. Parent and Sub shall use its reasonable best efforts to give prompt notice to the Company, and the Company shall use its reasonable best efforts to give prompt notice to Parent, of: (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it is aware and which would be reasonably likely to cause
(x) any representation or warranty contained in this Agreement and made by it to be untrue or inaccurate in any material respect on the date hereof or (y) any covenant, condition or agreement contained in this Agreement and made by it not to be complied with or satisfied in all material respects, (ii) any failure of Parent or Sub or the Company, as the case may be, to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (iii) any occurrence, change or event which would be reasonably likely to have a Material Adverse Effect on VAC, Parent or Sub or the Company, as the case may be; provided, that the delivery of any notice pursuant to this Section 6.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

   Section 6.11 Retention and Incentive Plan; Certain Benefits.

     (a) Parent shall cause Sub and the Surviving Corporation and their Subsidiaries to honor all enforceable employment, change in control, deferred compensation, pension, retirement and severance agreements, pay and personnel policies in effect on the date hereof between the Company or one of its Subsidiaries and any employee of the Company or any of its Subsidiaries, or maintained for the benefit of any employee of the Company or any of its Subsidiaries, and honor all annual bonus awards made by the Company or any of its Subsidiaries prior to the date hereof, subject to the power of the Company or its Subsidiaries to amend, modify, invoke or terminate any such policies and awards pursuant to their terms or applicable law or the mutual agreement by Sub and the Surviving Corporation and the current or former employee, officer or director covered by such agreement.

     (b) For one year after the Effective Time, Parent shall cause Sub and the Surviving Corporation to provide employees of the Company and its Subsidiaries with benefits (including welfare benefits) that are no less favorable taken as a whole, than the benefits provided under the Company's and such Subsidiary's benefits plans (other than equity-based plans) as in effect on the date hereof, unless such employees otherwise agree to such changes. To the extent that service is relevant for eligibility, vesting or benefit calculations or allowances (including entitlements to vacation, severance, and sick days) under any plan or arrangement of the Company or its Subsidiaries, Parent shall ensure that such plan or arrangement shall credit employees for service on or prior to the Effective Time with the Company or any of its Subsidiaries. Notwithstanding anything in this
  Section 6.11 to the contrary, nothing in this Section 6.11 shall be deemed to limit or otherwise affect the right of the Surviving Corporation to terminate employment or change the place of work, responsibilities, status or description of any employee or group of employees as the Surviving Corporation may determine in exercise of its business judgment.

   Section 6.12 Stockholder Litigation. In connection with any litigation which may be brought after the date hereof against the Company or its directors relating to the transactions contemplated hereby, the Company shall keep Parent, and any counsel which Parent may retain at its own expense, reasonably informed of the status of such litigation and will provide Parent's counsel the right to participate in the defense of such litigation to the extent Parent is not otherwise a party thereto, and the Company shall not enter into any settlement or compromise of any such stockholder litigation without Parent's prior written consent, which consent shall not be unreasonably withheld or delayed.

   Section 6.13 Company SEC Documents. From the date of this Agreement to the Effective Time, the Company shall file on a timely basis all Company SEC Documents required to be filed by it with the SEC under the Exchange Act, the Securities Act and the published rules and regulations of the SEC under either of the foregoing applicable to such Company SEC Documents, which Company SEC Documents shall comply in all material respects with the requirements of the Exchange Act, the Securities Act and the published rules and regulations of the SEC thereunder, each as applicable to such Company SEC Documents.

   Section 6.14 Voting Agreement. The Company agrees to notify the Company's transfer agent that there is a limitation on the transferability of the Shares owned by the Nonvoting Director.

                                  ARTICLE VII

                      CONDITIONS PRECEDENT TO THE MERGER

   Section 7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

     (a) Stockholder Approval. Subject to Section 2.7, this Agreement shall have been adopted by the affirmative vote of the stockholders of the Company entitled to vote thereon as required by the DGCL and the Company Charter.

     (b) Purchase of Shares. Sub shall have previously accepted for payment and paid for Shares pursuant to the Offer, except that neither Parent, Sub nor the Company shall be entitled to invoke this condition if it shall have been the cause of the failure of Sub to purchase Shares pursuant to the Offer in breach of its obligations under this Agreement.

     (c) No Order. No court or other Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger.

                                 ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

   Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company or Sub:

     (a) by mutual written consent of Parent and the Company;

     (b) by either Parent or the Company:

       (i) if (x) as a result of the failure of any of the Offer Conditions the Offer shall have terminated or expired in accordance with its terms without Sub having accepted for payment any Shares pursuant to the Offer or (y) Sub shall not have accepted for payment any Shares pursuant to the Offer prior to December 27, 2000; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under this Agreement by such party; or

       (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable;

     (c) by Parent or Sub, prior to the purchase of Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in this Agreement which (i) would give rise to the failure of a condition set forth in paragraph (e) or
  (f) of Exhibit A and (ii) cannot be or has not been cured within 20 business days after the giving of written notice to the Company;

     (d) by Parent or Sub, if either Parent or Sub is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph
  (d) of Exhibit A;

     (e) by the Company, if the Company's Board of Directors or any committee thereof determines that a Takeover Proposal constitutes a Superior Proposal and the Company's Board of Directors or any such committee determines, in its good faith judgment, after consultation with independent counsel, that failing to terminate this Agreement would be inconsistent with such Board's fiduciary duties under applicable law; provided, that the Company has complied in all material respects with all provisions of Section 5.2, including the notice provisions therein;

     (f) by the Company, if at any time prior to the purchase of Shares pursuant to the Offer (i) any of the representations or warranties of Parent or Sub set forth in this Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect, or (ii) Parent or Sub shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Parent or Sub to be performed or complied with by it under this Agreement and such untruth, incorrectness or failure cannot be or has not been cured within 20 business days after the giving of written notice to Parent or Sub, as applicable;

     (g) by the Company, if the Offer has not been commenced by the Parent or Sub on or prior to 15 business days following the date of the initial public announcement of the Offer, provided that the Company may not terminate this Agreement pursuant to this Section 8.1(g) if the Company is in material breach of this Agreement; or

     (h) by Parent or the Company, if prior to the purchase of Shares pursuant to the Offer any of the derivative claims currently pending against the Company and its directors shall have been resolved in favor of the plaintiffs in such action.

   The right of any party hereto to terminate this Agreement pursuant to this
Section 8.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

   Section 8.2 Effect of Termination. In the event of termination of this Agreement by Parent, Sub or the Company, as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of the Company, Parent, Sub or their respective officers or directors (except for Section 6.2(b) and the entirety of Section 8.3, which shall survive the termination); provided, that nothing contained in this
Section 8.2 shall relieve any party hereto from any liability for any breach of a representation or warranty contained in this Agreement, the breach of any covenant contained in this Agreement or for fraud.

   Section 8.3 Fees and Expenses.

     (a) Except as provided in this Section 8.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses; provided, that effective as of the Closing, the Company shall pay all of the expenses of Parent and Sub. In addition, the Company shall pay the filing, printing and mailing costs

  (but not any legal, advisory or other costs) directly incurred by Parent or Sub in connection with the preparation of the Offer Documents, whether or not the Offer and/or the Merger is consummated, provided, that the Company's aggregate obligation to pay such costs shall be limited to the lower of (i) fifty percent (50%) of such costs or (ii) $50,000.

     (b) The Company shall pay, or cause to be paid, in same day funds to Parent the following amounts, if applicable, under the circumstances and at the times set forth as follows:

       (i) if Parent or Sub terminates this Agreement under Section 8.1(d), the Company shall pay to Parent, within two (2) business days following receipt of written demand from Parent, $750,000 (the "Termination Fee");

       (ii) if the Company terminates this Agreement under Section 8.1(e), the Company shall pay the Termination Fee upon such termination; or

       (iii) if Parent or Sub terminates this Agreement under Section 8.1(c) as a result of the breach by the Company of any covenant or agreement contained in this Agreement resulting in a failure of the condition set forth in paragraph (f) of Exhibit A and at the time of any such termination a Takeover Proposal shall have been made, and if concurrently therewith or within 12 months thereafter, the Company enters into a definitive merger agreement, acquisition agreement or similar agreement with respect to a Takeover Proposal, or a Takeover Proposal is consummated, involving any party (1) with whom the Company had any discussions with respect to a Takeover Proposal, (2) to whom the Company furnished information with respect to or with a view to a Takeover Proposal or (3) who had submitted a proposal or expressed any interest publicly in a Takeover Proposal, in the case of each of clauses (1), (2) and (3), prior to such termination, the Company shall pay the Termination Fee within two (2) business days of the earlier of the execution of such agreement or upon consummation of such Takeover Proposal.

     (c) If Parent or Sub terminates this Agreement under Section 8.1(b)(i)(x) as a result of the failure of the condition set forth in paragraphs (c) or (f) of Exhibit A, or if the Company terminates this Agreement pursuant to 8.1(b)(i)(y) prior to January 31, 2001, unless at the time of such termination Parent or Sub is in breach of this Agreement, then the Company shall pay to Sub, promptly upon receipt, but in no event later than two (2) business days following receipt, of reasonable supporting documentation, all actual and reasonably documented out-of-pocket expenses incurred by or on behalf of Sub or its stockholders (including expenses incurred by or on behalf of the Nonvoting Director) in connection with or in anticipation of the Offer, the Merger, this Agreement and the consummation of the transactions contemplated hereby in an amount not to exceed $250,000; provided, that no such expenses shall be payable in the event that Parent or Sub terminates this Agreement as a result of the occurrence of a Material Adverse Change resulting from any Company litigation pending as of the date hereof as set forth in Section 4.11(1) of the Company Letter, or any litigation instituted as a consequence of the Company entering into this Agreement or consummating any of the transactions contemplated hereby.

   Section 8.4 Amendment. This Agreement may be amended by the parties hereto, subject to Section 6.3, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

   Section 8.5 Waiver. At any time prior to the Effective Time, subject to
Section 6.3, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE IX

                              GENERAL PROVISIONS

   Section 9.1 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time.

   Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to an overnight courier or when telecopied (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     if to Parent or Sub, to:

       c/o ValueAct Capital Partners, L.P.
       One Maritime Plaza
       Suite 1400
       San Francisco, CA 94111
       Attention: Jeff Ubben
       Facsimile No.: 415-362-5727

       with copies to:

       Kirkland & Ellis
       200 East Randolph Drive
       Chicago, IL 60601
       Attention: Dennis M. Myers
       Facsimile No.: 312-861-2200

     (b) if to the Company, to:

       Kenetech Corporation
       500 Sansome Street
       San Francisco, CA 94111
       Attention: Dianne P. Urhausen
       Facsimile No.: 415-984-8191

       with a copy to:

       Morrison & Foerster LLP
       425 Market Street
       San Francisco, California 94105-2482
       Attention: Michael O'Bryan
       Facsimile No.: 415-268-7522

       and a copy to:

       Potter Anderson & Corroon, LLP
       Hercules Plaza
       P.O. Box 951
       Wilmington, DE 19899
       Attention: Mark A. Morton
       Facsimile No.: 302-658-1192

   Section 9.3 Interpretation; Certain Definitions.

     (a) When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this

  Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     (b) For purposes of this Agreement, the following terms have the meaning specified in this Section 9.3:

       "business day" means any day that is a business day for the purposes of the Exchange Act.

       "Code" means the Internal Revenue Code of 1986, as amended.

       "Knowledge of the Company" means the actual knowledge of the directors, officers and key employees of the Company.

       "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to the Company or Parent, as the case may be, any event, occurrence, fact, circumstances, change or effect that is or would reasonably be expected (as far as can be foreseen at the time) to be materially adverse to (i) the ability of either the Company or Parent or Sub to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby or (ii) the business, operations, properties or results of operations or the condition (financial or otherwise), assets or liabilities (actual or contingent) of the Company and its Subsidiaries, taken as a whole, or VAC, Parent and its Subsidiaries, taken as a whole, as the case may be; provided, that none of the following shall be deemed, either alone or in combination, to have or constitute a Material Adverse Effect on or a Material Adverse Change with respect to the Company: (i) changes in the market price or trading volume of the Company's securities, (ii) conditions generally affecting the Company's industry or general economic and business conditions which do not have a materially disproportionate effect on the Company and its Subsidiaries taken as a whole, and (iii) any disruption of employee, customer, supplier or other similar relationships, which are directly attributable to the execution and announcement of this Agreement or the identity of Parent.

       "Rights Agreement" means the Rights Agreement, dated May 4, 1999 between the Company and ChaseMellon Shareholder Services, LLC.

       "Subsidiary" means any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity.

       "Takeover Proposal" means any proposal for (i) a merger, share exchange or other business combination involving the Company or any of its Subsidiaries, (ii) any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in or any voting securities of the Company representing 15% or more of the Shares outstanding,
    (iii) an offer to acquire in any manner, directly or indirectly, any assets of the Company or any of its Subsidiaries in excess of $100,000, or (iv) any similar transaction or business combination involving the Company or its business or capital stock or assets, other than the transactions contemplated by this Agreement.

       "Taxes" means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer or excise tax, or other tax, custom, duty, governmental fee or any other like assessment or charge of any kind whatsoever, together with any interest or penalty imposed by any Governmental Entity.

       "Tax Return" means any return, report or similar statement
    (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

       Section 9.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

       Section 9.5 Entire Agreement; Third-Party Beneficiaries. This Agreement, except as provided in Section 6.2(b), constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement, except for the provisions of Section 6.9, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

       Section 9.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

       Section 9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

       Section 9.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

       Section 9.9 Enforcement of this Agreement. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of Delaware in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such courts (and waives any objection based on forum non conveniens or any other objection to venue therein). Each party hereto waives any right to a trial by jury in connection with any such action, suit or proceeding.

       Section 9.10 Construction. This Agreement and any documents or instruments delivered pursuant hereto or in connection herewith shall be construed without regard to the identity of the person who drafted the various provisions of the same. Each and every provision of this Agreement and such other documents and instruments shall be construed as though all of the parties participated equally in the drafting of the same. Consequently, the parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable either to this Agreement or such other documents and instruments.

   IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

                                          KC Holding Corporation

                                             /s/ Jeffrey W. Ubben
                                          By: _________________________________
                                          Name: Jeffrey W. Ubben
                                          Its: Secretary and Treasurer

                                          KC Merger Corp.

                                             /s/ Jeffrey W. Ubben
                                          By: _________________________________
                                          Name: Jeffrey W. Ubben
                                          Its: Secretary and Treasurer

                                          Kenetech Corporation

                                             /s/ Dianne P. Urhausen
                                          By: _________________________________
                                          Name: Dianne P. Urhausen
                                          Its: Vice President and Secretary

                                                                      Exhibit A

                            CONDITIONS OF THE OFFER

   Notwithstanding any other term of the Offer or this Agreement, Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1 under the Exchange Act (relating to Sub's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares as equals at least 85% of the outstanding Shares on a fully diluted basis, giving effect to all the currently exercisable Company Stock Options and other securities exercisable or convertible into Shares (excluding those Shares held by the Nonvoting Director) (the "Minimum Condition").

   Furthermore, notwithstanding any other term of the Offer or this Agreement, Sub shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of this Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of Parent or any of its subsidiaries that constitutes a breach of this Agreement):

     (a) there shall be instituted after the date hereof and pending before any court of competent jurisdiction or Governmental Entity any suit, action or proceeding (including new claims made in any pending proceedings) (i) challenging the acquisition by Parent or Sub of any Shares under the Offer, seeking to prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by this Agreement, or seeking to obtain from the Company, Parent or Sub any damages (including damages against the Company's directors or officers for which they may seek indemnification from the Company) that, if awarded, would have a Material Adverse Effect on the Company, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of the business or assets of the Company and its Subsidiaries, taken as a whole, or to compel the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, in each case as a result of the Offer or any of the other transactions contemplated by this Agreement, or (iii) seeking to impose material limitations on the ability of Parent, Sub or the Nonvoting Director to acquire or hold, or exercise full rights of ownership of, any Shares, including the right to vote Shares on all matters properly presented to the stockholders of the Company, provided, in the case of each of clauses (i), (ii) and (iii) above, that Parent and Sub shall have used its reasonable best efforts to oppose, contest and resolve any such pending or threatened suit, action or proceeding;

     (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity any statute, rule, regulation, judgment, order or injunction that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iii) of paragraph (a) above, provided, that Parent and Sub shall have used reasonable best efforts to oppose, contest and resolve any such judgment, order, injunction or enforcement;

     (c) there shall have occurred and be continuing any Material Adverse Change with respect to the Company;

     (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Sub its approval or recommendation of the Offer, the Merger or this Agreement, or recommended any Takeover Proposal, (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions, or (iii) upon the reasonable request of Sub, the Board of Directors of the Company, or any committee thereof, shall fail within a reasonable period of time to reaffirm its approval or recommendation of the Offer, this Agreement or the Merger;

     (e) the representations and warranties of the Company set forth in this Agreement shall not be true and correct in each case at the date of this Agreement and at the scheduled or extended expiration of the

  Offer, unless the inaccuracies (without giving effect to any materiality or Material Adverse Effect qualifications or exceptions contained therein) under such representations and warranties, taking all the inaccuracies under all such representations and warranties together in their entirety, do not result in a Material Adverse Effect on the Company or unless such inaccuracies are as a result of actions expressly permitted by Section 5.1;

     (f) the Company shall have failed to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under this Agreement (other than any failures which would not reasonably be expected to have a Material Adverse Effect on the Company), which failure to perform or comply, if capable of being cured, continues for more than twenty (20) business days after the giving of written notice to the Company;

     (g) there shall have occurred and be continuing (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (ii) a declaration of war by the United States or (iii) in the case of any of the foregoing existing at the time of the execution of this Agreement, a material acceleration or worsening thereof; or

     (h) the Company shall not have obtained consents of third parties listed in Section 4.5 of the Company Letter (other than such consents, the failure of which to obtain would not either individually or in the aggregate be reasonably expected to have a Material Adverse Effect); or

     (i) this Agreement shall have been terminated in accordance with its terms or the parties shall have agreed in writing to terminate the Offer.

   The foregoing conditions are for the sole benefit of Parent and Sub and may, subject to the terms of this Agreement, be waived by Parent and Sub in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Terms used but not defined herein shall have the meanings assigned to such terms in the Agreement to which this Exhibit A is a part.

                                                                      Exhibit B

                             FORM OF PRESS RELEASE

   The press release shall include the following:

     "Notwithstanding its recommendation and consistent with the terms of the Agreement and Plan of Merger, the Special Committee of the Company's Board of Directors requested that the Special Committee's financial advisor, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., be available to receive unsolicited inquiries from any other parties interested in the possible acquisition of the Company. If the Special Committee or the Company's Board of Directors, after consultation with its independent legal counsel, determines that taking such actions is appropriate in light of its fiduciary duties to Company stockholders under applicable law, the Company may provide information to and engage in discussions and negotiations with such parties and take other appropriate actions in connection with any such indicated interest."

   Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of KENETECH or such stockholder's broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer Is:
                    ChaseMellon Shareholder Services, L.L.C.

                           By Facsimile Transmission
                        (For Eligible Institutions Only)
                                 (201) 296-4293
                      Attention: Reorganization Department

                             Confirm by Telephone:
                                 (201) 296-4860

  By Overnight Courier:            By Mail:                   By Hand:


                          Reorganization Department  Reorganization Department
Reorganization Department       P.O. Box 3301               120 Broadway
    85 Challenger Road       South Hackensack, NJ            13th Floor
     Mail Stop-Reorg.               07606                New York, NY 10271
Ridgefield Park, NJ 07660

                               Other Information:

   Questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                            MacKenzie Partners, Inc.

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                      E-Mail: Proxy @mackenziepartners.com
                                       or
                         Call Toll Free (800) 322-2885